LITHIUM ARGENTINA AG

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held June 19, 2026

MANAGEMENT INFORMATION CIRCULAR

Dated: May 4, 2026

LETTER TO SHAREHOLDERS

Dear Fellow Lithium Argentina AG Shareholders,

On behalf of the board of directors (the "Board") of Lithium Argentina AG ("Lithium Argentina", the "Company", "we" or "our"), it is our pleasure to invite you to attend the annual meeting of shareholders on June 19, 2026 at 5:00 p.m. (Central European Summer Time) to be held simultaneously at Regus, Dammstrasse 19, 6300 Zug, Switzerland and at Sun Valley Lodge, 1 Sun Valley Road, Sun Valley, Idaho, USA (the "Meeting"). The two locations will be linked via a live video and audio link.

This management information circular (the "Circular") provides you with information for purposes of voting on proposals of business that will be considered at the Meeting. Shareholders will be asked to consider and vote upon routine annual general meeting proposals; however, as this is our second annual meeting as a Swiss-domiciled company, shareholders will note certain additional proposals required under Swiss corporate law being put to shareholders for approval including, but not limited to: approval of the Swiss consolidated and Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025; the appropriation of the accumulated loss for fiscal year 2025; the election of the chair and the members of the governance, nomination, compensation and leadership committee; election of the Swiss statutory auditor; on an advisory basis, the approval of our approach to executive compensation; the approval of the compensation to the Board and executive management team; the approval of the Swiss statutory compensation report; and the election of the Swiss statutory independent voting representative.

Lithium Argentina made significant progress this past year, establishing Cauchari-Olaroz as a stable, cash- generating operation while advancing its next phase of our growth.

At Cauchari-Olaroz, production exceeded 34,000 tonnes lithium carbonate, reaching the high end of our guidance range, and ending the year near capacity with fourth quarter production at 97% capacity. Strong operational performance translated into significantly lower costs.

These improvements were broad-based. Reagents, maintenance, camp services, overhead all trended lower, reflecting ongoing optimization efforts following ramp-up. These gains were driven not only by higher volumes, but by sustainable reductions in variable costs.

This performance translated into strong financial results. Despite a weaker lithium price environment in 2025, Cauchari-Olaroz generated cash during 2025.

In parallel, we were able to make meaningful progress across our growth pipeline. This included the advancement of the consolidation of PPG into a new joint venture with Ganfeng Lithium Group Co, Ltd. ("Ganfeng"), which when complete will enable a more efficient development plan as outlined in the scoping study we released, as well as the submission of RIGI applications for both PPG and the Stage 2 expansion at Cauchari-Olaroz.

We are incredibly proud of what we have accomplished. We have a world-class team, a proven operating track record and two of the largest and highest quality lithium brine resources globally. This is complemented by an improving investment environment in Argentina and strong market demand fundamentals driven by EV adoptions and accelerating demand from energy storage buildouts.

In 2025 we delivered on our priorities, establishing a strong operating and cost foundation, strengthened our balance sheet, and have taken meaningful steps to de-risk our growth pipeline.

Looking ahead, our focus is clear. We are building a scalable lithium platform in Argentina; with the goal, through our partnership with Ganfeng, to grow our production from approximately up to 40,000 tonnes per annum lithium carbonate expected in 2026 to over 200,000 tonnes per annum targeted through a phased development strategy. With Cauchari-Olaroz as the foundation, we are advancing a disciplined path towards that goal and position Lithium Argentina as one of the leading lithium platforms globally.

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Your votes are important to us. We encourage you to read the Circular in advance to allow meaningful participation in the voting process.

On behalf of everyone at Lithium Argentina, we appreciate your ongoing support of our Company.

Sincerely,

"John Kanellitsas"	"Sam Pigott"
John Kanellitsas	Sam Pigott
Chair	Executive Director & Chief Executive Officer

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NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders ("Shareholders") of registered common shares ("Common Shares") of Lithium Argentina AG (the "Company" or "Lithium Argentina") will be held simultaneously at Regus, Dammstrasse 19, 6300 Zug, Switzerland and at Sun Valley Lodge, 1 Sun Valley Road, Sun Valley, Idaho, USA at 5:00 p.m. (Central European Summer Time) on June 19, 2026. The two locations will be linked via a live video and audio link.

At the Meeting, Shareholders will be asked to consider and vote upon the following matters:

1. To approve the Swiss consolidated financial statements of the Company for the year ended December 31, 2025 and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon.

2. To approve the appropriation of the accumulated loss for fiscal year 2025.

3. To approve the discharge of the members of the Board of Directors of the Company (the "Board") and of the executive management team from liability for the activities during fiscal year 2025.

4. To approve the Company's new amended and restated equity incentive plan.

5. To re-elect eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.

6. To re-elect the Chair of the Board for a term extending until completion of the next annual general meeting.

7. To re-elect the three (3) members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting.

8. To appoint for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

9. To elect for the financial year 2026 PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss statutory auditor.

10. To approve a non-binding advisory resolution on the Company's executive compensation.

11. To approve the maximum aggregate compensation of the Board for the period until the next annual general meeting.

12. To approve the maximum aggregate compensation of the executive management team for the financial year 2027 under Swiss law.

13. To approve a non-binding advisory resolution on the Swiss statutory compensation report.

14. To elect the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.

The specific details of these matters to be put before the Meeting are set forth in the management information circular (the "Circular") accompanying this notice. The Board has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management's discussion and analysis of the Company for the financial year ended December 31, 2025 have been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company's website at www.lithium-argentina.com, on SEDAR+ www.sedarplus.ca or on EDGAR at the website of the SEC at www.sec.gov/edgar. All Shareholders are reminded to review the Circular before voting.

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This notice, the Circular and proxy materials are being made available to each Shareholder registered in the Company's share register as of close of business on April 29, 2026. Any additional Shareholders who are registered in the Company's share register as of the close of business on June 1, 2026, being the record date for voting set by the Board, but who were not registered in the share register as of April 29, 2026, will receive a copy of this notice, the Circular and proxy materials as soon as practicable after June 1, 2026. Shareholders not registered in the Company's share register as of June 1, 2026 will not be entitled to vote or grant proxies to vote at the Meeting. If you are a registered or non-registered Shareholder as of June 1, 2026, you may grant a proxy to vote on each of the proposals and any modification to any of the proposals or other matter on which voting is permissible under Swiss law and which is properly presented at the Meeting for consideration.

Shareholders who are unable to attend the Meeting are encouraged to vote by mail, internet or telephone, as further described in the Circular. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the Meeting can be found in the section titled "Voting Information - How to Vote" in the Circular. To be valid, a Shareholders proxy must be received by the independent voting rights representative no later than 5:00 p.m. (Central European Summer Time) on June 17, 2026 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held. The Company's independent voting representative for the Meeting is Anwaltskanzlei Keller AG, att. Lithium Argentina AG, P.O. Box 1889, CH-8027 Zurich, Switzerland.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-653-8092 or by email at info@lithium-argentina.com.

DATED this 4th day of May, 2026.

On behalf of the Board of Directors
(signed) "John Kanellitsas"
Chair

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GENERAL INFORMATION

DATE OF INFORMATION

All information in this management information circular (the "Circular") of Lithium Argentina AG (the "Company" or "Lithium Argentina", "we" or "our") is dated as of May 4, 2026 except as otherwise noted herein.

CURRENCY

This Circular contains references to United States dollars (USD, US$ or $) and Canadian dollars (C$). All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

COMMITTEE ABBREVIATIONS AND SEPARATION TRANSACTION

Committees of the Board are abbreviated in certain tables in this Circular as follows:

  Audit and Risk Committee - "ARC"

  Sustainable Development Committee - "SDC"

  Governance, Nomination, Compensation and Leadership Committee - "GNCLC".

On October 3, 2023, the Company completed a separation transaction (the "Separation Transaction") pursuant to which the Company separated its previously-held North American business unit. The Company retained its Argentine business unit, consisting of a 44.8% interest in Cauchari-Olaroz, and the now 85% interest in the Pastos Grandes project and a 65% interest in the Sal de la Puna project, of which the latter two projects are being consolidated into one project along with Ganfeng Lithium Group Co., Ltd.'s ("Ganfeng") 100% owned Pozuelos Project ("PPG").

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Holders of Common Shares (as defined below) as of the close of business on June 1, 2026 (the "Record Date") are entitled to vote at the Meeting (as defined below) as a Shareholder (as defined below). Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of the Meeting and shall have one vote per Common Share at the Meeting. As of the date of this Circular, the Company had 163,833,964 fully paid and non- assessable registered common shares each with a par value of USD0.01 (each, a "Common Share") issued and outstanding. Further information on which Shareholders are entitled to vote at the Meeting can be found in the section titled "Voting Information - How to Vote" in this Circular.

To the knowledge of the directors and executive officers of the Company, no person or company, directly or indirectly, beneficially owns or exercises control or direction over, 10% or more of the Common Shares.

MEETING REPRESENTATIONS

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

ADDITIONAL INFORMATION

Financial information about the Company is included in its annual financial statements and management's discussion and analysis ("MD&A") for the most recently completed financial year. These documents, along with the Company's Annual Report on Form 20-F (as defined below), are filed under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at the website of the SEC at www.sec.gov/edgar. Information concerning the Company, including printed copies of the annual financial statements and MD&A, may be obtained by any shareholder of the Company ("Shareholder") free of charge by contacting the Company at 778-653-8092 or by email at info@lithium-argentina.com.

FORWARD-LOOKING STATEMENTS

This Circular (including the letter attached thereto) and documents referred to herein include and incorporate statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the Company's future objectives and strategies to achieve those objectives, the Company's outlook, targets and expectations in the letter attached hereto, including, without limitation, our expectations with respect to the timing and amount of future production, capacity and anticipated costs; expectations with respect to the PPG joint venture, including the timing for closing the joint venture and financing plans; production guidance; the Company's plans with respect to its compensation and governance programs; expectations with respect to ESG (as defined below)-related items; and other proposals at the Meeting; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, the Company has made certain assumptions with respect to, among other things, current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company's projects; the business relationship between the Company and Ganfeng; ability of the Company to fund, advance and develop Cauchari-Olaroz and its other projects, and expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to fund, advance and develop PPG; the successful operation of Cauchari-Olaroz under its co-ownership structure; ability of the Company to produce battery quality lithium products; the ability to operate in a safe and effective manner; uncertainties relating to obtaining and/or maintaining mining, exploration, development, environmental and other permits or approvals in Argentina including the Company's RIGI applications; demand for lithium, including that such demand is supported by growth in the electric vehicle market; impact of increasing competition in the lithium business, including the Company's competitive position in the industry; general economic conditions; stability and support of legislative, regulatory and community environment in the jurisdiction where it operates; estimates of and changes to market prices for lithium and commodities; estimates costs for the project or operation; estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; reliability of technical data; and the ability to achieve full production; and accuracy of budget and estimates.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially, these risks include, among others: the operations may not operate and produce as planned; cost overruns; market prices affecting development of the operation; risks associated with co-ownership arrangements; risks with ability to successfully secure adequate financing if necessary; risks to the growth of the lithium markets; lithium prices; inability to obtain any future required governmental permits and that operations may be limited by government-imposed limitations; technology, cyber security and artificial intelligence risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; emerging and developing market risks; operational risks; changes in government regulations; changes in environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project or operation parameters; uncertainties associated with estimating mineral resources and mineral reserves, including uncertainties regarding assumptions underlying such estimates; whether mineral resources will ever be converted into mineral reserves; opposition to the Company's projects; geological or technical or processing problems; liabilities and risks; health and safety risks; unanticipated results; unpredictable weather; unanticipated delays; reduction in demand for lithium; inability to generate profitable operations; restrictive covenants in debt instruments; intellectual property risks; dependency on key personnel; currency and interest rate fluctuations; uncertainties inherent to economic studies such as the scoping study on PPG; and volatility in general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company's management discussion analysis and most recent annual report on form 20-F (the "Annual Report on Form 20-F"), copies of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially.

All forward-looking statements included in this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

VOTING INFORMATION

PROXY SOLICITATION

The Company is providing this Circular to Shareholders to solicit proxies for use at the annual general meeting (the "Meeting" or "2026 Meeting") of Shareholders to be held simultaneously at Regus, Dammstrasse 19, 6300 Zug, Switzerland and at Sun Valley Lodge, 1 Sun Valley Road, Sun Valley, Idaho, USA at 5:00 p.m. (Central European Summer Time) on June 19, 2026. The two locations will be linked via a live video and audio link.

The Board of Directors of the Company (the "Board") is primarily soliciting proxies by mail, but may also contact Shareholders by telephone, email, internet or other means of communication. The Company will pay the costs of soliciting proxies. The Company may also pay reasonable costs incurred by intermediaries who are registered owners of Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) to deliver the notice package to non-registered (beneficial) holders of such Common Shares. The Company will provide, without cost to such persons, upon request to the Vice President, Investor Relations and ESG of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their Common Shares.

WHO CAN VOTE

Holders of Common Shares as of the close of business on the Record Date are entitled to vote at the Meeting as a Shareholder. Only Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of the Meeting and shall have one vote per Common Share at the Meeting.

The notice of meeting (the "Notice of Meeting"), the Circular and proxy materials are being made available to each Shareholder registered in the Company's share register as of close of business on April 29, 2026. Any additional Shareholders who are registered in the Company's share register as of the close of business on June 1, 2026, being the Record Date, but who were not registered in the share register as of April 29, 2026, will receive a copy of the Notice of Meeting, the Circular and proxy materials as soon as practicable after June 1, 2026. Shareholders not registered in the Company's share register as of the Record Date will not be entitled to vote or grant proxies to vote at the Meeting. If you are a registered or non-registered Shareholder as of the Record Date, you may grant a proxy to vote on each of the proposals and any modification to any of the proposals or other matter on which voting is permissible under Swiss law and which is properly presented at the Meeting for consideration.

The Company has requested that banks, brokerage firms and other nominees who hold their registered Common Shares on behalf of the owners of the registered Common Shares (such owners are often referred to as "non-registered Shareholders") as of the close of business on April 29, 2026 to forward either a notice or a printed copy of these materials, together with a proxy or VIF (as defined below), to those non-registered Shareholders. The Company will make such request again on the Record Date.

The Company's articles of association (the "Articles") provide that the quorum for the transaction of business at the Meeting is at least two Shareholders who hold in aggregate at least 5% of the issued Common Shares entitled to vote at the Meeting.

Proposals 1 through 9, 11, 12 and 14 require the affirmative vote of a simple majority of the votes present or represented at the Meeting. An "ABSTAIN" or invalid ballot will have the effect of a vote "AGAINST" these proposals.

Shareholder approval of the appointment for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company, is not required by law or by our Articles or by-laws, but Shareholders' views are important to the Board and the ARC. If Shareholders do not appoint for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company, our Board and ARC will reconsider PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

Proposals 10 and 13 are advisory and non-binding on Lithium Argentina, however, the Board will review voting results on these proposals and will give consideration to such results.

VOTER TYPES

Voters fall into two categories:

  Registered Shareholders, meaning Shareholders who hold Common Shares as record holder, that is Common Shares held directly in their names with our transfer agent, Computershare Investor Services Inc.; or

  Non-registered Shareholders, meaning beneficial Shareholders who do not hold Common Shares as record holder, that is Common Shares held indirectly in the name of an intermediary such as a brokerage firm, bank, trust company or clearing agency (for example, The Canadian Depository for Securities Limited commonly known as CDS, or The Depository Trust Company).

HOW TO VOTE

Voting occurs at the Meeting by attending the Meeting in person and voting at the Meeting or by appointing a third party, who need not be a Shareholder, as a proxy to vote at the Meeting, or by submitting voting instructions electronically over the internet or by telephone or by return of the proxy by mail to the independent voting rights representative for it to vote at the Meeting.

VOTING METHOD	SHAREHOLDER VOTING OPTIONS
VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE USING YOUR CONTROL NUMBER WHICH IS LOCATED ON YOUR FORM OF PROXY OR VOTING INSTRUCTION FORM
BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: CANADA (ENGLISH) 1-800-474-7493 OR (FRENCH) 1-800-474- 7501, OR US 1-800-454-8683
You can use either option below: BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. BY MAIL: DATA PROCESSING CENTRE P.O. BOX 3700 STN INDUSTRIAL PARK MARKHAM, ON, L3R 9Z9

Registered Shareholders

Registered Shareholders may only vote their Common Shares if they or third parties appointed as their proxies are present at the Meeting. In addition, registered Shareholders may appoint as their proxy the independent voting rights representative to vote their Common Shares in the enclosed proxy and returning the completed proxy by mail to the address indicated below, or by submitting voting instructions electronically over the internet or by telephone, as also indicated below. The independent voting rights representative will vote all Common Shares for which it is the proxy as specified by the Shareholders on the proxy or in its electronic voting instructions.

A registered Shareholder desiring to name as proxy someone other than the independent voting rights representative may do so by inserting the full name of such other person. In that case, the Shareholder must sign the proxy and deliver it to the person named, and the person named must be present, present appropriate identification and vote at the Meeting.

Common Shares owned by registered Shareholders who have timely submitted their proxy instructions and specifically indicated their votes, will be voted by the independent voting rights representative as indicated. Common Shares owned by registered Shareholders who have timely submitted their proxy instructions and have not specifically indicated their votes, instruct the independent voting rights representative to vote in the manner recommended by the Board. If any modifications to agenda proposals identified in the Notice of Meeting or other matters on which voting is permissible under Swiss law are properly presented at the Meeting for consideration, you are deemed to instruct the independent voting rights representative, in the absence of other specific instructions, to vote in accordance with the recommendations of the Board.

The Board recommends the following votes:

1. FOR approving the Swiss consolidated financial statements of the Company for the year ended December 31, 2025 and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon.

2. FOR approving the appropriation of the accumulated loss for fiscal year 2025

3. FOR approving the discharge of the members of the Board and of the Executive Management Team from liability for the activities during fiscal year 2025.

4. FOR approving of the Company's new amended and restated equity incentive plan.

5. FOR re-electing eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.

6. FOR re-electing the Chair of the Board for a term extending until completion of the next annual general meeting.

7. FOR re-electing the three (3) members of the GNCLC, each for a term extending until completion of the next annual general meeting.

8. FOR appointing for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

9. FOR electing for the financial year 2026 PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss Statutory Auditor.

10. FOR approving a non-binding advisory resolution on the Company's executive compensation.

11. FOR approving the maximum aggregate compensation of the Board for the period until the next annual general meeting.

12. FOR approving the maximum aggregate compensation of the Executive Management Team for the financial year 2027 under Swiss law.

13. FOR approving the non-binding advisory resolution on the Swiss statutory compensation report.

14. FOR electing the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.

Registered Shareholders electing to submit a proxy may do so by:

a) Mail - complete, sign, date and mail your proxy to Broadridge Financial Solutions, Inc. ("Broadridge") in the enclosed business reply envelope or by mail to:

DATA PROCESSING CENTRE

P.O. BOX 3700 STN INDUSTRIAL PARK
MARKHAM, ON, L3R 9Z9

b) Internet voting - vote your proxy online at www.proxyvote.com using the 16-digit number located at the bottom of your proxy. By voting online, you will give voting instructions to the independent voting rights representative; or

c) Telephone - vote your proxy by telephone at CANADA (ENGLISH) 1-800-474-7493 or (FRENCH) 1-800-474-7501, or US 1-800-454-8683. By voting by telephone, you will give voting instructions to the independent voting rights representative.

In all cases, the proxy must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-Registered Shareholders

The Company sends Meeting materials to intermediaries for delivery to non-registered Shareholders who have not waived the right to receive them and pays for delivery costs to objecting beneficial Shareholders.

If a non-registered Shareholder has not waived the right to receive Meeting materials, their intermediary is required for the delivery of the Meeting materials. The materials will generally include a voting instruction form ("VIF") that will allow non-registered Shareholders to vote their Common Shares through the independent voting rights representative.

The VIF should be completed, signed and returned to the non-registered Shareholder's intermediary. Non- registered Shareholders can also vote by telephone or online per the VIF instructions. Non-registered Shareholders whose intermediary has appointed Broadridge as their proxy communications agent are asked to return their VIF using the following methods on the date noted on their VIF:

a) Mail - complete, sign, date and mail your VIF to Broadridge in the enclosed business reply envelope or by mail to:

DATA PROCESSING CENTRE

P.O. BOX 3700 STN INDUSTRIAL PARK
MARKHAM, ON, L3R 9Z9

b) Internet voting -online at www.proxyvote.com using the 16-digit number located at the bottom of your VIF; or

c) Telephone -by telephone at CANADA (ENGLISH) 1-800-474-7493 or (FRENCH) 1-800-474-7501, or US 1-800-454-8683.

Should a non-registered Shareholder who received one of the above forms wish to vote at the Meeting (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder must follow the instructions on the VIF to indicate that such other person will attend and vote at the Meeting. Non-registered Shareholders should carefully follow the instructions contained in the VIF of their intermediaries and contact them directly with any questions regarding the voting of Common Shares owned by them.

Voting instructions must be received in sufficient time to allow for the VIF to be forwarded by the intermediary to the independent voting rights representative at least one business day before the proxy submission deadline of 5:00 p.m. (Central European Summer Time) on June 17, 2026.

To attend and vote at the Meeting in person, U.S. non-registered Shareholders must first obtain a valid legal proxy from their intermediary. The U.S. non-registered Shareholder must follow the instructions from their intermediary included with the notice package, or contact their intermediary to request a legal proxy form.

VOTING CHANGES

Shareholders can make changes to how they have voted their Common Shares by proxy in advance of the Meeting.

A registered Shareholder who has given a proxy may revoke it at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or, if adjourned, any reconvened meeting time by sending written notice of revocation signed by the registered Shareholder or their authorized attorney (or for corporations who are registered Shareholders, by an authorized officer or attorney under the corporate seal) to Broadridge:

DATA PROCESSING CENTRE

P.O. BOX 3700 STN INDUSTRIAL PARK

MARKHAM, ON, L3R 9Z9

A proxy may also be revoked by changing your electronic voting instructions submitted online or by telephone, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A registered Shareholder or duly appointed proxyholder attending the Meeting has the right to vote and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

A non-registered Shareholder wishing to change their vote must, at least seven days before the Meeting, contact their intermediary to change their vote and follow their intermediary's instructions. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

SPECIFIC VOTING INSTRUCTIONS

Common Shares represented by the independent voting rights representative will be voted by the independent voting rights representative at the Meeting in accordance with the specific instructions made by the respective holder. Except with respect to broker non-votes described below where no choice is specified, holders of Common Shares who have timely submitted voting instructions, but have not specifically indicated their votes are deemed to instruct the independent voting rights representative to vote in the manner recommended by the Board. If any modifications to agenda proposals identified in the Notice of Meeting or other matters on which voting is permissible under Swiss law are properly presented at the Meeting for consideration, you instruct the independent voting rights representative, in the absence of other specific instructions, to vote in accordance with the recommendations of the Board. At the time of posting this Circular in accordance with Notice-and-Access (as defined below), the Board knows of no such amendments, variations or other matters to come before the Meeting.

We may periodically receive voting updates in advance of the Meeting. The disclosure of vote information to the Company in advance of the Meeting will comply with applicable requirements. Shareholders seeking to benefit from the special Swiss voting confidentiality rules (only allowing for aggregate reporting of instructions submitted to the independent proxy no earlier than three business days before the Meeting) need to be registered as Shareholders in the Company's share register on or before the Record Date and vote as registered Shareholders.

Under rules of the New York Stock Exchange ("NYSE"), brokers and other intermediaries holding shares in street name for their customers are generally required to vote these shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than approving the Swiss consolidated financial statements of the Company for the year ended December 31, 2025 and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon; approving the appropriation of the accumulated loss for fiscal year 2025;appointing for the financial year 2026, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company; electing for the financial year 2026 PricewaterhouseCoopers AG, Zug, Switzerland, as Swiss Statutory Auditor; and electing the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting, the Company believes that all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these proposals of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Broker non-votes will have no impact on the election of directors or any other matter to be voted on at the Meeting that is a non-routine matter. A broker non-vote is not considered to be an "ABSTAIN" vote.

NOTICE TO U.S. SHAREHOLDERS

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a "foreign private issuer" under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), the Company is exempt from proxy rules under the U.S. Exchange Act. This means that the content of this Circular may be different from proxy statements prepared by U.S. domestic issuers in accordance with the proxy rules under the U.S. Exchange Act.

NOTICE-AND-ACCESS

The Company is using the notice-and-access provisions ("Notice-and-Access") under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations to distribute the proxy-related materials (including this Circular), the audited financial statements of the Company for the year ended December 31, 2025 and related auditor's report and MD&A to Shareholders. This allows the Company to post electronic versions of the Meeting materials on SEDAR+ at www.sedarplus.ca, and on the Company's website at https://investors.lithium-argentina.com instead of mailing paper copies to Shareholders. Notice-and-Access is more environmentally friendly, reduces the use of paper and certain physical delivery-related emissions, and more cost effective for the Company, as it reduces print and mailing costs.

Shareholders still have the right to request paper copies of the Meeting materials posted online by the Company under Notice-and-Access if they choose. The Company will not use the "stratification" procedure for Notice-and-Access, where a paper copy of the Meeting materials is provided along with the notice package. Shareholders may ask the Company additional questions about Notice-and-Access by calling the following numbers:

Canadian Proxy Line:

TFN: 844-916-0609

Direct Dial: 303-562-9305

French Canadian Proxy Line (Voicemail):

TFN: 844-973-0593

Direct Dial: 303-562-9306

The Meeting materials are available under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at the website of the SEC at www.sec.gov/edgar and on the Company's website at https://investors.lithium-argentina.com. The Company will provide paper copies of the Meeting materials including proxy-related materials such as the Circular, the audited financial statements of the Company for the year ended December 31, 2025, the auditor's report and the related MD&A free of charge, for a period of up to one year from the date the Circular is filed on SEDAR+ at www.sedarplus.ca and on EDGAR at the website of the SEC at www.sec.gov/edgar.

Shareholders who wish to receive a paper copy of the Meeting materials in advance of the Meeting should submit their request no later than June 9, 2026, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 5:00 p.m. (Central European Summer Time) on June 17, 2026. Materials will be sent within three business days of receiving a request if the request is received before the Meeting date, or within 10 days if received on or after the Meeting date.

To request a copy of the full set Meeting materials please dial 1-877-907-7643 and enter the 16-digit control number located on your form of proxy or VIF. If you do not have a 16-digit control number, please dial (English) 1-844-916-0609 or (French) 1-844-973-0593. If you are calling from outside North America, please dial (English) 1-303-562-9305 or (French) 1-303-562-9306.

Shareholders will be sent a paper copy of a notice package under Notice-and-Access by pre-paid mail containing: (i) a notification about the Company's use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for registered Shareholders, a form of proxy, or for non- registered Shareholders a VIF.

SHAREHOLDER PROPOSALS

Under Swiss law, a Shareholder of record can request in writing for an item to be put on the agenda for an annual general meeting provided that the requesting Shareholder must hold, individually or together with other Shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, and the request must be submitted to the chairperson of the Board at least three months before the anniversary of the previous year's ordinary Shareholders' meeting and shall be in writing, specifying the item and the proposal.

PROPOSALS OF BUSINESS

At the Meeting, the following proposals of business will be conducted:

PROPOSAL 1. APPROVAL OF SWISS FINANCIAL STATEMENTS

Under Swiss law, the Swiss consolidated financial statements and the Swiss statutory standalone financial statements must be submitted to Shareholders for approval at each annual general meeting. If Shareholders do not approve this proposal, the Board may consider calling an extraordinary general meeting of Shareholders for reconsideration of this proposal by Shareholders.

The Swiss consolidated financial statements of the Company and the Swiss statutory standalone financial statements of the Company are available at www.lithium-argentina.com.

In its audit reports, PricewaterhouseCoopers AG, Zug, Switzerland, recommended without qualification that the Company's Swiss consolidated financial statements and the Swiss statutory standalone financial statements for the fiscal year ended December 31, 2025, be approved. PricewaterhouseCoopers AG, Zug, Switzerland, expresses its opinion that the Swiss consolidated financial statements of the Company present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and its financial performance and its cash flows for the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. PricewaterhouseCoopers AG, Zug, Switzerland, further expresses its opinion and confirms that the Swiss statutory standalone financial statements for the year ended December 31, 2025 comply with Swiss law and the Articles of the Company.

The Board recommends a vote FOR the approval of the Swiss consolidated financial statements of the Company for the year ended December 31, 2025 and the Swiss statutory standalone financial statements of the Company for the year ended December 31, 2025, together with the respective reports of the auditor thereon.

PROPOSAL 2. APPROPRIATION OF THE ACCUMULATED LOSS FOR FISCAL YEAR 2025

Under Swiss law, the appropriation of available earnings or accumulated loss, as the case may be, as set forth in the Company's Swiss statutory standalone (i.e., non-consolidated) financial statements must be submitted to shareholders for approval at each annual general meeting. Available earnings may be carried forward or be distributed to shareholders as dividends. We do not expect to pay dividends from available earnings in the foreseeable future as they would not be exempt from Swiss withholding tax.

The Company, on a stand-alone basis, does not have any available earnings at this time, and accordingly, the Board proposes that the accumulated loss be carried forward to the next year's account as follows:

Proposed Appropriation of Accumulated Loss in USD	U.S. Dollars (Expressed in thousands)	Swiss Francs (Expressed in thousands)
Losses Brought Forward	(449,977)	(356,967)
Net Losses for the Period	(19,716)	(15,641)
Losses to be Carried Forward	(469,693)	(372,608)

The Board recommends a vote FOR the appropriation of the accumulated loss for the fiscal year 2025 by carrying forward such accumulated loss to the next year's account.

PROPOSAL 3. DISCHARGE OF THE MEMBERS OF THE BOARD AND OF THE EXECUTIVE MANAGEMENT TEAM FOR THE ACTIVITIES DURING FISCAL YEAR 2025

In accordance with Article 698, paragraph 2, item 7 of the Swiss Code, it is customary for Swiss companies to request Shareholders at the annual general meeting to discharge the members of the Board and the Executive Management Team (as defined below) from personal liability for their activities during the preceding fiscal year. Accordingly, Shareholders are being requested to grant the members of the Board and of the Executive Management Team discharge from personal liability with respect to activities during fiscal year 2025. Discharge pursuant to the proposed resolution is only effective with respect to facts that have been disclosed to Shareholders (including through any publicly available information, regardless of whether it is included in our filings on EDGAR or SEDAR+) and only binds Shareholders who either voted in favor of the proposal or who subsequently acquired Common Shares with knowledge that the Shareholders have approved this proposal. In addition, Shareholders who vote against this proposal, abstain from voting on this proposal, do not vote on this proposal, or acquire their Common Shares without knowledge of the approval of this proposal, may bring, as a plaintiff, any claims in a shareholder derivative suit within twelve months after the approval of the proposal. After the expiration of the twelve-month period, such Shareholders will generally no longer have the right to bring, as a plaintiff, claims in shareholder derivative suits against members of the Board or Executive Management Team with respect to activities during fiscal year 2025.

The Board recommends a vote FOR the discharge of the members of the Board and of the Executive Management Team from liability for the activities during fiscal year 2025.

PROPOSAL 4. APPROVAL OF AMENDED AND RESTATED EQUITY INCENTIVE PLAN

Shareholders will be asked to consider and, if deemed appropriate, pass the Amended and Restated Incentive Plan Resolution (as defined below), the full text of which is located below.

The Company is proposing to make certain amendments to the Company's current amended and restated equity incentive plan (the "Incentive Plan") certain of which require Shareholder approval in accordance with the amendment provisions of the Incentive Plan in addition to the requirements of the Toronto Stock Exchange (the "TSX") Company Manual.

The proposed amendments principally include changing the Incentive Plan from an 8% rolling plan to a 10% rolling plan, removing certain restrictions on the grant of equity incentive securities to non-employee directors of the Company, as well as certain other changes summarized below (the "Incentive Plan Amendments").

The collective amendments to the Incentive Plan since it was last presented to Shareholders on June 20, 2024, are reflected in the blackline of the amended and restated equity incentive plan (the "Amended and Restated Incentive Plan"), which is attached as Schedule "C" to this Circular. The Incentive Plan was previously amended and approved by the Board on January 23, 2025. Amendments to the Incentive Plan then consisted primarily of changing references of "Lithium Americas (Argentina) Corp." to "Lithium Argentina AG" in connection with the continuation to Switzerland, revising the definition of "fair market value" and changes necessary to comply with Swiss law in connection with the continuation to Switzerland. The amendments were made without Shareholder approval pursuant to the amendment provisions of the Incentive Plan and the TSX Company Manual. The amendments were accepted by the TSX. The blackline of the Amended and Restated Incentive Plan, which is attached as Schedule "C" to this Circular, reflect these previous changes.

The Board and the GNCLC approved the Amended and Restated Incentive Plan on May 1, 2026. The TSX has approved the Amended and Restated Incentive Plan subject to Shareholder approval. Terms not herein defined shall have the meaning ascribed to them in the Amended and Restated Incentive Plan. Below is a summary of the proposed Incentive Plan Amendments. The first two amendments require Shareholder approval pursuant to the amendment provisions of the Incentive Plan.

Amendment	Summary	Rationale
Increase in the plan maximum	• The aggregate number of Common Shares issuable under the Amended and Restated Incentive Plan will be increased from 8% to 10% of the outstanding issue from time to time.	• Support normal course and additional grants as the Company continues to scale.
Remove certain annual limitations on grants to non-employee directors and the corresponding restrictions in the amendment provisions of the plan	• The limitation that the aggregate number of
     Options (as defined below) granted under the
     Amended and Restated Incentive Plan to any
     one non-employee directors within any one
     year period shall not exceed a maximum value
     of US$100,000, and together with any RSUs
     and DSUs (each, as defined below) granted
     under the Incentive Plan, not exceed a
	maximum value of US$150,000.	• The limitation was previously instituted to comply with certain North American proxy advisor recommendations, for which the Company is no longer subject by virtue of its Swiss domicile.
Delegation to CEO of RSU and PSU grants to non-executive employees	• The Board may delegate to the CEO the authority to grant a specified number of RSUs and PSUs to eligible employees who are not also officers and directors of the Company.	• Align the Company's practice with respect to the grant of RSUs and PSUs with the existing ability to delegate to the CEO the grant of a specified number of Options.
Functional currency	• The functional currency of the Amended and Restated Incentive Plan is now United States dollars.	• Align with the Company's functional currency.
Definitions and housekeeping changes	• In addition to the changes described above, the
     Incentive Plan Amendments include the
     following changes: (i) amending the defined
     term "Designated Affiliate" to include an
     entity in which the Company has a joint
     venture interest such that the Company can
     grant equity incentive securities under the
     Incentive Plan to eligible employees at such
     "Designated Affiliates"; (ii) removing
     "Designated Affiliate" from the definition of
      "Change of Control" and replacing it with
      "subsidiaries of the Company"; and (iii) such
     other changes of a housekeeping nature, all as
      reflected in the blacklined copy of the Amended
     and Restated Incentive Plan attached as Schedule
	"C" to this Circular.	• Align with the Company's current operations and corporate structure.

Subject to the conditional capital of the Company for equity incentive plans under the Articles, the aggregate number of Common Shares that may be subject to issuance under the current Incentive Plan, together with any other securities-based compensation arrangements of the Company, is limited to 8% of the issued and outstanding Common Shares from time to time (which based on the current number of Common Shares outstanding represents 13,106,717 Common Shares). If the Incentive Plan Amendments are approved, and subject to the conditional capital of the Company for equity incentive plans under the Articles, the aggregate number of Common Shares that may be subject to issuance under the Amended and Restated Incentive Plan, together with any other securities-based compensation arrangements of the Company, will be limited to 10% of the issued and outstanding Common Shares (which based on the current number of Common Shares outstanding represents 16,383,396 Common Shares). As of the date of this Circular, there are 7,759,523 RSUs, 58,367 PSUs, 1,080,647 DSUs and 2,625,000 Options (each, as defined below) outstanding, (entitling the holders thereof to acquire a maximum of 11,523,537 Common Shares, after giving effect to the maximum performance multipliers applicable to PSUs, representing approximately 7.03% of the Common Shares based on the current number of Common Shares outstanding). Accordingly, 4,859,859 Common Shares will be available for the grant of additional future awards under the Amended and Restarted Incentive Plan once adopted based on the current number of Common Shares issued and outstanding with additional Common Shares being available for grants upon the Company issuing additional Common Shares from time to time. For a description of the annual burn rate of the Incentive Plan, please refer to "Annual Burn Rate" starting at page 64.

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, pass an ordinary resolution by simple majority vote, the text of which is set out below, approving the Incentive Plan Amendments and the Amended and Restated Incentive Plan (the "Amended and Restated Incentive Plan Resolution"). If at the Meeting, Shareholders do not approve the Amended and Restated Incentive Plan Resolution, the current Incentive Plan, with certain amendments to the Incentive Plan that do not require Shareholder approval under the TSX Company Manual, will remain as the Company's equity incentive plan.

BE IT RESOLVED THAT:

1. the amended and restated equity incentive plan of Lithium Argentina AG (the "Company") as last amended by the board of directors of the Company (the "Board") dated May 1, 2026 (the "Amended and Restated Incentive Plan"), including, without limitation, the "Incentive Plan Amendments", substantially as described in the management information circular of the Company dated May 4, 2026 with respect to the Company's annual general meeting of shareholders held on June 19, 2026 (the "Meeting") be and are hereby authorized, approved, ratified and confirmed;

2. the Board be and is hereby authorized to reserve a sufficient number of common shares in the capital of the Company to satisfy the requirements under the Amended and Restated Incentive Plan;

3. the Board be and is hereby authorized to make any further amendments to the Amended and Restated Incentive Plan as may be required, without further approval of the shareholders, in order to ensure the adoption of the Amended and Restated Plan;

4. any one more of the directors or officers of the Company be and is hereby authorized and directed to perform all such acts, deeds and things, execute or deliver all such documents and other writings, including treasury orders, as may be required to give effect to the intent of the foregoing resolutions; and

5. notwithstanding that resolution has been duly passed by shareholders of the Company at the Meeting, the directors of the Company be and are hereby authorized and empowered, if they decide not proceed with the aforementioned resolution, to revoke this resolution at any time prior to giving effect thereto, without further notice to, or approval of, the shareholders of the Company.

The Board recommends a vote FOR the approval of the Amended and Restated Incentive Plan Resolution.

PROPOSAL 5. RE-ELECTION OF EIGHT DIRECTORS

The Board has nominated the following candidates for re-election to the Board, each for a term extending until completion of the next annual general meeting.

John Kanellitsas Sam Pigott George Ireland Diego Lopez Casanello	Robert Doyle Franco Mignacco Monica Moretto Calum Morrison

Shareholders will be asked to vote on the election of each of the eight directors to the Board individually. Each elected nominee will serve until the Company's next annual meeting of Shareholders. All nominees standing for election have confirmed they are eligible and willing to serve. See page 19 for information about each of the nominees and for general information about the Board.

The Board recommends a vote FOR the re-election of each of the nominated directors, each for a term extending until completion of the next annual general meeting.

PROPOSAL 6. RE-ELECTION OF CHAIR

Pursuant to the Swiss corporate law and the Articles, the authority to elect the chairperson of the Board (the "Chair") is vested with the general meeting of shareholders. The term of office of the Chair is the same as the other directors' terms and extends until completion of the next annual general meeting. The Chair elected at the Meeting will have the powers and duties as provided for in the Articles and by-laws of the Company.

Shareholders will be asked to vote on the re-election of John Kanellitsas as Chair, who will serve until the Company's next annual meeting of Shareholders. Mr. Kanellitsas has confirmed that he is eligible and willing to serve.

The Board recommends a vote FOR the re-election of John Kanellitsas as Chair for a term extending until completion of the next annual general meeting.

PROPOSAL 7. RE-ELECTION OF MEMBERS OF THE GOVERNANCE, NOMINATION, COMPENSATION AND LEADERSHIP COMMITTEE

Pursuant to Swiss corporate law and our Articles, the authority to elect the members of a company's compensation committee of the board of directors is vested with the general meeting of shareholders. The term of office of the members of the compensation committee is the same as the other directors' term and extends until completion of the next annual general meeting.

Shareholders will be asked to vote on the election of Calum Morrison, George Ireland and Robert Doyle as members of the GNCLC, who will serve until the Company's next annual meeting of Shareholders. All nominees standing for election have confirmed they are eligible and willing to serve. Calum Morrison is the current chair of the GNCLC and the Board intends on re-appointing Calum Morrison as chair of the GNCLC. See page 19 for information about each of the nominees.

The Board recommends a vote FOR the re-election of each of the nominated directors as members of the GNCLC, each for a term extending until completion of the next annual general meeting.

PROPOSAL 8. APPOINT THE AUDITOR

Shareholders will be asked to vote on the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountant, to serve as auditor of the Company for Canadian and U.S. securities law purposes for the financial year 2026. PricewaterhouseCoopers LLP, Chartered Professional Accountant, has served as the Company's auditor since August 2015. See the disclosure under the section titled "Committees of the Board" starting on page 36 for details about fees paid to the auditor.

The Board recommends a vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountant as the Company's auditor.

PROPOSAL 9. ELECT THE SWISS STATUTORY AUDITOR

Shareholders will be asked to vote on the election of PricewaterhouseCoopers AG, Zug, Switzerland, to serve as the Company's Swiss statutory auditor firm for the fiscal year ending December 31, 2026. PricewaterhouseCoopers AG, Zug, Switzerland, has served as the Company's Swiss statutory auditor since the Company's continuation to Switzerland on January 23, 2025.

Pursuant to Swiss law, Shareholders must elect an auditor supervised by the Swiss Federal Oversight Authority as the Company's statutory auditor. The statutory auditor's main task is to audit the standalone statutory financial statements and consolidated financial statements of Lithium Argentina in accordance with Swiss law and the Articles. The Board has recommended that PricewaterhouseCoopers AG, Zug, Switzerland, be elected as Lithium Argentina's Swiss statutory auditor for the Company's Swiss consolidated financial statements and Swiss standalone statutory financial statements.

Representatives of PricewaterhouseCoopers AG, Zug, Switzerland, will participate in the Meeting, will have the opportunity to make a statement and will be available to respond to questions Shareholders may ask.

The Board recommends a vote FOR the election of PricewaterhouseCoopers AG, Zug, Switzerland, as the Company's Swiss statutory auditor.

PROPOSAL 10. APPROACH TO EXECUTIVE COMPENSATION

In line with its past practices, the Company will hold an advisory vote of Shareholders on its approach to executive compensation, as it believes it is important to ascertain Shareholder feedback on its practices in this area. The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods.

For details regarding the Company's executive compensation program and decisions made by the Board concerning executive pay for 2025, see the disclosure under the section titled "Executive Compensation" starting on page 44.

The Board recommends a vote FOR the non-binding advisory resolution on the Company's approach to executive compensation.

PROPOSAL 11. APPROVAL OF THE MAXIMUM AGGREGATE COMPENSATION OF THE BOARD FOR THE PERIOD BETWEEN THE 2026 MEETING AND THE 2027 MEETING

As required by the Articles, Shareholders are provided, in accordance with Swiss law, the opportunity to vote at each annual general meeting on the maximum aggregate amount of compensation that can be paid or granted to the members of the Board for the period between the annual general meeting at which approval is sought and the next annual general meeting. The Shareholder vote is binding. As a result, Shareholders are being asked to ratify an amount of US$2.0 million as the maximum aggregate amount of compensation of the Board for the period between the 2026 Meeting and the 2027 annual general meeting (the "2026/2027 Term"). The proposal is based on the Board consisting of eight directors, of whom seven are non-employee directors. Only the non-employee directors are included in this proposal. Lithium Argentina's Chief Executive Officer is also a member of the Board but does not receive any compensation for his role as a director.

The proposed maximum aggregate amount includes all forms of cash, stock and other compensation of the Board and represents the maximum possible amount that Lithium Argentina could pay or grant to the Board for the 2026/2027 Term and not necessarily the actual amount that will be paid. A detailed description of the Company's compensation program for members of its Board currently in effect for its Board can be found under the section titled "Director Compensation" in this Circular. Actual compensation paid to the members of the Board in 2026 will be disclosed in the management information circular for the Company's 2027 annual general meeting and in the Swiss Statutory Compensation Report for fiscal year 2026. The general principles of the compensation for the Board are described in Article 31 of the Articles. The Company uses a combination of cash and equity compensation to attract and retain qualified candidates to serve on the Board.

If Shareholders do not ratify the maximum aggregate compensation amount, our Articles provide that the Board may either submit a new proposal for approval of the maximum aggregate amount at the same Meeting, at next year's annual general meeting or at an extraordinary general meeting of the Shareholders. The Company may continue to pay compensation to the Board subject to the subsequent approval. The Board may also split proposals for approval by submitting proposals with respect to particular elements of compensation, shorter periods of time, or a more limited group of persons. However, rejection of this proposal could lead to material uncertainty with respect to the Company's compensation arrangements and could detrimentally impact the Company's ability to attract and retain directors.

The Board recommends a vote FOR the approval of the proposed maximum aggregate compensation of the Board for the period between the 2026 Meeting and the 2027 annual general meeting.

PROPOSAL 12. APPROVAL OF THE MAXIMUM AGGREGATE COMPENSATION OF THE EXECUTIVE MANAGEMENT TEAM FOR THE FINANCIAL YEAR 2027

As required by the Articles, Shareholders are provided, in accordance with Swiss law, the opportunity to vote at each annual general meeting on the maximum aggregate compensation that can be paid or granted to the members of the Company's Executive Management Team for the fiscal year commencing after the date of the annual general meeting. As a result, Shareholders are being asked to ratify an amount of US$8.0 million as the maximum aggregate amount of compensation of the Executive Management Team for fiscal year 2027. The Shareholder vote is binding.

The executive management team currently consists of: the Chief Executive Officer, Sam Pigott; the President, Alec Meikle; and the Vice President and Chief Financial Officer, Alex Shulga (collectively, the "Executive Management Team").

The proposed maximum aggregate amount includes all forms of cash, stock and other compensation and is based on the expected fiscal year 2027 compensation of the Executive Management Team. This amount represents the maximum possible amount that Lithium Argentina could pay or grant to the Executive Management Team in the 2027 fiscal year, subject to the authority of the Board to grant or pay a "supplementary amount" pursuant to Article 35 of the Articles without additional Shareholder ratification to persons who newly assume an Executive Management Team position after the prospective vote at the 2026 Meeting, and not necessarily the actual amount that will be paid. Consistent with the Company's historical practice in setting executive compensation, as reflected in the section titled "Executive Compensation" in this Circular, the Company does not anticipate that the aggregate amount actually paid to the Executive Management Team members for fiscal year 2027 will be at the proposed maximum aggregate amount. Actual compensation paid to the Executive Management Team in 2027 will be disclosed in the management information circular for the Company's 2027 annual general meeting and the Swiss Compensation Report for fiscal year 2026.

For a detailed description of the compensation principles currently in effect for the Executive Management Team (and other NEOs who are not members of the Executive Management Team), please refer to the section titled "Executive Compensation" in this Circular. The Company recommends that Shareholders read the Articles, in particular Article 32 regarding the general principles of compensation, and the section titled "Executive Compensation" of this Circular to understand Executive Management Team compensation principles and process when considering this proposal. The actual amounts paid to each member of the Executive Management Team for fiscal years 2025 are disclosed in the section titled "Summary Compensation Table" of this Circular.

If Shareholders do not ratify the maximum aggregate compensation amount, our Articles provide that the Board may either submit a new proposal for approval of the maximum aggregate amount at the same Meeting, at next year's annual general meeting or at an extraordinary general meeting of the Shareholders, and the Company may pay compensation to Executive Management Team subject to the subsequent approval. The Board may also split proposals for approval by submitting proposals with respect to particular elements of compensation, shorter periods of time, or a more limited group of persons. However, rejection of this proposal could lead to material uncertainty with respect to the Company's executive compensation arrangements and could detrimentally impact the Company's ability to attract and retain members of Executive Management Team.

The Board recommends a vote FOR the approval of the proposed maximum aggregate compensation of the Executive Management Team for the 2027 fiscal year.

PROPOSAL 13. APPROVE THE SWISS STATUTORY COMPENSATION REPORT

Under our Articles and the Swiss Code, we are required to prepare a separate Swiss Statutory Compensation Report each year that contains specific items in a presentation format determined by Swiss law. Our Swiss Statutory Compensation Report must be submitted to Shareholders for approval in an advisory retrospective vote at each annual general meeting. The purpose of the advisory vote is to give Shareholders an opportunity to provide input on the use of the Swiss aggregate maximum compensation amounts for the Board and the Executive Management Team that is approved by Shareholders. While Shareholders prospectively approve aggregate compensation for a subsequent period in Proposals 11 and 12, the Swiss Statutory Compensation Report describes the actual use of the amount in the prior fiscal year.

The Swiss Statutory Compensation Report sets forth, for the fiscal year ended December 31, 2025, the compensation of the members of the Board and the members of the Executive Management Team. An audit report from PricewaterhouseCoopers AG, Zug, Switzerland, our Swiss statutory auditor, confirming that the Swiss Statutory Compensation Report complies with Swiss law, is included in the Swiss Statutory Compensation Report.

While we historically have had an advisory say-on-pay on the compensation paid to our named executive officers, that vote is required by SEC rules. The vote in this Proposal is required pursuant to Swiss law. Consequently, both votes are required to be included on the agenda at the annual general meeting.

A copy of the 2025 Swiss Statutory Compensation Report is contained in Schedule "B" of this Circular.

The Board recommends a vote FOR the non-binding advisory resolution on the approval of the Swiss Statutory Compensation Report.

PROPOSAL 14. ELECT THE SWISS STATUTORY INDEPENDENT VOTING REPRESENTATIVE

Swiss law requires that the shareholders of a Swiss company listed on a stock exchange elect an independent voting representative ("Independent Voting Representative") annually, for a term extending until completion of the next annual general meeting.

The main duty of the Independent Voting Representative is to exercise the voting rights in accordance with the instructions received from shareholders. The Independent Voting Representative will not make statements, submit motions or proposals or ask questions to the Board on behalf of Shareholders. The Board has recommended that Anwaltskanzlei Keller AG of Splügenstrasse 8, 8002, Zürich, Switzerland be elected as the Independent Voting Representative for a term extending until completion of the annual general meeting in 2027. Anwaltskanzlei Keller AG does not perform any other services for the Company.

The Board recommends a vote FOR the election of Anwaltskanzlei Keller AG as the Independent Voting Representative of the Company for a term extending until completion of the annual general meeting in 2027.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than: approval of the discharge of the members of the Board and of the Executive Management Team; the approval of the Amended and Restated Incentive Plan; the election of directors; the election of the Chair; the election of the members of the GNCLC; the advisory resolution on executive compensation; the maximum aggregate compensation of the Board; the maximum aggregate compensation of the Executive Management Team; and the advisory resolution on the Swiss Statutory Compensation Report.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out in this Circular, or in the Company's Annual Report on Form 20-F, annual financial statements and MD&A for its most recently completed financial year filed pursuant to applicable Canadian and U.S. securities laws and which are available under our profile on SEDAR+ at www.sedarplus.ca or EDGAR at the website of the SEC at www.sec.gov/edgar, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company's last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

DIRECTORS DISCLOSURE

ADVANCE NOTICE FOR NOMINATIONS

Under the Swiss Code and the Articles, nominations by Shareholders of persons for election to the Board may be made at any time prior to or at the general meeting of Shareholders provided that such election is included in the agenda. If the nomination is submitted prior to the general meeting and is to be included on the agenda of the general meeting, the requesting Shareholder must hold, individually or together with other Shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, and the request must be submitted to the chairperson of the Board at least three months before the anniversary of the previous year's ordinary Shareholders' meeting and shall be in writing, specifying the item and the proposal.

MAJORITY VOTING

The Swiss Code and the Articles provide that elections of the members of the Board, including the Chair of the Board, require a majority of all of the votes represented. Voting "ABSTAIN" will count as an "AGAINST" vote. Any nominee who does not receive a majority of votes for his or her election will not be elected to the Board. Prior to its continuation to Switzerland, the Company had a majority voting policy. Although the Company no longer has a majority voting policy, it will continue to respect the majority voting requirements of the TSX.

NOMINEES

At the Meeting, Shareholders will be asked to elect these eight nominees as directors of the Company. Each director nominee elected will hold office until completion of the next annual meeting of Shareholders.

The following tables set out information regarding nominees for election as directors, including, but not limited to, the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2025 fiscal year, voting results from the Company's 2025 annual general meeting, and the number of Common Shares and incentive securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

JOHN KANELLITSAS, Chair Florida, USA
Mr. Kanellitsas is the Chairman of the Company. He joined the Company (when formerly known as Lithium Americas Corp.) as an independent director in June 2013. He served in various executive roles with the Company since September 2015, including Interim CEO from
October 2023 until March 2024.

Mr. Kanellitsas has served on several public and private company boards including Lithium
Royalty Corp and Largo Physical Vanadium Corp. He has over 30 years of experience in the investment banking and asset management industries and was a co-founder of Geologic
Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014.
Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley
& Co. in New York and San Francisco.

Mr. Kanellitsas has a Bachelor of Science in Mechanical Engineering from Michigan State
University and a Master of Business Administration from the University of California in Los
Angeles		Non-Independent Age: 64
2025 AGM Voting Results	Other Public Company Boards and Committees
97.79% voted for, 1.92% against	Largo Physical Vanadium Corp.

2025 Meeting Attendance
Board	7 of 7	100%
SDC	4 of 4	100%

Securities Ownership Details
Common Shares	RSUs	DSUs	Options
Direct 2,405,990	1,777,867	-	466,895
Indirect 88,445(1)

(1) Held by Mr. Kanellitsas' spouse.

SAM PIGOTT, Executive Director and CEO Ontario, Canada
Mr. Pigott joined the Company as Chief Executive Officer on March 18, 2024, and as a director on March 19, 2024. Prior to this, he served as Head of Business Development, of Ganfeng from October 2018 to March 2024. Before joining Ganfeng in 2018, Mr. Pigott worked in several financial and investment banking institutions in a variety of senior roles.

Mr. Pigott holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University.			Non-Independent Age: 43
2025 AGM Voting Results		Other Public Company Boards and Committees
98.30% voted for, 1.31% against		N/A

2025 Meeting Attendance
Board	7 of 7		100%
Securities Ownership Details
Common Shares	RSUs	DSUs	Options
69,269	1,383,456	-	340,000

GEORGE IRELAND, Lead Director Massachusetts, USA
Mr. Ireland joined the Company as a director in November 2015. He has over forty years of experience in the mining and metals industry in positions ranging from field geologist and operations, to banking and venture capital. In 2004, Mr. Ireland founded Geologic Resource Partners LLP and serves as Chief Investment Officer and CEO. He previously held various roles as an analyst and partner with investment firms including Knott Partners LP, Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

He graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.		Independent Director Age: 69
2025 AGM Voting Results	Other Public Company Boards and Committees
96.52% voted for, 3.08% against	Amerigo Resources Ltd.
	Heliostar Metals Corp.
2025 Meeting Attendance
Board	7 of 7	100%
ARC	4 of 4	100%
GNCLC	7 of 8	88%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
3,725,460	325,231	150,000	4,200,691	US$41,843,638.03

* Based on the NYSE closing price of US$10.33 per Common Share on May 1, 2026. The total market value amount is in respect of the Common Shares and deferred share units ("DSUs") held and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy (as defined below).

DIEGO LOPEZ CASANELLO, Director North Carolina, USA
Mr. Casanello joined the Company as a director in October 2023 with the Separation Transaction. He has served as Chief Executive Officer of Farmers Business Network, Inc. (farmer-to-farmer network and e-commerce platform) since March 2024; Managing Partner of Vidavo Ventures (venture capital firm focused on decarbonization technologies) since March 2022; and Executive Advisor to New Mountain Capital LLC (private equity firm) since June 2021. Prior to this he served as President and Chief Operating Officer of UPL Limited (global agricultural and specialty chemicals manufacturer) from March 2019 to May 2021 and as the Chief Executive Officer of Arysta LifeScience Corporation (global agricultural chemicals manufacturer) from February 2016 to February 2019, following its sale in July 2018 to UPL. He currently serves on the board of Profile Products LLC since November 2021 (environmental solutions).

Mr. Casanello started his career at chemical manufacturer BASF SE and worked in senior executive positions in Europe, Asia, South and North America, including as Managing Director of BASF Argentina S.A. and leading the Oilfield and Mining Chemicals business in North America. He has extensive M&A experience and holds a BA in Business Administration from the University of Hagen.				Independent Director Age: 52
2025 AGM Voting Results			Other Public Company Boards and Committees
98.36% voted for, 1.24% against			N/A
2025 Meeting Attendance
Board		7 of 7		100%
SDC		4 of 4		100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
150,000	187,331	150,000	487,331	US$3,484,629.23

* Based on the NYSE closing price of US$10.33 per Common Share on May 1, 2026. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

ROBERT DOYLE, Director British Columbia, Canada
Mr. Doyle joined the Company as a director in October 2023 with the Separation Transaction. He has been a corporate director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX and ASX-listed gold producer) since June 2022, Snowline Gold Corp. since August 2025 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023. He previously served as CFO of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) from January 2004 until retiring in March 2022.

Mr. Doyle has over 30 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.	Independent Director Age: 57
2025 AGM Voting Results		Other Public Company Boards and Committees
96.14% voted for, 3.45% against		Faraday Copper Corp.
		Orezone Gold Corporation
		Snowline Gold Corp.
2025 Meeting Attendance
Board		7 of 7		100%
ARC		4 of 4		100%
GNCLC		8 of 8		100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
14,500	187,331	150,000	351,831	US$2,084,914.23

* Based on the NYSE closing price of US$10.33 per Common Share on May 1, 2026. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

FRANCO MIGNACCO, Chair of Shareholder Committee of Minera Exar(2) Jujuy, Argentina
Mr. Mignacco has been a director of the Company since September 2009 and has served on the board of Full Circle Lithium Corp. since April 21, 2023. He served as President of Minera Exar from June 2013 - December 2024, overseeing operations and development of the Cauchari-Olaroz mineral project. Previously, he was the Vice Chair of the former Lithium Americas Corp. from June 2013 to September 2015 prior to its merger with Western Lithium USA Corp.
Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.	Non-Independent Director Age: 43
2025 AGM Voting Results		Other Public Company Boards and Committees
98.33% voted for, 1.27% against		Full Circle Lithium Corp.
2025 Meeting Attendance
Board		7 of 7	100%
SDC		4 of 4	100%
Securities Ownership Details
Common Shares	RSUs	DSUs	Options
Direct 2,703,992	193,747	73,370	2,517,540
Indirect 486,185(1)

(1) Held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.

(2) The Cauchari-Olaroz mineral project is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by Jujuy Energia y Mineria Sociedad del Estado, a mining investment company owned by the government of Jujuy Province in Argentina.

MONICA MORETTO, Director British Columbia, Canada
Ms. Moretto joined the Company as a director in March 2024. She has served as Vice President, Sustainability at Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) since April 2008.

Ms. Moretto is a seasoned senior executive with vast experience in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. She currently chairs the International Social Responsibility committee at the Mining Association of Canada. Ms. Moretto holds a Bachelor of Art in communications from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the prestigious Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada. She also holds the CDI Board designation.				Independent Director Age: 60
2025 AGM Voting Results			Other Public Company Boards and Committees
98.49% voted for, 1.20% against			N/A
2025 Meeting Attendance
Board		7 of 7		100%
SDC		4 of 4		100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
4,265	120,053	-	124,318	US$1,284,204.94

* Based on the NYSE closing price of US$10.33 per Common Share on May 1, 2026. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

CALUM MORRISON, Director British Columbia, Canada
Mr. Morrison joined the Company as a director in October 2023 with the Separation Transaction. Mr. Morrison has served as President and Director of Snowline Gold Corp., a gold development company since February 2022 and has previously served as President and Chief Executive Officer of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; VP Business Development and CFO of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation.

Mr. Morrison has over 20 years of experience in the mining sector. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.		Independent Director Age: 46
2025 AGM Voting Results	Other Public Company Boards and Committees
93.13% voted for, 6.50% against	Snowline Gold Corp.
2025 Meeting Attendance
Board	6 of 7	86%
ARC	3 of 4	75%
GNCLC	8 of 8	100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
15,000	187,331	150,000	352,331	US$2,090,079.23

* Based on the NYSE closing price of US$10.33 per Common Share on May 1, 2026. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a) while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE OVERVIEW

The Board believes that good corporate governance is important to the Company's effective performance and plays a significant role in protecting Shareholders' interests and maximizing Shareholder value.

Governance Highlights

BOARD INDEPENDENCE AND COMPOSITION	√	Independence. The Board is composed of a majority of independent directors, and 100% of the ARC and GNCLC members are independent. All committee Chairs are independent.
	√	Committees. Three committees with written mandates oversee key functional areas within the Company's organization, including audit, risk, governance, compensation, safety, health, environment, sustainability, nomination and leadership succession planning matters.
	√	In-Camera Sessions. Independent directors have the opportunity to meet in-camera at every Board and committee meeting. Since the beginning of the financial year ended December 31, 2025, the independent directors held six in-camera meetings.
OVERSIGHT STRATEGY	√	Oversight and Strategy. The Board or its committees oversee corporate strategy, risk management, Environmental, Social and Governance ("ESG") matters, the Code (as defined below) and ethics matters, corporate culture and talent retention, compensation and succession planning, whistleblower matters, insurance and cybersecurity. An annual corporate strategy session is generally held by executives and the Board.
GOVERNANCE PRACTICES	√	Ethical Business Conduct. The Code applies to everyone within the organization, and directors and consultants the Company does business with.
	√	Share Ownership Requirements. Share ownership guidelines are in effect for independent directors to better align their interests with those of securityholders.
	√	Qualified Board. Board composition is guided by a skills matrix assessment process to evaluate whether Board composition aligns with the Company's current needs.
	√	Annual Performance Assessments. The Board and its committees conduct performance assessments of their effectiveness and that of individual directors.
	√	Board Mandate and Position Descriptions. The Company has a Board mandate, and formal position descriptions for the Chair, Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") roles.
	√	Board Education. The Company has an orientation program for new directors, and an annual Board education program.
SHAREHOLDER VOTING RIGHTS	√	Annual Election and Majority Voting. Annual elections are held to elect Board directors, the Chair and the members of the GNCLC at the annual meeting of Shareholders by majority vote (there is no slate voting).
	√	No Dual Class or Non-Voting Shares. The Company has a single class of Common Shares whose holders are entitled to call meetings and vote. There are no classes of non-voting shares.
	√	Hedging Not Permitted. The Securities Trading Policy prohibits hedging and short-selling, including through the use of derivative securities, by the Board, Named Executives (as defined below), employees and internal consultants, other than in limited circumstances to facilitate Incentive Plan (as defined below) exercises or pay taxes associated with Incentive Plan exercises.

The Company's governance practices are based on a number of sources, including:

  The Swiss Code;

  Swiss Code of Best Practices for Corporate Governance;

  National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Corporate Governance Disclosure Rules");

  National Policy 58-201 - Corporate Governance Guidelines, which sets out best practices for sound governance;

  National Instrument 52-110 - Audit Committees;

  The Sarbanes-Oxley Act of 2002 as amended from time to time;

  The TSX Company Manual; and

  NYSE corporate governance standards that apply to foreign private issuers.

The Company's governance practices meet the requirements of Switzerland, Canada and the U.S. that apply to it, as well as meeting the requirements for companies listed on the TSX, and for a foreign private issuer listed on the NYSE. A statement as to how the Company's governance practices differ from NYSE standards applicable to domestic issuers is available on its website (www.lithium-argentina.com).

The Company keeps informed about changes to governance best practices, and incorporates them to keep its practices current, based on its stage of development and internal business requirements.

The Company's overall corporate governance practices, including certain policies and protocols related thereto, are summarized below.

ABOUT THE BOARD

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

  developing and approving corporate policies and guidelines;

  assisting in the definition of corporate objectives and assessing corporate strategies and key plans;

  overseeing material risks of the Company and its business;

  overseeing the integrity of the Company's internal financial controls and management information systems;

  evaluating the Company's performance and the performance of the Board, its committees and individual directors; and

  appointing the members of the Executive Management Team and, together with the relevant committee, reviewing their performance.

The Board has adopted a Corporate Governance Framework where the Board has outlined its responsibilities in a board mandate. The board mandate describing the structural parameters of the Board is reproduced in the attached as Schedule "A" to the Circular and is also available in the Company's Corporate Governance Framework on the Company's website (www.lithium-argentina.com).

Independence

The Board currently has eight members of whom five qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. This includes the Independent Lead Director, George Ireland. Except for the SDC, the committees are all comprised entirely of independent directors, including the chairs of each committee. The independent directors are: George Ireland, Diego Lopez Casanello, Robert Doyle, Calum Morrison and Monica Moretto.

The non-independent directors of the Company are Sam Pigott, who is CEO of the Company; John Kanellitsas, who is the Chair (and formerly Executive Chair); and Franco Mignacco, who is the chair of the Shareholder Committee of Minera Exar, which is a significant equity investee of the Company.

Generally independence of a director means that the individual is not an employee or member of management of the Company or any subsidiary, receives no compensation from the Company or a subsidiary except compensation for serving as a director on the Board, and generally the individual has no conflicts of interest or other ties to management, the Company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

Directors on the Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion.

Our Common Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a "foreign private issuer" under U.S. securities laws, the Company is permitted to follow Swiss requirements instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three members of the ARC satisfy the independence requirements of Rule 10A-3 under the U.S. Exchange Act.

Roles of the Chair and the Independent Lead Director

The Chair leads the Board in all aspects of its work and is responsible for effectively managing the affairs of the Board to ensure that it is properly organized and functions efficiently. The Company has developed a written description for the role of the Chair. The responsibilities of this role include:

  Provide leadership to enable the Board to act in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;

  Work with the CEO and other officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning;

  Provide advice, counsel and mentorship to the CEO and fellow members of the Board;

  In consultation with the CEO, ensure that there is an effective relationship between management personnel and the members of the Board;

  Chair Board meetings and liaise with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;

  Ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and executive management present;

  Ensure the proper flow of information to the Board and review, with the CEO and Corporate Secretary, the adequacy and timing of materials in support of executive management proposals;

  Review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees, their chairs and individual directors;

  Chair the annual, and any special meeting, of the Shareholders;

  Exercise the authority of the CEO in the unlikely event that the CEO is absent and is unable to act and action on the part of the CEO when required to protect the interests of the Company; and

  Carry out special assignments or functions as requested by the Board.

The Board has also appointed an Independent Lead Director to assist the Chair and provide leadership so that the Board can function independently. The Independent Lead Director is responsible for coordinating the activities of the other independent directors and perform such other duties and responsibilities as the Board may determine.

Strategic Planning

The Board and management generally conduct an annual strategic planning session to discuss updates to the Company's corporate strategy. The strategic planning session typically occurs prior to the budget approval process to facilitate the Board's review of proposed budgets, taking into consideration the overall corporate strategy, direction and risks of the Company. Financial forecasts for the Company are also presented to the Board.

The Board exercises its oversight of management's performance on execution of the Company's strategy by receiving:

  Presentations from management at least quarterly on items including the status of the Company's mining projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, litigation involving the Company's material mining projects, investor relations matters, and human resources; and

  Informal updates from management on material developments or items of interest to directors.

ESG APPROACH

The Company understands that all human activity has an impact on the planet and local communities and also understands that there is a critical role that it can play in the transition to a more sustainable future, not just by enhancing the way it works, but by carefully examining the legacy of its products and its processes and procedures. Lithium Argentina commits to respecting the environment where it operates by:

A) Strict compliance with national and regional environmental regulations, as well as international industry standards to ensure its policies meet international best practices.

B) Rigorous assessment and monitoring of the impact of its operations and Company performance as it seeks to minimize and improve its environmental impact, and develop tools to mitigate or, where possible, prevent environmental risk.

C) Innovative and cross-cutting 'Research & Development' investment to ensure the Company respects the environment in which it operates.

D) Periodic and inclusive opportunities to engage stakeholders on environmental issues to better understand how the Company can further manage and mitigate impact.

The Company periodically reviews the objectives and priorities to reflect both the progress made and the Company's growth and project maturity. The Company takes its responsibilities seriously to respect the environment, to conduct business based on high ethical standards and to make positive and sustainable contributions in the communities in which it operates.

In May 2026, the Company published a 2025 Sustainability Report, reaffirming the Company's commitment to responsible development and production, as well as highlighting the Company's ESG practices and overall progress made related to ESG over the reporting period of January 1, 2025 to December 31, 2025. The Company's major ESG achievements during the reporting period include:

  Since 2024, Cauchari-Olaroz has operated an Integrated Management System aligned with ISO 9001 (quality), ISO 45001 (occupational health and safety), and ISO 14001 (environmental management), achieving Triple ISO certification in June 2024, with 2025 audits confirming no non-conformities and demonstrating strong governance and consistent alignment with health, safety, environmental, and continuous improvement objectives.

  Environmental achievements at Cauchari-Olaroz:

o 26% carbon emission intensity reduction in 2025 compared to 2024, with 97% of total energy consumption from renewable sources.

o 26% reduction in water footprint per tonne of lithium produced in 2025 when compared to 2024.

o 45% of total water use was recirculated during 2025.

o 62% of all waste generated was recycled or reused.

  Cauchari-Olaroz completed its first RMAP audit in June 2025, identified several non-conformities that were addressed through corrective action plans, and certification is expected in the first half of 2026.

  Strengthened whistleblowing system at Cauchari-Olaroz, updated in 2025 with tech improvements and a new Investigation Protocol.

Environmental

In 2025, the Company calculates the operational Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) emissions intensity at Cauchari-Olaroz.

The Company has also developed and adopted policies to address and formalize its commitment and expected performance in emerging social and humanitarian issues of concern to its employees and its stakeholders.

The Company's priority is to sustainably manage water resources by limiting its use and safeguarding its quality. The Company engages with its neighboring communities to collaboratively manage shared water resources throughout the project life cycle. From the outset, the Company has incorporated water stewardship considerations into project decisions and design - a reflection of the driving focus on using water efficiently and limiting water quality impacts.

The Company is evaluating hydrological monitoring and modeling programs that would serve to mitigate any potential changes to salars' hydrology and geochemistry.

Social

The Company strives to build collaborative and mutually beneficial relationships with the local and Indigenous communities associated with our activities. It proactively engages with these communities to better understand and address their interests and concerns, and to advance our shared priorities. In 2025, in addition to supporting communities with training initiatives and infrastructure development, Cauchari- Olaroz made a total investment in communities, including donations, community programs and easement agreements of approximately US$1.7 million including contributions of materials and supplies to the communities in the direct influence area.

ESG Governance

The Company integrates ESG considerations into its business strategy, as well as in the way we plan and manage activities. The Company is guided in its oversight of ESG and sustainability matters by three Board committees. Direct responsibility for sustainability matters rests with the CEO, with execution oversight by the Vice President, Investor Relations and ESG, who works in close collaboration with executive management, site teams and corporate departments, to establish goals and targets, and to measure the progress against key performance indicators.

Lithium Argentina's Governance and Organizational Structure

New policy initiatives and updates to existing policies are reviewed by the appropriate Board committees before they're recommended to the Board for approval. The management team, including the CEO, the CFO, the Vice President Legal & Corporate Secretary and the Vice President, Investor Relations and ESG, generally oversee initiatives for new policy development or updates to develop new policies or update existing policies.

ESG Risk Management

The Company's risk reduction strategy for ESG-related risks is focused on complying with applicable local laws, rules, regulations and requirements and integrating material ESG-related risks into its risk management system for purposes of oversight at the corporate and operations levels. See the section titled "Risk Management" for further details of the Company's risk management system.

Board and Management Composition

Board Composition

The GNCLC has the most direct impact on the composition of the Board, as a result of its responsibilities for overseeing Board composition and function, and with regard to the recruitment and nomination of new candidates for the Board. The Company has not set formal targets for any categories on the Board or in senior management as of the date of this Circular. Although the Company does not have a formal written policy nor any formal target, the GNCLC does consider the level of representation of women on the Board in identifying and nominating director candidates, while ensuring that the most qualified individuals are nominated.

The Company supports gender diversity initiatives for public company boards, and currently one of eight Board members is female and five different nationalities are represented on the Board.

The Company's philosophy is to recruit the highest caliber individuals to act as directors, while also encouraging diversity on the Board and in executive officer and senior management positions to the extent possible. This has allowed the Company to achieve its goal of creating a Board that, as a whole, consists of individuals with varied and relevant career experience, knowledge of the mining industry and financial or other specialized expertise to support and oversee the Company's progress from development stage to production. The GNCLC will continue to monitor developments in this area while reviewing the Company's practices, in light of its business plans, and recommend changes as needed.

Management Composition

The CEO, together with the GNCLC, manage the succession planning process and make recommendations to the Board for the appointment of the Company's senior management team. As such, the GNCLC and the CEO are in unique positions to directly affect the Company's diversity when nominating, recruiting, hiring and promoting persons to senior management roles.

The Company and the GNCLC consider the level of representation of women in executive officer and senior management positions when making internal appointments and in the Company's hiring practices. This involves periodically reviewing the composition and composition of the senior management team to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and in the Company's hiring process, ensuring that candidates of different genders are considered for interviews.

While the Company believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in its best interest and in the interests of stakeholders, it does not currently have any formal targets for women or any other group on its senior management team. The GNCLC and the Board encourage the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company; however, the GNCLC and Board wish to ensure the best candidate for the role is selected, which could be compromised by imposing specified targets.

Board and Management Gender Composition

As of the date of this Circular, one of eight Board members is female. The Company currently has no female executive officers, as such term is defined under Canadian disclosure requirements, however, it has one female officer, representing 11.1% of the Company's management team.

SUCCESSION PLANNING

Succession planning oversight is provided by the GNCLC for the position of CEO. The GNCLC also plays an advisory role with respect to succession planning for other senior management of the Company. The CEO and Executive Management Team are responsible for developing a succession plan for the Company in cooperation with the GNCLC. The succession plan is intended to facilitate long-term development and retention of key people within the organization, and provide a plan for CEO replacement should a need arise in the future on an expected or unexpected basis.

Following the Company's reorganization in 2023, the Company and the GNCLC conducted a rigorous recruitment process to secure a new CEO, resulting in the successful recruitment of Sam Pigott. The Company developed a succession plan for the Company's executives and senior management, including the identification of critical roles, planned successors and high potential individuals within the organization. A plan to develop a successor for the role of CEO in the event a need arises is also in place. The Company has also developed and moved forward with a plan to establish a corporate team in Argentina to oversee its operations in the country.

RISK MANAGEMENT

Risk management at the Company is overseen by the ARC, recognizing the importance of effectively managing risk by tracking risks identified throughout the organization, identifying material risks, and addressing those risks proactively as the Company advances its projects through various stages of development, construction, commissioning and production. The risk management program is led by the CFO. The Company also maintains an insurance program as one aspect of risk management.

Key risks that the Company regularly tracks include the following:

Operational Risks

The Board receives regular updates from management in the form of quarterly update presentations on the status of operations, material risks facing the operations and efforts to address or mitigate such risks, along with informal updates on key issues from time to time. Additional meetings may be called to address significant issues of concern as needed. The Company's operational risks relate mainly to its ability to explore, complete development of and operate its lithium projects, and for planned acquisitions, successfully complete the acquisition and integration of the projects and businesses into its operations.

Health, Safety and Sustainability Risk Management

In 2025, Lithium Argentina continued to strengthen its strong culture of health and safety throughout the organization as its projects progressed to the next stage. The 44.8% owned Cauchari-Olaroz lithium project began operating in June 2023 and entered commercial production in October 2024. During 2023, Lithium Argentina provided simulation training throughout its organization on emergency response using the crisis response system that to provide preparedness training to employees on how to respond to a number of different potential crisis scenarios, at the corporate and operational levels.

2025 health and safety achievements and incident rates were as follows:

  Strong improvement in safety performance: total recordable injuries dropped from 11 in 2024 to 8 in 2025, with one lost time injuries recorded.

  Total recordable injury frequency rate ("TRIFR") and lost time injury frequency rates ("LTIFR") were both below targets: 2025 TRIFR was 0.71, compared to 0.74 in 2024, while LTIFR was 0.08, compared to 0.07 in 2024.

Audit and Financial Risk Management

The Company emphasizes financial risk management as part of its budget approval process. The capital and operating budget is approved by the Board annually, along with material increases to the respective budget. In addition, management provides quarterly updates to the Board as to actual performance versus budget. This facilitates the Company's financial risk oversight and mitigation efforts. Management monitors and evaluates the Company's risk management activity on an ongoing basis, including its exposure to banking and counterparty risks.

Cybersecurity Risk Management

The Company maintains an information systems and infrastructure program. The Company has developed an information technology strategy. Risks to its systems and infrastructure are managed as part of its risk management system. This includes efforts to mitigate cybersecurity risks. To date, no material cybersecurity breach has affected the Company's systems. Another mitigation measure that forms a key part of the Company's information systems and infrastructure program is a company-wide cybersecurity awareness and training campaign for its workforce. The campaign includes education through training sessions and short online courses, test phishing campaigns and discussion of results to further raise awareness of risks and incident response.

POSITION DESCRIPTIONS FOR THE CEO AND CFO

The Board has developed written position descriptions for the roles of CEO and CFO. These descriptions are available in the Company's Corporate Governance Framework on its website (www.lithium- argentina.com).

SHAREHOLDER ENGAGEMENT

The Company is committed to transparent, timely and effective communication and encourages regular dialogue with Shareholders. A comprehensive investor relations program is in place for the Company that includes regular meetings with current and prospective investment analysts and institutional investors during investor and industry conferences, analyst-hosted fireside chats, analyst-hosted non-deal roadshows and one-on-one meetings. Site tours for investment analysts are also provided periodically. Management meets with current and prospective analysts and investors by video conferencing and in- person. Topics of discussion include an overview of the Company's business and projects, upcoming milestones and catalysts, project-development performance, ESG practices, a macro view on the lithium industry, industry and company outlook and a Q&A session. The Company's commitment to open and transparent communication includes corresponding with retail shareholders by email in response to general inquiries sent to ir@lithium-argentina.com.

Material disclosure, including quarterly and annual financial disclosure, news releases and corporate presentations are reviewed by the Company's disclosure committee, which is comprised of the CEO, President, CFO, Executive Vice President, Legal, Government and External Affairs and Vice President, Investor Relations and ESG. Financial disclosure is approved by the ARC, along with the Board. Shareholders and other interested parties can sign-up to receive email alerts of the Company's news releases on its website at www.lithium-argentina.com.

IN-CAMERA MEETINGS

The Board and all committees have the opportunity to meet in-camera at the end of each meeting, during which directors in attendance are encouraged to raise any concerns or issues they may have. There is no fixed duration for in-camera sessions.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code"). The Code applies to all Company personnel including executive management, employees, interns, consultants and the Board regardless of their position at the Company, at all times and everywhere the Company does business. The Company expects Company personnel to:

  comply with applicable laws, rules and regulations;

  act honestly and ethically;

  use their best judgement;

  understand the legal requirements and other standards applicable to their work, and seek advice from management, internal counsel or externally if they are uncertain on how to proceed;

  act with integrity and treat people with respect;

  not engage in bullying, harassment, or discrimination of any kind;

  avoid conflicts of interest and not use Company opportunities for personal gain;

  keep information confidential;

  comply with environmental, social, health and safety requirements;

  protect Company assets and use them efficiently; and

  report unethical or illegal behavior, and concerns about Company business or financial disclosure.

Individuals who fail to comply with the Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

The ARC is responsible for monitoring compliance with the Code. Company personnel are requested to provide annual confirmations that they've read the Code and agree to comply with the Code. As of the date of this Circular, the Company has not been required to file a material change report relating to a departure from the Code.

The Code is periodically updated to keep it current with evolving governance and ethics practices. Updates are prepared by management and the Audit and Risk Committee, and submitted to the Board for feedback and approval. The Board is responsible for granting any waivers from the Code. The Company will disclose any waivers from the requirements of the Code granted to directors or executive officers.

In addition to the Code, the Company has a formal Whistleblower Policy, a Disclosure Policy and a Securities Trading Policy. The Code, Whistleblower Policy, Disclosure Policy and Securities Trading Policy (collectively, the "Key Policies") provide a framework for ethical business practices and the ethical conduct of directors, officers, employees and consultants. The Key Policies also promote integrity, accountability and transparency throughout the Company, and also help ensure that the Company is compliant with legal and regulatory requirements and industry best practices. Copies of the Key Policies are available on the Company's website (www.lithium-argentina.com). Lithium Argentina has multiple reporting channels under the Whistleblower Policy, including the option to submit concerns to an independent service provider on a confidential and anonymous basis using a toll-free telephone line, email or fax. Reports can also be made directly to management, or to the ARC chair with respect to financial matters.

SERVING AS A DIRECTOR

Meeting Attendance and Participation

Directors are asked and expected to attend Board meetings along with meetings of committees of which they are members, to the extent possible. Directors are expected to participate in a minimum of 75% of the Board meetings on an annual basis. Meetings are generally held virtually, with in-person meetings scheduled from time to time. To facilitate meeting participation, directors are asked to review materials in advance of meetings and to actively participate in discussions, ask questions, and engage in the decision- making process. Directors who are unable to attend a meeting are asked to let the Corporate Secretary or chair of the particular meeting know in advance, and to review the materials and meeting minutes when available.

Share Ownership Policy

The Board has adopted a share ownership policy for independent directors ("Share Ownership Policy"). The Share Ownership Policy is overseen by the GNCLC and is intended to align the interests of independent directors with the interests of Shareholders. Under the Share Ownership Policy, independent directors must attain ownership in the Company securities equal to three times the gross value of their annual director's fees (inclusive of the value of DSU grants). The directors have five years after the date of their election or appointment, or the effective date of the policy, and three years after any increase to the amount of annual director's fees to achieve the required level of ownership. Valuation is the higher of (i) market price on the last trading date of a calendar year, and (ii) for Common Shares, the average acquisition price, and for DSUs, their grant date value irrespective of vesting conditions. Incentive stock options exercisable to purchase Common Shares ("Options"), whether vested or unvested, are excluded from share ownership calculations. All five independent directors currently meet the required threshold under the Share Ownership Policy.

Board Assessments

The GNCLC is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments are conducted at least annually on an informal basis and may be performed by a third party. The GNCLC generally requests each director complete annual questionnaire to assist with Board assessments.

Board Skills Matrix

As part of the Company's ongoing efforts to ensure that it has the appropriate combination of skills and experience on the Board, the GNCLC has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of the Company's nominees:

Relevant Skill	Board Expertise
Corporate Strategy & Business Development	7
Mergers & Acquisitions	7
Finance & Capital Allocation	6
Leadership of Large Company or HR	5
Industry Experience (Metals, Mining, Chemicals)	8
Legal and Regulatory	3
Risk Management	5
ESG	4
Cybersecurity & Technology and Business Systems	1

Director Nominations and Recruitment

The recruitment and nomination process for directors on the Board is overseen and led by the GNCLC. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the GNCLC's discretion.

The process includes consideration by the GNCLC of board size, a skills and competencies assessment of individual directors and the Board as a whole to identify any gaps to be filled through recruitment, selection of key skillsets for recruitment purposes, creation of a candidate shortlists based on factors such as candidates' backgrounds, prior and current work experience, areas of expertise, and general availability to dedicate sufficient time and attention to Board and committee matters. Interviews are then conducted in the first round by a panel of GNCLC members, and for candidates who move on to the second round, by a panel of other Board directors, followed by deliberations by the two panels as to candidates' assessed fit and suitability, and completing background and reference checks. Selected nominees who agree to the role are then recommended by the GNCLC to the Board, who approves the nomination of candidates for election at Shareholder meetings or for appointment as Board directors outside of Shareholder meetings. Any nominee director must not have a significant conflicting public company association, or other conflict of interest that would prevent them from joining the Board.

The Board seeks directors who have solid track records in management and come from diverse backgrounds that are relevant to the Company's business, including finance, mining exploration and development, operating experience, and experience in other relevant industries in order to ensure diversities of background, experience and opinion, and to facilitate a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors that reinforces the seriousness of the Company's commitment to ethical business conduct and it is mandatory for every director to acknowledge annually that they have received, reviewed and understood the Code and that their business conduct is in compliance with the Code.

Board Term Limits

Term limits for directors or other mechanisms for Board renewal have not been adopted by the GNCLC, as the GNCLC has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits. The GNCLC considers both the length of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing nominees to stand for election at the annual meeting of Shareholders, and strives to achieve a balance between depth of experience and the need for renewal and new perspectives.

Majority Voting Policy

The Swiss Code and the Articles provide that elections of the members of the Board, including the Chair of the Board, require a majority of all of the votes represented. Any nominee who does not receive a majority of votes for his or her election will not be elected to the Board. Prior to its continuation to Switzerland, the Company had a majority voting policy. Although the Company no longer has a majority voting policy, it will continue to respect the majority voting requirements of the TSX.

BOARD EDUCATION

The Company encourages continuing education for Board directors to allow them to stay apprised of emerging issues, trends and best practices from a governance perspective, and issues relevant to the Company's business as a development stage mining company with projects in Argentina. Board members are also encouraged to participate in seminars, conferences and professional development courses that further their knowledge about matters relevant to the Board or committee they are members of, and their knowledge of the Company's business. Members of the ARC, in particular, are encouraged to attend conferences related to accounting and finance issues to maintain and further their knowledge of issues falling within the oversight of the ARC, and members independently attend seminars and sessions offered externally in this regard. Lithium Argentina offers internal education sessions to its Board members each year, with a corporate governance workshop and an update on internal ESG initiatives.

In addition, informational updates are provided to the Board from time to time by senior management and professional advisors at scheduled meetings or informally, generally focusing on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. Board members are also invited to attend internal continuing education offered to Company employees, such as cybersecurity awareness training.

Visits to the Company's projects are also important educational opportunities. Directors are generally given tours of the properties to provide them with additional insight into the business and to encourage interaction with local management and personnel.

BOARD ORIENTATION

New directors on the Board as part of the onboarding process are provided with an orientation that includes meetings with the Company's senior management team. These meetings are intended to equip new directors with information about the Company's business, history and current status of operations, its strategy, goals and objectives, major policies, significant partners and service providers, the political environment and geopolitical considerations in the jurisdictions where the Company operates, and to further increase their awareness about the lithium industry, lithium markets and pricing, developments in the electric vehicle and battery markets, recent analyst reports, information about the Code, information pertaining to personal liabilities, the Company's insurance program, requirements for purchasing, exercising and selling Company-issued securities (Common Shares, Incentive Plan securities such as DSUs, RSUs and Options, and other convertible securities such as warrants), and rules regarding insider trading and non-public information. New directors also participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

New directors are also provided with the Company's policies, including the Code, the Board's mandate, committee charters, position descriptions and other information about the Company.

COMMITTEES OF THE BOARD

The Board has three standing committees, each with a written charter setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board. Directors are appointed annually to the committees after the annual meeting of Shareholders. The current members of each committee and their independence status are set out below.

Committee	Members	Independence
Audit and Risk Committee	Robert Doyle (Chair) George Ireland Calum Morrison	Independent Independent Independent
GNCLC	Calum Morrison (Chair) Robert Doyle George Ireland	Independent Independent Independent
Sustainable Development Committee	Diego Lopez Casanello (Chair) John Kanellitsas Franco Mignacco Monica Moretto	Independent Not Independent Not Independent Independent

All committees have the authority to retain independent legal counsel or other advisors and to set advisor compensation.

The Board has adopted written charters for each of its committees, with each charter specifying the responsibilities and duties of each committee Chair. The charters of each committee of the Board are available on the Company's website (www.lithium-argentina.com).

Audit and Risk Committee

The ARC assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent external auditors, including direct communication with external auditors.

The ARC's primary areas of responsibility include:

  Overseeing the integrity of the Company's financial statements and reviewing the Company's financial disclosure and reporting;

  Overseeing the integrity and performance of the Company's internal audit processes, including the internal audit function;

  Monitoring the qualifications, independence and performance of the Company's external auditor;

  Reviewing the integrity and effectiveness of the Company's systems of internal controls for reporting on the Company's financial condition;

  Monitoring the Executive Management Team's compliance with legal and regulatory requirements as it relates to financial and reporting matters; and

  Overseeing certain risk management systems and practices adopted by the Company.

The Audit and Risk Committee's charter is available on the Company's website: www.lithium- argentina.com.

Composition of the Audit and Risk Committee

The Company's ARC currently consists of Robert Doyle (Chair), George Ireland and Calum Morrison. National Instrument 52-110 - Audit Committees ("NI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgement. The Board has determined that all members of the ARC are "independent" directors. All members of the ARC are financially literate, and two members are designated as financial experts, being Robert Doyle and Calum Morrison. "Financially literate" means the individuals have the ability to read and understand a company's financial statements of a similar level of extent and complexity as can be expected of the financial reporting by the Company.

Based on their business and educational experiences, each ARC member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the ARC have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), and any exemption, in whole or in part, in Part 8 (Exemptions).

Audit and Risk Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The ARC chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's auditor, subject to the chair reporting the pre-approval(s) to the ARC at the ARC's meeting subsequent to said approval(s).

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PricewaterhouseCoopers LLP, Chartered Professional Accountant, for services rendered during the years ended December 31, 2025 and 2024:

	2025	2024
Audit fees(1)	$1,139,934	$508,606
Audit-related fees(2)	$3,720	-
Tax fees(3)	$986,193	$650,522
All other fees(4)	$2,218	$2,343
Total	$2,132,065	$1,161,471

Notes:

(1) Audit fees. The aggregate audit fees billed by the Company's auditor.

(2) Audit-related fees. This category refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under audit fees.

(3) Tax fees. This category includes the aggregate fees billed for professional services provided by the Auditor rendered for tax compliance, tax advice and tax planning.

(4) All other fees. This category includes fees billed for a subscription to accounting publications.

Additional Reliance

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

At no time since the commencement of the Company's most recently completed financial year has the Company relied upon section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Governance, Nomination, Compensation and Leadership Committee

The GNCLC has a written charter setting out its responsibilities. Generally, the GNCLC assists the Board with oversight of the following matters:

  Identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board;

  Developing and recommending corporate governance guidelines and practices for the Company to the Board to consider;

  Reviewing Executive Management Team development and succession planning for the Company;

  The Board's responsibilities relating to compensation and benefits of the Executive Management Team and directors of the Company; and

  Developing and overseeing the Company management's compensation policies and programs.

The GNCLC reviews and makes recommendations to the Board with respect to committee and Board composition, along with the overall compensation strategy, the Incentive Plan, salaries and benefits, and succession planning of executive officers that may address retirement, termination of employment or special circumstances. Committee oversight also extends to setting annual corporate goals and objectives for the Company, which in turn form the basis for performance evaluations for senior management. The GNCLC also determines performance-based awards for the CEO and Chair based on their annual performance reviews. Further details regarding this process are set out in the section titled "Executive Compensation" of the Circular.

All members of the GNCLC have the skills and experience necessary to oversee compensation matters based on their prior management roles with public and private companies. For more information about the skills and experience of each committee member, see their bios under the section titled "Directors Disclosure, Nominees".

Sustainable Development Committee

The SDC assists the Board with oversight of the following matters:

  The review and reporting to the Board on corporate policies, procedures and practices with respect to managing the risks and opportunities associated with:

o Health and safety;

o Environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production;

o Social engagement and social responsibilities including but not limited to interactions with local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and

o Sustainable development and business practices as they relate to environmental, safety, social responsibility and related matters in the conduct of the Company's activities; and

  The review and monitoring of Company's sustainability reporting, as well as the Company's alignment and audits against sustainability.

The proper care of the environment and the health and safety of the Company's workforce is integral to its organization and the communities in which it operates. Accordingly, Lithium Argentina and its subsidiaries conduct operations with a focus on sustainability, and protecting and minimizing impacts to local communities, the environment and wildlife to the extent possible. The Company's commitment extends to, among other things:

  Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which it operates, and additional environmental standards and practices that are voluntarily adopted by the Company;

  Exploring, designing, constructing, operating and planning for closures of mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;

  Educating employees regarding environmental matters, promoting employee participation in identifying opportunities to minimize environmental impacts, and asking that employees behave in a manner which recognizes the Company's social responsibility;

  Conducting regular reviews and reporting findings to management and the Board in respect of environmental, sustainability, health, safety and community relations matters; and

  Striving to continually improve its environmental performance by designing and developing operations to minimize environmental impacts through initiatives like carbon footprint reduction and tailings waste management, and other mitigation measures.

DIRECTOR MEETING ATTENDANCE

The table below sets out the attendance of Board nominees at meetings in 2025.

DIRECTOR	BOARD		AUDIT AND RISK COMMITTEE		GNCLC		SUSTAINABLE DEVELOPMENT COMMITTEE
	Number	%	Number	%	Number	%	Number	%
John Kanellitsas (Chair)	7 of 7	100	N/A	N/A	N/A	N/A	4 of 4	100
Sam Pigott (CEO)	7 of 7	100	N/A	N/A	N/A	N/A	N/A	N/A
George Ireland	7 of 7	100	4 of 4	100	7 of 8	88	N/A	N/A
Diego Lopez Casanello	7 of 7	100	N/A	N/A	N/A	N/A	4 of 4	100
Robert Doyle	7 of 7	100	4 of 4	100	8 of 8	100	N/A	N/A
Franco Mignacco	7 of 7	100	N/A	N/A	N/A	N/A	4 of 4	100
Monica Moretto	7 of 7	100	N/A	N/A	N/A	N/A	4 of 4	100
Calum Morrison	6 of 7	86	3 of 4	75	8 of 8	100	N/A	N/A

DIRECTOR COMPENSATION

The main objective of Lithium Argentina's director compensation program is to attract and retain directors with a broad range of skills and strategic expertise who are also able to successfully carry out the Board's mandate. As a company with international operations, directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board meetings and mine site visits, participating on Board committees and ensuring that they stay informed about Lithium Argentina's business and trends and developments affecting the mining industry, generally, and the mining industry in the countries in which we operate.

The Company's director compensation program has been redesigned to be competitive with the market in which we compete for qualified directors. The program is reviewed with the assistance of an independent compensation consultant from time to time to allow the Company to keep attracting and retaining qualified directors to serve on our Board.

In accordance with the recommendation of Lane Caputo Compensation Inc. ("Lane Caputo"), an independent compensation advisor to the Company, a fee schedule for independent directors (also applicable to non-employee directors) and senior management was developed based on a benchmarking exercise to the peer group outlined below (the "Peer Group"):Compensation Peer Group

Compensation Peer Group
Aris Mining Corp.	Fortuna Silver Mines Inc.	Lithium Americas Corp.
Aya Gold & Silver Inc.	Hudbay Minerals Inc.	MAG Silver Corp.
Capstone Copper Corp.	IGO Limited	MP Materials Corp.
Ero Copper Corp.	Ioneer Ltd.	Piedmont Lithium Inc.
First Majestic Silver Corp.	Liontown Resources Ltd.	Standard Lithium Ltd.

Compensation paid to the independent directors is comprised of an annual cash retainer for serving on the Board and committees, payable in arrears in four quarterly installments, and an equity retainer in the form of annual DSU grants in accordance with the Company's Incentive Plan. Upon appointment to the Board, a pro-rated initial equity award will be made based on the amount of time until the next annual equity award.

Services by Independent Directors	Cash Retainer	Equity Retainer
Annual Base Fees (payable in arrears in four quarterly installments)
Lead Director	US$70,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Independent Director Fee (for all independent directors other than the Lead Director)	US$50,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan
Additional Fees for Serving on Committees (payable in arrears in four quarterly installments)
Annual Fee for acting as Chair of the Minera Exar Shareholder Committee	US$40,000 per year	-
Annual Fee for acting as Chair of the Audit and Risk Committee	US$20,000 per year	-
Annual Fee for acting as Chair of the GNCLC	US$15,000 per year	-
Annual Fee for serving as a Chair of any other committee Special Committee Meeting Fees	US$10,000 per year To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload	-

Director Compensation Table

The table below summarizes the compensation earned by all directors other than directors who are also Named Executives for the year ended December 31, 2025.

In 2025, we paid a total of US$1,305,000 in director compensation to non-employee directors.

Director Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	$70,000	$150,000	-	-	-	-	$220,000
Diego Lopez Casanello	$60,000	$150,000					$210,000
Robert Doyle	$70,000	$150,000	-	-	-	-	$220,000
Monica Moretto	$50,000	$150,000	-	-	-	-	$200,000
Calum Morrison	$65,000	$150,000	-	-	--	-	$215,000
Franco Mignacco	$90,000	$150,000	-	-	-	-	$240,000

Notes:

(1) Cash portion of fees paid to each director.

(2) DSU portion of fees paid to each director. Amounts presented are based on the estimated grant date fair value of the DSUs being US$2.78 per DSU awarded in Q1 2025.

The following table provides a breakdown of the fees earned by non-employee directors in the table above:

Director Name		Board Retainer (US$)	Committee Retainer (US$)	Total (US$)
George Ireland	Cash DSUs Options	$50,000 $150,000 -	$20,000 - -	$70,000 $150,000 -
Diego Lopez Casanello	Cash DSUs Options	$50,000 $150,000 -	$10,000 - -	$60,000 $150,000 -
Robert Doyle	Cash DSUs Options	$50,000 $150,000 -	$20,000 - -	$70,000 $150,000 -
Monica Moretto	Cash DSUs Options	$50,000 $150,000 -	- - -	$50,000 $150,000 -
Calum Morrison	Cash DSUs Options	$50,000 $150,000 -	$15,000 - -	$65,000 $150,000 -
Franco Mignacco	Cash DSUs Options	$50,000 $150,000 -	$40,000 - -	$90,000 $150,000 -

Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under our Incentive Plan as of December 31, 2025, held by directors other than directors who are also disclosed as Named Executives.

	Option-based Awards				Share-based Awards, DSUs and RSUs
Name	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercized in-the-money Options (US$)(1)	Number of shares or unites of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)(2)	Total (US$)
George Ireland	150,000	$5.56	3-Dec-30	$3,000	305,817	$1,706,459	-
Diego Lopez Casanello	150,000	$5.56	3-Dec-30	$3,000	167,917	$936,977	-
Robert Doyle	150,000	$5.40	3-Dec-30	$27,000	167,917	$936,977	-
Monica Moretto	-	-	-	-	100,639	$ 561,566	-
Calum Morrison	150,000	$5.40	3-Dec-30	$27,000	167,917	$ 936,977	-
Franco Mignacco	150,000	$5.40	3-Dec-30	$27,000	410,524	$ 2,290,724	-
	60,000	$3.85	20-Jun-29	$103,000	-	-	-

Notes:

(1) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2025, of US$5.58 and the exercise price of the Options.

(2) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2025, of US$5.58. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.

Anti-hedging requirements are set out in our Securities Trading Policy and apply to all directors.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2025, for all directors other than directors who are also disclosed as Named Executives:

Name	Option-based awards value vested during the year (US$)(1)	Share-based awards value vested during the year (US$) (2)	Non-equity incentive plan compensation value earned during the year (US$)
George Ireland	$1,500	-	-
Diego Lopez Casanello	$1,500	-	-
Robert Doyle	$13,500	-	-
Monica Moretto	-	-	-
Calum Morrison	$13,500	-	-
Franco Mignacco	$48,100	$110,593

Notes:

(1) The value of Option-based awards value vested during the year is calculated on the basis of the difference between the closing market price of the Common Shares on December 31, 2025, and the exercise price of the vested Options during the year ended December 31, 2025. No Options were exercised during the year ended December 31, 2025

(2) Value vested during the year" means the aggregate dollar value of the Common Shares that are issued on the vesting of DSUs and RSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the DSUs and RSUs vested during the year ended December 31, 2025. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

The information set out below relating to the compensation earned by each Named Executive (as defined below) is for the fiscal period ended December 31, 2025, and the two prior fiscal years. The executive management team was reconstituted in October 2023 to be comprised, among others, of John Kanellitsas, Executive Chair, President and Interim CEO, and Alex Shulga, Vice President and CFO. On March 18, 2024, Sam Pigott joined the Company as President and CEO with Mr. Kanellitsas (the Company's former President and Interim Chief Executive Officer) continuing in his role as Executive Chair Effective as of March 31, 2026, Mr. Kanellitsas transitioned from Executive Chair to non-Executive Chair, and as of January 1, 2026, Alec Meikle was promoted to President of the Company.

The GNCLC, on behalf of the Board, is responsible for overseeing the Company's executive compensation program.

In 2023, the Board adopted an Incentive Compensation Recovery Policy, which provides for the recovery of erroneously awarded incentive compensation from covered executives in the event that the Company is required to prepare an accounting restatement due to material non-compliance of the Company with any financial reporting requirements under U.S. securities laws and NYSE requirements. A copy of the Incentive Compensation Recovery Policy can be found on the Company's website at www.lithium-argentina.com.

EXECUTIVE COMPENSATION PHILOSOPHY

The Company's goal is to offer a compensation program that is competitive within the median range of a select group of industry peers for executive compensation comparison purposes, with the overall focus of the program being to offer competitive base compensation to executives and pay for strong performance through an annual performance management program, with a particular emphasis on compensating executives through equity securities to better align executives' financial interests with the interests of shareholders. The goals of the Company's executive compensation program are:

  To attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;

  To pay for performance of its executives through the performance management program, which includes performance reviews and awards based on a combination of individual performance and the attainment of corporate and individual goals and objective each year, thereby furthering the interests of the Company, and adding an at-risk component to executive compensation;

  To recognize the contribution of its executives to the Company's profitability and long-term growth through the award of short-term and long-term equity incentives based on executive and corporate performance; and

  To align the financial interests of executives with the interests of Shareholders and the Company's overall performance through the award of equity incentives that expose executives to the risks and rewards of ownership of the Company's equity securities.

As an operational stage lithium mining and processing company that recently commenced production of battery grade lithium products, Lithium Argentina is dependent on individuals with specialized skills and knowledge related to mining exploration, development and operations, capital projects management, chemical processing for lithium products, corporate finance, legal, human resources, and other areas of business or management expertise. The Company operates in regions where competition for talent is increasingly strong, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain and attract talent.

For the year ended December 31, 2025, the compensation program included the following components: base salary, short-term incentive ("STI") annual performance award payable in cash and/or short-term vesting RSUs (in such proportion as determined by the GNCLC), long-term incentive ("LTI") performance award payable 100% in three year vesting RSUs, and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for the Company's executives and staff generally. For the portion of STI paid in RSUs instead of cash, executives received an additional 25% in STI.

Lithium Argentina maintains a performance‐based compensation framework that is designed to drive high performance by providing substantial upside for outstanding results while maintaining a strong accountability mechanism. By linking executive rewards to corporate achievements, individual contributions, and broader strategic and operational considerations, Lithium Argentina reinforces a pay‐for‐ performance culture that incentivizes sustained value creation.

In determining the actual annual bonus awards, the GNCLC and the Board carefully considered the following corporate highlights, as well as other qualitative and quantitative factors, including market conditions, strategic priorities and leadership effectiveness:

  the continued ramp-up and operational execution at Cauchari-Olaroz;

  the advancement of a scalable regional growth platform through the announced definitive agreement to consolidate the Pozuelos-Pastos Grandes Basin pursuant to a new joint venture with Ganfeng;

  a related $130 million corporate debt facility;

  the completion of the corporate domicile migration to Switzerland;

  the refinancing of project level debts; and

  the reduction of corporate overhead costs.

These milestones, together with continued progress on permitting, development planning, liquidity initiatives and ESG priorities, required significant time, leadership and execution by the Company's executives.

These accomplishments highlight Lithium Argentina's strategic focus on continuous improvement of operations and enhancing shareholder value through disciplined growth and operational efficiency.

COMPENSATION GOVERNANCE

Compensation matters are overseen by the GNCLC. The members of the GNCLC are Calum Morrison (Chair), George Ireland and Robert Doyle. All members of the GNCLC are current or former executive officers/directors of public or private companies, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. The GNCLC also has the ability to engage external advisors to support committee members in fulfilling the mandate of the GNCLC.

Please see the flowchart below for an overview of the Company's compensation governance process.

CEO & Executive Chair	Independent Compensation Advisor
  Reviews and analyzes current compensation strategy.
  Reviews input from the independent compensation advisor to the GNCLC.
  Reviews performance and compensation of senior executives.
  Recommends compensation strategies and compensation.
  Assists the GNCLC in discharging its duties by:
    Reporting on succession planning and other retention related risks associated with senior executives;
    Proposing and evaluating near-term corporate objectives and associated targets as part of the Company’s STI program; and
    Proposing changes to the Company’s LTI compensation programs.

  Provides the GNCLC with independent advice on compensation matters, including:
    Compensation philosophy and strategy;
    Development of a peer group of companies that reflects the Company’s current size and stage of operation and development;
    Compensation levels of executives and non-employee directors relative to the peer group;
    Industry practices regarding STI and LTI compensation programs;
    Review and advise on management-prepared materials and recommendations; and
    Compensation governance matters and best practices.

↓	↓
GNCLC
  Reviews, assesses and makes recommendations to the Board with respect to compensation-related matters, including:
    The compensation philosophy, strategy, policies and programs, equity-based and other incentive compensation plans and security ownership targets for executives and non-employee directors of the Company, to ensure continued alignment with the Company’s strategic objectives, shareholders and peer group;
    The goals and objectives of the CEO and his compensation level based on the GNCLC’s evaluation of his performance relative to such goals and objectives;
    The compensation of senior executives of the Company based on recommendations from the CEO;
    The compensation of non-employee directors; and
    The compensation disclosure in the Company’s annual filings.
  Compensation governance matters and best practices.
  Considers comparative data, benchmarking, the advice of its independent compensation advisor and results from advisory “Say on Pay” votes and binding Swiss statutory compensation votes.
  Administers and interprets the Incentive Plan.
  Assesses and provides oversight to senior management regarding material risks relating to the Company’s compensation programs.

↓
Board
  Reviews recommendations from the GNCLC.
  Considers the Company’s objectives, strategy, peer group, results from advisory “Say on Pay” votes, and binding Swiss statutory compensation votes and other relevant factors.
  Approves compensation philosophy, strategy, policies and programs, equitybased and other incentive compensation plans, corporate objectives, executive compensation, non-employee director compensation, security ownership targets, and related matters.

COMPENSATION ADVISOR AND PEER GROUP BENCHMARKING REVIEW

Following the Separation Transaction, the Company engaged Lane Caputo to assist with developing a new fee schedule for independent directors based on a benchmarking exercise to a revised peer group. Lane Caputo also assisted in developing a new executive compensation program for 2024 in line with the new attributes specific to the Company post-reorganization as described below.

There is a requirement for the GNCLC to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management.

Fees paid to the independent compensation advisor, Lane Caputo for the 2025 the 2024 fiscal years are set out below.

Compensation Advisory Fees	For the years ended December 31,
	2025 (CAD$)	2024 (CAD$)
Executive compensation related-fees	$14,173	$55,606
All other fees	-	$3,381
Total fees	$14,173	$58,987

PERFORMANCE EVALUATION AND COMPENSATION PROCESS

The Company follows an internal compensation planning process. Parties participating in the process include management, the GNCLC and an independent compensation advisor as engaged from time to time. Executive compensation decisions and recommendations by management are made by the CEO and Executive Chair (the "Management Compensation Committee"). The Management Compensation Committee evaluates annual performance reviews and makes recommendations to the GNCLC on performance awards for executives other than the CEO and Executive Chair. The GNCLC then reviews the recommendations in light of the Company's compensation and retention strategy to ensure proposed awards are aligned with the overall design of the compensation program and the Company's business needs and seeks input from the independent compensation consultant as needed. Annual performance evaluations for the CEO and Executive Chair are assessed by the GNCLC, which as a committee determines performance awards for these executives. Once the GNCLC and the Management Compensation Committee have agreed on final performance awards and any changes to executive compensation, these are submitted by the GNCLC with a committee recommendation for Board consideration. Board approval is required for items such as equity compensation grants, including STI and LTI equity awards, and salary changes for the CEO, Executive Chair and other senior officers of the Company.

The Company historically engaged an independent compensation consultant to conduct a bi-annual review of executive compensation, benchmarked for compensation of a selected peer group. This process is overseen by the GNCLC, which receives recommendations from the consultant and determines if any changes are needed to the executive compensation program and levels of compensation. In non-review years, the Management Compensation Committee will consider cost-of-living adjustments to base salary for executives along with other staff and provide a recommendation for consideration by the GNCLC based on changes to indices measuring inflationary conditions in the regions where the executives and staff work.

COMPENSATION BENCHMARKING

Benchmarking of executive compensation compares actual and target compensation against a peer group to benchmark for the position, organizational role and scope of responsibility. The Peer Group for 2025 was recommended by Lane Caputo and selected based on the criteria set out below.

Criteria for Selection as Compensation Peers in 2025
Industry	Companies operating in industries that will overlap with the Company's business targeting battery-grade lithium products, being the diversified metals and mining industry (including lithium)
Geographic Location	Publicly traded companies headquartered in North America were selected as many of the Company's executives are based there and the Company is listed on the NYSE and TSX, along with Australia where many global, public lithium companies are headquartered
Size	Comparable size to the Company based on market capitalization, enterprise value and projected revenues, with the Company falling near the median point compared to peers

COMPENSATION PEER GROUP

The criteria set out above were applied to develop the Peer Group, recommended by Lane Caputo to the GNCLC, and approved by the Board.

NAMED EXECUTIVE OFFICERS

For the purposes of this Circular, a Named Executive officer (a "Named Executive") means, except as specified, each of the following individuals: (a) the CEO; (b) the CFO; (c) each of the three most highly compensated executive officers of the Company including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation; and (d) each individual who would be an Named Executive under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year, for the year ended December 31, 2025.

The Named Executives set out below are the Company's CEO, CFO, Executive Chair and the two other highest paid executive officers for the 2025 fiscal year.

Named Executive	Officer's Title
John Kanellitsas(1)	Executive Chair
Sam Pigott(2)	President and Chief Executive Officer
Alec Meikle(3)	Executive Vice President of Corporate Development
Alex Shulga	Vice President and Chief Financial Officer
Mariano Chiappori	Vice President and Chief Operating Officer

Notes:

(1) Transitioned to non-Executive Chair on March 31, 2026.

(2) Ceased to be President and remains solely CEO, effective as of January 1, 2026.

(3) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

ELEMENTS OF EXECUTIVE COMPENSATION

The Company generally utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the GNCLC, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company's historical executive compensation program are summarized in the table below.

Compensation	Features	Objectives
Elements
Base Salary	Evaluated annually, alternating with a bi-annual benchmarking executive compensation review, and in non-benchmarking years a bi-annual cost-of-living adjustment.

Fixed compensation, recognizing individual experience, performance and responsibilities.

Targeting salary to the median range of compensation peers promotes retention of talented individuals as executive officers and facilitates recruitment of new talent in a competitive job market landscape.

STI Awards	A combination of cash and RSUs with one-year vesting conditions.	Rewards performance by executives for achieving annual individual goals and corporate strategic goals.

	STI award = base salary x STI target % x (corporate performance based on % weight by position + individual performance based on % weight by position).	Designed to motivate executives, recognize annual contributions by individuals, and align executive performance with corporate strategic priorities.
LTI Awards	RSUs with three-year vesting conditions. LTI = base salary x LTI retention factor.	Promotes longer-term retention and aligns long-term interests of our executives with those of shareholders. At risk award that links long-term equity plan payouts to relative total share price performance over a three- year period Rewards executives for industry out- performance.
Retirement Savings Plan Contributions	Annual contribution matching by the Company to a retirement savings plan, up to 3% of base salary, subject to a contribution ceiling established annually (2025 - US$23,500 for ages below 50; US$31,000 for ages 50 and over	Market competitive benefit. Encourages retirement savings by our executives.
Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance. Health and wellness spending account.	Market competitive benefits. Encourages and supports health and wellness for our executives.

The GNCLC reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive's role and responsibilities within the Company. The GNCLC's focus is on remaining competitive in the market with respect to the Company's total compensation program to compete for executive talent, in addition to rewarding for high levels of corporate, individual and share price performance.

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company's long-term success. The GNCLC and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review generally occurring bi-annually. Salary determinations for executives by the GNCLC and management are made with consideration of the Company's financial resources and the following criteria, among others:

  The particular responsibilities related to the position;

  Salaries paid by comparable businesses and factoring in market conditions for talent;

  The experience level of the executive; and

  The executive's overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the GNCLC for the CEO and Executive Chair. For other Named Executives excluding the CEO and Executive Chair, the assessment is made by the CEO, and a recommendation is made to the GNCLC for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the year. STI awards have the objective of motivating executives to achieve performance objectives that are aligned with the overall strategic objectives of the Company during the period.

A target range for an STI award as a percentage of salary is generally set for each executive position. Actual bonuses awarded are subject to a multiplier depending on actual performance for the year. STI compensation is discretionary and generally consists of a combination of cash and a grant of RSUs. RSUs are awarded under the Incentive Plan.

Management determines recommendations for STI awards based on the outcome of annual performance reviews for each executive other than the CEO and Executive Chair. New grants take into consideration corporate and individual performance for the annual period and generally do not factor in prior grants made to an individual except the Company is nearing the maximum number of Common Shares issuable under the Incentive Plan. Recommendations are submitted by the GNCLC for consideration and approval. The GNCLC determines STI awards for the CEO and Executive Chair, while all other awards are recommended by management with the GNCLC providing feedback as needed on the recommended amount of such awards. All grants for equity STI awards are approved by the Board.

During the year ended December 31, 2025, the Company utilized a corporate performance scorecard with objectives and various range weights based on position level as well as performance achieving individual goals for the year. Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the GNCLC.

In determining the STI awards, the GNCLC and Board carefully considered the following corporate highlights, as well as other qualitative and quantitative factors, including market conditions, strategic priorities, and leadership effectiveness:

  the continued ramp-up and operational execution at Cauchari-Olaroz;

  the advancement of a scalable regional growth platform through the announced definitive agreement to consolidate the Pozuelos-Pastos Grandes Basin pursuant to a new joint venture with Ganfeng;

  a related $130 million corporate debt facility;

  the completion of the corporate domicile migration to Switzerland;

  the refinancing of project level debts; and

  the reduction of corporate overhead costs.

For 2025, the STI target and actual payout for each Named Executive is set out below as a percentage of base salary. The STI award may be revised above or below the target set for any of the Company's senior management, including Named Executives, in the Board's discretion on recommendation from the GNCLC.

Named Executive Officer	2025 Target STI		2025 Actual STI
	Target STI (% of base salary)	Target STI (US$)	Actual STI (% of base salary)	Actual STI (US$)
John Kanellitsas, Executive Chair(1)	75%	315,000	95%	398,457
Sam Pigott, President and Chief Executive Officer(2)	100%	450,000	126%	569,224
Alec Meikle, Executive Vice President, Corporate Development(3)	75%	270,000	105%	377,651
Alex Shulga, Vice President and Chief Financial Officer	75%	262,500	100%	349,114
Mariano Chiappori, Vice President and Chief Operating Officer	75%	280,312	105%	392,989

Notes:

(1) Transitioned to non-Executive Chair on March 31, 2026.

(2) Ceased to be President as of January 1, 2026.

(3) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

In 2025, the Named Executives could elect to take their respective STI awards in a mix of cash and RSUs. For the portion of STI paid in RSUs instead of cash, executives received an additional 25% in STI to account for the STI being at risk compensation and to help the Company conserve its cash (the "At-Risk STI"). The table below shows the value of the cash, RSUs, At-Risk STI and total STI received by the Named Executives.

Named Executive Officer	STI Cash (US$)	Base STI RSU (US$)	25% At-Risk STI RSU (US$)	Total STI (US$)
John Kanellitsas, Executive Chair(1)	0	398,457	99,614	498,071
Sam Pigott, President and Chief Executive Officer(2)	0	569,224	142,306	711,530
Alec Meikle, Executive Vice President, Corporate Development(3)	0	377,651	94,413	472,064
Alex Shulga, Vice President and Chief Financial Officer	0	349,114	87,279	436,393
Mariano Chiappori, Vice President and Chief Operating Officer	196,495	196,494	49,124	442,113

Notes:

(1) Transitioned to non-Executive Chair on March 31, 2026.

(2) Ceased to be President as of January 1, 2026.

(3) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

Long-Term Incentive Compensation

LTI compensation is another key component of the Company's executive compensation program. LTI compensation is awarded to motivate performance by executives and promote retention with a strong focus on long-term alignment of executives' interests with those of shareholders. Executives are also provided with an opportunity to share in the rewards of the Company's performance, together with the associated risks of ownership of the Company's securities.

For the year ended December 31, 2025, the Company awarded RSUs to executives as LTI awards under the Incentive Plan. The RSUs have a three-year vesting period. The Company did not grant any Options as part of LTI, however, has the discretion to award Options under the Incentive Plan and may consider Options grants in the future based on market conditions and compensation practices.

LTI awards for the CEO and Executive Chair are determined by the GNCLC, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the GNCLC, with all awards being determined based on a combination of individual performance and consideration of long-term retention. The GNCLC then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation.

The LTI awarded to each Named Executive for 2025 is set out below, as a percentage of base salary. Similar to STI awards, an LTI award may be revised for any of the Company's senior management, including Named Executives, in the Board's discretion on recommendation from the GNCLC.

Named Executive Officer	2025 Target LTI		2025 Actual Annual LTI
	Target LTI (% of base salary)	Target LTI (US$)	Actual LTI (% of base salary)	Actual LTI (US$)
John Kanellitsas, Executive Chair(1)	75%	315,000	90%	385,000
Sam Pigott, President and Chief Executive Officer(2)	200%	900,000	200%	900,000
Alec Meikle, Executive Vice President, Corporate Development(3)	150%	540,000	150%	540,000
Alex Shulga, Vice President and Chief Financial Officer	140%	490,000	100%	490,000
Mariano Chiappori, Vice President and Chief Operating Officer	150%	560,250	150%	560,625

Notes:

(1) Transitioned to non-Executive Chair on March 31, 2026.

(2) Ceased to be President as of January 1, 2026.

(3) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

In addition, certain executives received a special one-time grant of LTI compensation (the "Special LTI") outside of the standard compensation for retention purposes to retain key executives in an extremely competitive market and in recognition of leadership and execution of key strategic initiatives.

Named Executive Officer	Actual LTI (US$)	Special LTI (US$)	Total LTI (US$)
John Kanellitsas, Executive Chair(1)	315,000	0	315,000
Sam Pigott, President and Chief Executive Officer(2)	900,000	250,000	1,150,000
Alec Meikle, Executive Vice President, Corporate Development(3)	540,000	250,000	790,000
Alex Shulga, Vice President and Chief Financial Officer	490,000	50,000	540,000
Mariano Chiappori, Vice President and Chief Operating Officer	560,250	200,000	760,250

Notes:

(1) Transitioned to non-Executive Chair on March 31, 2026.

(2) Ceased to be President as of January 1, 2026.

(3) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

Benefits

The Company provides a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for its employees, including Named Executives.

Management of Risks

The GNCLC and the Board periodically assess the implications of the risks associated with the Company's compensation policies and practices. The GNCLC maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the GNCLC Charter, the GNCLC has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage Named Executives to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

The Company has a Securities Trading Policy, which applies to employees, officers, directors and consultants ("Covered Persons") of the Company, its subsidiaries and joint venture interests, and also extends to any trading by trusts and holding companies controlled by Covered Persons. The Company also expects Covered Persons will ensure compliance by family and other members of their household.

The Securities Trading Policy stipulates that the Company and its Covered Persons are subject to restrictions against trading in securities of the Company while in possession of material information that has not been publicly disclosed. The Securities Trading Policy also prohibits hedging and derivatives trading, engaging in short sales and trading on margin or pledging the Company's securities. The Securities Trading Policy is posted on the Company's website.

PERFORMANCE GRAPH

The graph and table on the following page compare the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Total Return Index, including dividend reinvestment, for the period from January 1, 2020 to December 31, 2025.

Notes:

(1) The cumulative return of the Company's Common Shares is based on the closing prices of the Common Shares on the TSX on December 31, 2019, 2020, 2021, 2022, 2023, 2024 and 2025 or, if there was no trading on such date, the closing price on the last trading day prior to such date. It has been assumed that upon completion of the Separation Transaction, Lithium Americas Corp. common shares received were sold on October 4, 2023, and that the proceeds were reinvested in the Common Shares.

(2) The S&P/TSX Composite Total Return Index is a total return index (C$), the calculation of which includes dividends and distributions reinvested.

As shown in the graph above, during the fiscal year ended December 31, 2025, the Company's Common Share price declined relative to the S&P/TSX Composite Total Return Index. This followed a period of significant outperformance in earlier years, particularly through 2021 and 2022, when the Company's share price benefited from strong investor interest in lithium development assets and key project milestones. While the Company's relative share price performance moderated during 2023, 2024 and 2025, the cumulative shareholder return over the full five-year period remained meaningfully higher than that of the S&P/TSX Composite Total Return Index. The Company believes that the more recent decline in share price performance was driven primarily by external factors, including a sustained downturn in lithium commodity prices, broader macroeconomic conditions, and headwinds affecting electric vehicle demand, including elevated interest rates and inflation. Over the same period, the price of lithium declined by approximately 40%, which negatively impacted equity valuations across the sector.

The trend in overall compensation paid to the Company's executive officers over this period has not directly tracked short-term fluctuations in the market price of the Common Shares or the S&P/TSX Composite Total Return Index. However, as a significant portion of executive compensation is delivered through equity- based awards, executive compensation remains substantially aligned with long-term shareholder value creation. In addition, the unique circumstances faced by the Company in 2025 required significant management effort and leadership, including the continued ramp-up and operational execution at Cauchari- Olaroz, the completion of the Company's corporate migration to Switzerland and rebranding, and the advancement of a scalable regional growth platform through the announced consolidation of the Pozuelos and Pastos Grandes basins with Ganfeng, together with related development planning, permitting and liquidity initiatives. Given the Company's stage of development and exposure to commodity price cycles, the market price of the Common Shares may be volatile and is not a primary determinant of annual cash compensation. The value of long-term incentive compensation in the form of performance share units ("PSUs") and restricted share units ("RSUs") remains directly influenced by Common Share price performance.

SUMMARY COMPENSATION TABLE

The table below sets out all compensation for Named Executives for the 2025, 2024 and 2023 fiscal years, including direct and indirect compensation. Named Executives who are also directors of the Company are not compensated for their services as directors. Incentive securities issued by the Company in replacement of old incentive securities of the Company pursuant to the previously-completed reorganization are not factored into the calculation of the amounts disclosed in the tables below.

In 2025, concurrent with the Company's continuation to Switzerland, the Company entered into new employment agreements with John Kanellitsas, Executive Chair, Sam Pigott, President & CEO (Executive Director & CEO as of January 1, 2026), Alec Meikle, Executive Vice President, Corporate Development (President as of January 1, 2026), and Alex Shulga, Vice President and CFO, to ensure compliance with Swiss law, including amendments to provisions relating to termination and termination upon a change of control. In consideration for entering into these agreements, the Company made a one-time grant of RSUs to the executives with an aggregate grant date fair value of $3,856,246 and which is disclosed in the column "All Other Compensation" in the table below. In addition, the column "All Other Compensation" in the table below contains the At-Risk STI and Special LTI awards.

Named Executive and Principal Position	Year(1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)(12)	Total Compensation (US$)
			Share- Based Awards (US$)(2)(3)	Option- Based Awards (US$)(4)	Annual Incentive Plans(3)
John Kanellitsas, Executive Chair(13)	2025	420,000	783,456	-	-	-	1,018,362(12)	2,221,818
	2024	420,000	734,999	-	-	-	-	1,154,999
	2023(11)	420,000	2,103,500	1,316,300	56,536	-	-	3,896,336

Named Executive and Principal Position	Year(1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)(12)	Total Compensation (US$)
			Share- Based Awards (US$)(2)(3)	Option- Based Awards (US$)(4)	Annual Incentive Plans(3)
Sam Pigott, President and Chief Executive Officer(7)	2025	450,000	1,469,278		-	-	1,642,298(12)	3,561,526
	2024	316,667	1,119,995		-	-	2,425,500(4)(6)(8)	3,862,162
Alec Meikle, Executive Vice President, Corporate Development(6)	2025	360,000	917,646	-	-	-	1,244,405(12)	2,522,051
	2024	147,878	774,997	-	-	-	3,710,000(5)(6)(8)(10)	4,632,875
	2023	-	-	-	-	-	511,065(10)	511,065
Alex Shulga, Vice President and Chief Financial Officer	2025	350,000	839,105	-	-	-	924,772(12)	2,113,877
	2024	315,000	896,497	-	-	-	-	1,211,497
	2023(11)	305,446	724,650	686,750	50,000	-	-	1,766,846
Mariano Chiappori, Vice President and Chief Operating Officer	2025	373,750	806,234	-	196,495	-	199,998(12)	1,576,477
	2024	373,750	873,746	-	50,000	-	-	1,297,496
	2023	373,750	386,884	398,000	50,000	-	-	1,208,634

Notes:

(1) Financial years ended December 31, 2025, December 31, 2024 and December 31, 2023.

(2) Share-based awards consist of RSUs granted under the Incentive Plan in respect of STI and LTI. The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date. For RSUs, the fair value is based on the five-day VWAP of US$7.73 for 2025 RSUs (US$2.78 for 2024 RSUs and US$5.40 for 2023 RSUs) calculated as of the day prior to the grant date.

(3) Non-Equity Incentive Plan Compensation represents the cash STI performance bonuses awarded in each year disclosed in the table.

(4) The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a price of US$5.18 until April 2, 2031. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company's audited financial statements.

(5) The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a price of $3.85 until June 20, 2031. The key assumptions used under the Black Scholes Option Pricing Model; that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company's audited financial statements.

(6) For RSUs, the fair value is based on the five-day VWAP of US$3.85 calculated as of the day prior to the grant date.

(7) Appointed Chief Executive Officer effective from March 19, 2024. Ceased to be President as of January 1, 2026.

(8) Equity-based compensation consists of RSUs and Options as one time sign-on bonus granted under employment contracts.

(9) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

(10) Includes contractor fees before appointment as Executive Vice President, Corporate Development.

(11) 2023 compensations are adjusted to include equity-based compensation awarded in June 2024 for 2023 performance.

(12) All other compensation includes (i) the Special LTI awards; (ii) RSUs granted in connection with new employment agreements and (iii) the At-Risk STI.

(13) Transitioned to non-Executive Chair on March 31, 2026.

Fair Value of Option Grants, RSUs, PSUs and DSUs

Under the Incentive Plan, which was implemented in March 2016, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Following a 2025 review of the Company's Board compensation and LTI compensation for executives by Lane Caputo, the Board determined that equity incentives for executive officers should be in the form of RSUs and DSUs to directors, with no further Option awards. The fair value of Options granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

Details about all awards outstanding under incentive plans of the Company as of December 31, 2025, including awards granted during 2025 to each Named Executive, are set out below.

Option-based Awards(1)					Share-based Awards(1)
Named Executive	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in- the-money Options(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)(3)	Market or payout value of share-based awards not paid out or distributed (US$)(3)
John Kanellitsas, Executive Chair(6)	250,000	5.56	3-Dec-30	5,000	1,651,686	9,216,408	0
	90,000	3.57	20-Jun-29	180,900	0	0	0
Sam Pigott, President and Chief Executive Officer(4)	250,000	5.18	2-Apr-31	100,000	980,516	5,471,279	903,960
	90,000	3.85	20-Jun-29	155,700	0	0	0
Alec Meikle, Executive Vice President, Corporate Development(5)	250,000	3.85	20-Jun-31	432,500	1,167,460	6,514,427	289,507
Alex Shulga, Vice President and Chief Financial Officer	100,000	5.4	3-Dec-30	18,000	720,452	4,020,122	288,877
	75,000	3.85	20-Jun-29	129,750	0	0	0
Mariano Chiappori, Vice President and Chief Operating Officer	100,000	5.4	3-Dec-30	18,000	409,919	2,287,248	0
	60,000	3.85	20-Jun-29	103,800	0	0	0

Notes:

(1) The Company's audited consolidated financial statements for the year ended December 31, 2025, use US$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 12 thereto.

(2) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2025, of US$5.58 and the exercise price of the Options.

(3) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2025, of US$5.58. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such RSUs and PSUs.

(4) Sam Pigott was appointed CEO effective March 19, 2024. Ceased to be President as of January 1, 2026.

(5) Alec Meikle was appointed Executive Vice President, Corporate Development on July 31, 2024, and promoted to President effective January 1, 2026.

(6) Transitioned to non-Executive Chair on March 31, 2026.

Anti-hedging requirements apply for all Named Executives and are set out in the Securities Trading Policy.

Value of Awards Vested or Earned in 2025

The following table sets out the value on payout or vesting of incentive awards for the year ended December 31, 2025 for each Named Executive:

Named Executive	Option-based awards value vested during the year (US$)(1)	Share-based awards value vested during the year (US$)(2)	Non-equity incentive plan compensation value earned during the year (US$)
John Kanellitsas, Executive Chair(3)	62,800	229,473	-
Sam Pigott, President and Chief Executive Officer(4)	101,900	197,880	-
Alec Meikle, Executive Vice President, Corporate Development(5)	216,250	20,543	-
Alex Shulga, Vice President and Chief Financial Officer	52,250	105,332	-
Mariano Chiappori, Vice President and Chief Operating Officer	43,600	98,893	196,495

Notes:

(1) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2025 of US$5.58 and the exercise price of the Options.

(2) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2025 of US$5.58. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such RSUs and PSUs.

(3) Transitioned to non-Executive Chair on March 31, 2026.

(4) Appointed CEO effective from March 19, 2024. Ceased to be President and remains solely CEO as of January 1, 2026.

(5) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

OTHER COMPENSATION AND PENSION BENEFITS

The Company did not have any other pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

EMPLOYMENT AGREEMENTS

The following descriptions of employment agreements with the Company's Named Executives are effective as of December 31, 2025. On January 23, 2025, in connection with the Company's continuation to Switzerland, the Company entered into new employment agreements (the "2025 Employment Agreements" and each a "2025 Employment Agreement") with John Kanellitsas, Executive Chair (Non- Executive Chair as of March 31, 2026), Sam Pigott, President & CEO (Executive Director & CEO as of January 1, 2026), Alec Meikle, Executive Vice President, Corporate Development (President as of January 1, 2026), and Alex Shulga, Vice President and CFO. The 2025 Employment Agreements reflect certain changes required by Swiss law that, among other things, removed payments on termination and on termination after a "Change of Control". It was necessary to enter into the 2025 Employment Agreements as the employment agreements in place prior to the Company's continuation to Switzerland for Messrs. Kanellitsas, Pigott, Meikle and Shulga contained termination and termination after a "Change of Control" provisions that were prohibited by Swiss law. In consideration for entering into the 2025 Employment Agreements and the adverse changes to the respective executives' termination and termination after a "Change of Control" provisions, the Company made a one-time grant of RSUs to the executives with an aggregate grant date fair value of $3,856,246.

The 2025 Employment Agreements also provide for certain Notice Period Payments and Non-Compete Payments (each as defined below) in the event of written notice by either the Company or the executive, as applicable, that the applicable executive's employment with the Company will be terminated. The material terms of such payments are the following:

  12 months' advance written notice must be provided by either the Company or the executive to terminate his employment, unless the termination is by the Company for "cause" or by the executive without "good reason" (as such terms are defined in the 2025 Employment Agreements) (the "Notice Period").

  The parties will determine the extent, duration, and nature of the applicable executive's active employment services to be provided during the Notice Period, and the time at which such active services cease will be the beginning of the "Garden Leave Period."

  The executives will receive continued payments during the Notice Period (the "Notice Period Payments") equal to the following: continued payments of (1) base salary and (2) an amount equal to (A) the pro rata STI bonus approved by the Board for the period(s) that the Notice Period encompasses during which the executive continues to perform services to the Company (if any) and (B) the executive's average STI bonus award during the past three years or, such lesser number of years that executive has been eligible to earn an STI bonus (the "Average STI Award"), prorated for the period commencing on, (i) if the executive does not continue to perform services to the Company during the Notice Period, the date immediately following the date on which notice of termination is given and ending on the date on which the Notice Period expires, and (ii) if the executive continues to perform services to the Company during part of the Notice Period, the date on which the "Garden Leave Period" commences and the date on which the Notice Period expires.

  The executives will receive payments during the one-year period following expiration of the Notice Period in exchange for their compliance with non-competition, non-solicitation, and other restrictive covenant obligations (the "Non-Compete Payments") equal to the following: (1) one year of base salary and (2) the Average STI Award.

  Both the Non-Compete Payments and the Notice Period Payments are subject to offset and/or reduction in the event that an executive materially breaches any of their restrictive covenant obligations or earn compensation from new employment (and/or other activity) that exceeds a certain threshold amount set forth in the 2025 Employment Agreements.

  Certain of the Notice Period Payments and Non-Compete Payments will be subject to the applicable executive's execution and non-revocation of a release of claims in favor of the Company.

John Kanellitsas, Executive Chair

As at December 31, 2025, Mr. Kanellitsas was paid a base annual salary of $420,000, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary and long-term incentive compensation at a target rate of 75% of base salary.

Mr. Kanellitsas' 2025 Employment Agreement removed Mr. Kanellitsas' entitlement to severance, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Kanellitsas' employment is terminated by the Company or Mr. Kanellitsas resigns for "Good Reason". Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

In January 2026, Mr. Kanellitsas and the Company entered into a Retirement Agreement and Release, whereby Mr. Kanellitsas, effective March 31, 2026, transitioned from Executive Chair to Non-Executive Chair and Mr. Kanellitsas' 2025 Employment Agreement terminated. Mr. Kanellitsas' transition to Non- Executive Chair, in conjunction with Mr. Meikle's appoint to President, reflects his faith in Mr. Pigott and Mr. Meikle's ability to oversee the Company's day-to-day operations and long-term value creation for the Company's shareholders, in addition to strengthening the Company's governance and management structure. Mr. Kanellitsas will continue to provide Board and committee leadership and focus on long-term strategy and industry partnerships.

Sam Pigott, President & Chief Executive Officer

As at December 31, 2025, Mr. Pigott was paid a base annual salary of $450,000 and was eligible to receive short-term incentive compensation and long-term incentive compensation.

Mr. Pigott's 2025 Employment Agreement removed Mr. Pigott's entitlement to severance, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Pigott's employment is terminated by the Company or Mr. Pigott resigns for "Good Reason". Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

Alec Meikle, Executive Vice President, Corporate Development

As at December 31, 2025, Mr. Meikle was paid a base annual salary of $360,000 and was eligible to receive short-term incentive compensation and long-term incentive compensation.

Mr. Meikle's 2025 Employment Agreement removed Mr. Meikle's entitlement to the severance, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Meikle's employment is terminated by the Company or Mr. Meikle resigns for "Good Reason". Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

Alex Shulga, Vice President and Chief Financial Officer

As at December 31, 2025, Mr. Shulga was paid a base annual salary of $350,000 and was eligible to receive short-term incentive compensation and long-term incentive compensation.

Mr. Shulga's 2025 Employment Agreement removed Mr. Shulga's entitlement to severance, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Shulga's employment is terminated by the Company or Mr. Shulga resigns for "Good Reason". Instead, the 2025 Employment Agreement provides for the Notice Period Payments and Non-Compete Payments.

Mariano Chiappori, Vice President and Chief Operating Officer

As at December 31, 2025, Mr. Chiappori was paid a base annual salary of $373,750 and was eligible to receive short-term incentive compensation (the "Chiappori STI Bonus") and long-term incentive compensation.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Chiappori's employment agreement, Mr. Chiappori will receive the following severance package: (a) 12 months (the "Chiappori Severance Period") of base salary; (b) the Chiappori STI Bonus he would have earned through the Chiappori Severance Period based on the Chiappori STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Chiappori Severance Period or reimbursement for replacement coverage (the "Chiappori Severance Package").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such "Change of Control", Mr. Chiappori's employment is terminated by the Company or Mr. Chiappori resigns for "Good Reason" then Mr. Chiappori shall be entitled to the Chiappori Severance Package, except the Chiappori Severance Period shall be 18 months.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table discloses, as of December 31, 2025, the estimated incremental payments and benefits that might be paid under the various plans and arrangements to current Named Executives in the event of termination without cause and termination following a change of control (assuming an effective date of December 31, 2025, for each termination scenario).

Name / Event of Termination	Cash Severance US$	Notice Period and Non- Compete Payments US$	Continuation of Benefits US$	Short-Term Incentive US$	Accelerated Vesting of Equity US$(3)	Total US$
John Kanellitsas, Executive Chair(4)
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good	-	$1,635,380	$58,887		$1,844,106	$3,538,374
Reason"	-	-	-	-	$9,402,308	$9,402,308
Termination Related to Change of Control(1)(2)	-	-	-	-	-	-
Resignation	-	-	-	-	-	-

Sam Pigott, President and Chief Executive Officer(5)
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	-	$2,081,528	$7,160		$2,508,991	$4,597,679
Termination Related to Change of Control(1)(2)	-	-	-	-	$6,630,939	$6,630,939
Resignation	-	-	-	-	-	-
Alec Meikle, Executive Vice President, Corporate Development(6)
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	-	$1,417,063	-	-	$4,875,475	$6,292,538

Name / Event of Termination	Cash Severance US$	Notice Period and Non- Compete Payments US$	Continuation of Benefits US$	Short-Term Incentive US$	Accelerated Vesting of Equity US$(3)	Total US$
Termination Related to Change of Control(1)(2)	-	-	-	-	$7,236,434	$7,236,434
Resignation	-	-	-	-	-	-
Alex Shulga, Vice President and Chief Financial Officer
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	-	$1,355,261	$21,005	-	$1,580,663	$2,956,930
Termination Related to Change of Control(1)(2)	-	-	-	-	$4,456,749	$4,456,749
Resignation	-	-	-	-	-	-
Mariano Chiappori, Vice President and Chief Operating Officer
Termination "For Cause"	-	-	-	-	-	-
Termination "Without Cause" or "For Good Reason"	$373,750	-		$442,113	-	$815,863
Termination Related to Change of Control(1)(2)	$560,625			$663,170	$2,409,148	$3,632,943
Resignation	-	-	-	-	-	-

Notes:

(1) The entitlement of the Named Executives to payment upon a change of control is not necessarily in substitution for, and may be in addition to, amounts payable to such Named Executives upon termination by the Company.

(2) Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.

(3) For the equity component, the amount represents the realizable value as of December 31, 2025, of Options, RSUs and PSUs which are subject to accelerated vesting. The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2025, of $5.58 and the exercise price of the Options. The value of accelerated RSUs and PSUs is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2025, of $5.58.

(4) Transitioned to non-Executive Chair on March 31, 2026.

(5) Appointed CEO effective from March 19, 2024. Ceased to be President and remains solely CEO as of January 1, 2026.

(6) Appointed Executive Vice President, Corporate Development on July 31, 2024. Promoted to President effective as of January 1, 2026.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Under the conditional capital for equity incentive plans under the Articles, the Company may issue up to 16,193,223 Common Shares. The current Incentive Plan is the Company's only equity incentive plan and governs all equity incentives awarded by the Company, including RSUs, PSUs, DSUs and Options. The aggregate number of Common Shares that may be subject to issuance, together with any other securities- based compensation arrangements of the Company under the Incentive Plan, must not exceed 8% of the issued and outstanding Common Shares from time to time. Based on the number of outstanding Common Shares issued as of December 31, 2025, 12,992,552 Shares may be reserved for issuance under the Incentive Plan.:

The following information is as at the Company's financial year ended December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted- average exercise price of outstanding Options US$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	11,241,363	4.86	1,751,189
Equity compensation plans not approved by the securityholders	-	-	-
Total	11,241,363	4.86	1,751,189

ANNUAL BURN RATE

The annual burn rate of the Incentive Plan for the last three financial years is set out below. This figure is calculated by dividing (i) the number of "Awards" granted under the Incentive Plan during the applicable financial year, by (ii) the weighted average number of Common Shares outstanding for the applicable financial year. "Awards" for the purposes of this calculation means all RSUs, PSUs, DSUs and Options.

This calculation does not reflect the new replacement incentive securities issued in exchange for old incentive securities as part of the Separation Transaction.

Financial Year ended December 31	Number of Awards awarded under the Incentive Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b)) (c)
2025	4,858,119	162,171,992	3.00%
2024	3,209,025	161,338,014	1.99%
2023 (Post-Separation Transaction)	2,943,500	155,331,000	1.9%
2023 (Pre-Separation Transaction)	598,408	153,129,000	0.39%

SUMMARY OF THE INCENTIVE PLAN

Overview

At the Meeting, Shareholders will be asked to consider, and if deemed appropriate, pass the Amended and Restated Incentive Plan Resolution. See "Approval of Amended and Restated Incentive Plan". If at the Meeting, Shareholders do not approve the Amended and Restated Incentive Plan Resolution, the current Incentive Plan, with certain housekeeping and other non-substantive amendments to the Incentive Plan as it pertains to United States participants that do not require Shareholder approval under the TSX Company Manual, will remain as the Company's equity incentive plan. The following provides a summary of the Incentive Plan prior to adoption of the Incentive Plan Amendments.

Below is a summary of the material terms of the Incentive Plan as amended and approved by the Board on January 23, 2025. Amendments to the Incentive Plan consisted primarily of changing references of "Lithium Americas (Argentina) Corp." to "Lithium Argentina AG" in connection with the continuation to Switzerland, revising the definition of "fair market value" and changes necessary to comply with Swiss law in connection with the continuation to Switzerland. The amendments were made without Shareholder approval pursuant to the amendment provisions of the Incentive Plan and the TSX Company Manual. The amendments were accepted by the TSX. Shareholders last approved the Incentive Plan on June 20, 2024. Terms not herein defined shall have the meaning ascribed to them in the Incentive Plan.

The Incentive Plan is the Company's only equity incentive plan and governs all equity incentives awarded by Lithium Argentina, including Options, DSUs, and RSUs, whether time based or in the form of PSUs. The Company is permitted to issue an aggregate of 8% of the Common Shares based on the current number of Common Shares outstanding.

Summary of the Incentive Plan

INCENTIVE PLAN SUMMARY
Plan Type and Shares Available for Award Grants	Subject to the conditional capital of the Company for equity incentive plans under the Company's Articles, our plan is an 8% "rolling" equity compensation plan, with maximum number of equity awards disclosed in the next table, pursuant to TSX and NYSE requirements. Any increase to the percentage number of awards must be cleared with TSX and NYSE and would generally require shareholder approval. For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Incentive Plan, and the exercise or settlement of awards under the Incentive Plan will make new grants available under the Incentive Plan.
Eligible Participants	Directors, executive officers, employees and consultants of the Company and our subsidiaries are eligible for awards under the Incentive Plan.
Award Types	Options, DSUs, RSUs or PSUs may be awarded under the Incentive Plan to all eligible participants.
Approval of Award Grants	Under the Incentive Plan, award grants (number, vesting conditions and periods, exercise price, etc.) are generally approved by the Board, on the recommendation of the GNCLC. The CEO also has delegated authority from the Board to approve the grant of a fixed, nominal number of Restricted Share Rights, without Board approval of individual grants. This is generally used for grants to new hires.

Vesting Periods	Vesting periods are determined by the Board, on the recommendation of the GNCLC. Vesting of Restricted Share Rights is determined by the Board at the time of grant and shall be specified in the Restricted Share Grant Letter.

The Incentive Plan provides that, unless otherwise determined from time to time by the Board, on the recommendation of the GNCLC, Options shall vest and may be exercised (in each case to the nearest full Common Share) during the period which an Option is outstanding (the "Option Period") as follows: (a) at any time during the first six (6) months of the Option Period, the optionee may purchase up to 25% of the total number of Common Shares reserved for issuance pursuant to their Option; and (b) at any time during each additional six (6) month period of the Option Period the optionee may purchase an additional 25% of the total number of Common Shares reserved for issuance pursuant to their Option plus any Common Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.
Options - Term, Grant Date, Exercise Price and Expiry Date Extension for Blackout Periods	The Incentive Plan provides that Options generally have a term of five years for exercise upon the payment of an exercise price that is set at the time of grant. The exercise price (which will be set in U.S. dollars) per Common Share of any Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Share on the date of grant. At the end of the exercise period, Options expire. The grant date is generally set as (i) the date the GNCLC recommended the Option award to the Board for approval; (ii) the grant date set by the Board; or (iii) for awards approved during a blackout period with issuance to follow post-blackout period end, the date of issuance post-blackout period end.

The exercise price for Options granted under the Incentive Plan cannot be less than the closing price of the Common Shares on NYSE on the day immediately prior to the grant date.

Options that expire during a blackout period or within 10 days of one ending have their exercise period extended until 10 business days after the end of the blackout period.
Cashless Surrender of Options	Subject to payment of the applicable share par value, the Incentive Plan provides for cashless surrender of Options by allowing the holder to forego their Options in exchange for receiving a set number of Common Shares determined by calculating the "in the money" value of the Options (i.e. the fair market value of the Common Shares on the business day prior to the date of exercise, less the Option exercise price), times the number of outstanding Options, divided by such fair market value of the Common Shares.
Restricted Share Rights Terms	Vested Restricted Share Rights are settled in Common Shares issued by the Company, subject to payment of the applicable share par value. Holders who are Canadian residents or generally non-U.S. residents (as permitted by the Board) may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the Restricted Share Rights vest for tax purposes.
Performance Share Units Terms	PSUs are generally awarded as Restricted Share Rights under the Incentive Plan with performance vesting conditions.

PSUs vest three years after grant and are subject to vesting conditions tied to the Common Share price performance relative to the share price performance of a PSUs peer group of public companies.

Vested PSUs are settled by the Company issuing an equivalent number of underlying Common Shares, subject to payment of the applicable par value. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the PSUs vest for tax purposes.

Deferred Share Units Terms	DSUs are generally granted to independent directors on the Board (directors who are not also employees of the Company) only, as part of our Board compensation program. The number of DSUs granted is determined by the five- day VWAP of the Common Shares immediately prior to the date of Board approval of the grant.

DSUs vest and are settled in Common Shares on a one-for-one basis on the 20th business day after an independent Board director ceases to hold the position.
Change of Control Vesting Acceleration	In the event of a Change of Control (as defined in the Incentive Plan) pursuant to the dissolution and liquidation of the Company, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control, and all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of Common Shares.

If a Triggering Event (as defined in the Incentive Plan) occurs within the 12 months period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding Options will immediately vest and become exercisable on the date of such Triggering Event, and all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of Common Shares. PSUs will be settled in pro rata to the performance measurement periods completed prior to the Change of Control and on a one for one basis for future performance measurement periods, if any.

DSUs are not covered by a change of control provision under the Incentive Plan as they vest upon departure of a board director who is the holder. Board director departures may or may not occur as part of a change of control event, depending on the circumstances of the event.
Dividends	If our Board declares dividends, holders of vested RSUs, PSUs and DSUs not settled in Common Shares as of the applicable dividend record date may, at the discretion of the Board, be entitled to receive dividends in the form of additional securities of the same type held. The number of securities will be determined based on the five-day VWAP of the Common Shares on the NYSE.
Insider and Non-Employee Director Award Limits	Common Shares issued or issuable to insiders under the Incentive Plan are subject to the following upper limits, expressed as a percentage of issued and outstanding Common Shares: a 10% cap for all insiders as a group, at any given time; a 10% cap for all insiders as a group within any one-year period; a 5% cap for any one insider and the insider's associates in any one-year period; and a 5% cap for any individual, at any given time.

The aggregate number of Options that may be granted under the y Incentive Plan to any one non-employee director within any one-year period will not exceed a maximum value of US$100,000 worth of securities, and together with any Restricted Share Rights, PSUs and DSUs granted under the Incentive Plan and any securities granted under all other securities based compensation arrangements, such aggregate value will not exceed US$150,000 in any one- year period, subject to caveats set out in the Incentive Plan.
Awards Transfers and Exercises	Transfers of awards under the Incentive Plan are generally not permitted, except if a holder dies. Generally only holders can exercise awards under the Incentive Plan.
Effect of Retirement, Termination, Other Events on Unvested Awards	Generally, subject to applicable employment agreements, any unvested awards under the Incentive Plan are forfeited if the holder retires or is terminated prior to the vesting date of the award. The Board has the discretion to accelerate vesting in such cases or allow the awards to continue for their full term. Vesting of Restricted Share Rights and PSUs is automatically accelerated if there is a total disability or death of a holder.

If a Participant ceases to be employed by the Company or a Designated Affiliate for cause, no Option held by such participant will, unless otherwise determined by the Board be exercisable following the date on which such Participant ceases to be so engaged. If a Participant ceases to be employed by the Company, or act as a director of, the Company for any reason other than cause then, unless otherwise determined by the Board any Option held by such Participant at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option period in respect thereof, whichever is sooner.

Plan Amendments	The Board may amend, suspend or terminate the Incentive Plan without approval of Shareholders, provided the changes comply with applicable stock exchange requirements; do not negatively impact any awards outstanding under the Incentive Plan; and the period to exercise outstanding Options generally cannot be extended beyond ten (10) years.

Without limitation to the foregoing, the types of Incentive Plan changes that could be made by the Board without Shareholder approval generally include: clerical changes or grammar corrections, changes to eligible participants, or changes to requirements about vesting, term of any grant, termination, exercise price and cashless exercise.

Shareholder approval is required if the rolling number of awards available for grant under the Incentive Plan will be increased; changes will be made to insider award limits, or increase participation limits on non-employee directors under the Incentive Plan; changes to reduce the exercise price or permit the cancellation and re issuance of outstanding Options; changes to extend the expiry date of Options beyond their original expiry; changes to permit any amendment to permit Options to be transferred other than for normal estate settlement purposes; and changes to reduce the range of amendments requiring Shareholder approval, all as described in the Incentive Plan.

INCENTIVE PLAN GRANTS AND LIMITS

Maximum aggregate number of Common Shares that may be granted under the Incentive Plan, together with any other securities-based compensation arrangements of the Company	12,992,552 (represents 8% of issued and outstanding Common Shares as of December 31, 2025)
Options as of December 31, 2025	2,715,000
Restricted Share Rights as of December 31, 2025, including the maximum number of Common Shares issuable pursuant to outstanding PSUs	7,562,200
DSUs as of December 31, 2025	964,163
Shares issuable pursuant to outstanding Awards under the Incentive Plan	11,241,363
Number of securities remaining available for future issuance under equity compensation plans	1,751,189 (represents approximately 1.08% of issued and outstanding Common Shares as of December 31, 2025)

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

DATED this 4th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"John Kanellitsas"

Chair

SCHEDULE "A"

BOARD MANDATE

The Board of Directors (the "Board") of Lithium Argentina AG ("Lithium Argentina" or the "Company") has adopted a Corporate Governance Framework (the "Framework") which sets out the mandate of the Board and its structure reproduced below. Capitalized terms note otherwise defined below have the meanings ascribed thereto in the Framework available at www.lithium-argentina.com.

IV. Board Mandate and Responsibilities

The Board is responsible for the stewardship of the Company and for the oversight of the Company's Executive Management and the management of its business by the Executive Management. This includes setting long-term goals and objectives for the Company, formulating plans and strategies necessary to achieve stated objectives and supervising Executive Management in their implementation of stated objectives. Accordingly, and in addition to those matters that must, by law, be approved by the Board, the main duties of the Board are, among others:

A. Approving the issuance of any securities of the Company, subject to the right of the shareholders' meeting of the Company to decide on issuance of new shares by way of an ordinary capital increase and subject to any authorization according to the articles of association of the Company under a capital band and/or conditional capital.

B. Approving the incurrence of any debt by the Company outside the ordinary course of business.

C. Approving material investments, dispositions, joint ventures, and any other major initiatives outside the scope of approved budgets.

D. Reviewing and approving the annual capital and operating budgets, quarterly budget reviews, and discussions with Executive Management relating to strategic and budgetary issues.

E. Reviewing and approving major deviations from the capital and operating budgets.

F. Approving the annual financial statements and quarterly financial statements, including the Management Discussion and Analysis ("MD&A"), information circulars, annual reports, offering memorandums, prospectuses and other disclosure documents as deemed necessary by Executive Management.

G. Appointing and monitoring the performance of Executive Management, formulating succession plans for Executive Management and, with the advice of the committee overseeing compensation matters, approving the compensation of Executive Management.

H. Reviewing the principal risks inherent to the business, including financial risks, through periodic reports from management of such risks. Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

I. Reviewing and approving the Company's strategic plans, long-term strategy, organizational development plans and adopting a strategic planning process and monitoring the Company's performance.

J. Determining the constitution, structure, processes, and characteristics of the Board and the terms of reference of Committees of the Board and establishing a process for monitoring the Board and its Directors on an ongoing basis.

K. Appointing Committees of the Board, including the Audit and Risk Committee, the Sustainable Development Committee, and the Governance, Nomination, Compensation and Leadership ("GNCL") Committee if desirable an Advisory Committee (comprised of non-board members) and other Board Committees and delegating to any such committee powers of the Board as appropriate and legally permissible and subject to the shareholders' meeting right to appoint the members of the GNCL Committee.

L. Nominating candidates for the Board to the shareholders, based on recommendations from the GNCL Committee that is responsible for overseeing Board nominations.

M. Determining whether individual Directors meet the requirements for independence under applicable regulatory requirements.

N. Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

O. Appointing and monitoring the performance of Executive Management, formulating succession plans for Executive Management and, with the advice of the committee overseeing compensation matters, approving the compensation of Executive Management.

P. Assessing the integrity of the Company's internal control, financial reporting and management information systems, and ensuring appropriate policies and processes are in place.

Q. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

R. Exercising direct control during periods of crisis.

S. Serving as a source of advice to Executive Management, based on Directors' expertise and experience.

T. Ensuring that at least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

U. Ensuring evaluations of the Board and committees are carried out at least annually.

V. Monitoring Board Responsibilities and other Board policies and terms of reference, as outlined in this Framework, from time to time and propose modifications as applicable.

Although the Board delegates the responsibility for managing the day-to-day affairs of the Company to Executive Management. The Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its operations. Therefore, the Board needs to be satisfied that the Company's Executive Management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company's business and affairs are consistent with the Board's duties described below.

V. Board Structure

Board Size

The number of Directors is set by the shareholders at each annual shareholder meeting. Presently the number of Directors of the Company is eight. The number of Directors may change in the future to ensure a complement of suitable skills and expertise given the Company's stage of development and business activities, however, must according to the articles of association of the Company consist of at least three Directors.

Independent Directors

The Company intends to monitor best practice recommendations and to fully comply with the Framework's requirements relating to the composition and independence of Board and committee members under applicable legislation and stock exchange rules by the effective date of such legislation and rules or earlier and GNCL Board nominations, to identify additional qualified Board candidates required to meet such requirements.

At least annually the Board shall consider and determine whether a Director nominee would upon election or appointment be independent, including in accordance with all independence standards of the stock exchanges that the Company's securities are then traded on. Generally independence of a director means that the individual is not an employee or member of Executive Management of the Company or any subsidiary, receives no compensation from the Company or a subsidiary except compensation for serving as a Director on the Board, has no material relationship with the Company and generally the individual has no conflicts of interest or other ties to Executive Management, the Company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of Executive Management ("Independence Standards"). These same considerations extend to immediate family members of the individual.

A Director nominee is not independent if:

(i) The Director nominee is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

(ii) The Director nominee has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii) (A) The Director nominee is a current partner or employee of a firm that is the Company's internal or external auditor; (B) the Director nominee has an immediate family member who is a current partner of such a firm; (C) the Director nominee has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (D) the Director nominee or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.

(iv) The Director nominee or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

(v) The Director nominee is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company's consolidated gross revenues.

A Director nominee's failure to meet the Independence Standards shall not preclude the Board from determining that such Director nominee nonetheless has the requisite integrity, experience, skill and expertise to be an effective Director of the Company.

The Company shall disclose in its notice to the annual general meeting whether a Director nominee is independent.

Election of Directors

All Directors will stand for election at the annual meeting of shareholders and will serve a one year term that ends at the next annual meeting; unless such Director retires or is removed from office.

Selection

The Board, acting on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, will nominate Director candidates for election at each annual meeting of shareholders or an extraordinary meeting of shareholders.

Qualifications

Director nominees of the Company should be individuals who are independent and have achieved prominence in their fields, with experience and demonstrated expertise in relevant technical, financial, or strategic disciplines.

A substantial majority of the Board must meet the independence standards described in this Framework, and all candidates must be free from any relationship with management or the Company which would interfere with the exercise of independent judgment. Candidates should be committed to representing the interests of all shareholders and not any particular constituency.

Candidates should among other things bring integrity, insight, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to properly perform their duties as Director. The Company recognizes the strength and effectiveness of the Board reflects the balance, experience, and diversity of individual Directors; their commitment; and importantly, the ability of Directors to work effectively as a group in carrying out their responsibilities. The Company seeks candidates with diverse experiences who possess the knowledge and skills in areas of importance to the Company.

Acting on the recommendation of the GNCL Committee, the Board shall assign members with particular experience required for service on Board Committees, as described in the respective committee charters.

Orientation

New non-employee Directors will receive appropriate orientation from appropriate Senior Officers regarding the Company's business and affairs. New Directors also participate in office and site visits and have the opportunity to meet with the Workforce.

An orientation manual is also provided to new Directors that includes the Company's policies, this Framework, Board committee charters and other information about our Company.

Change in Status

To avoid any potential conflict of interest, Directors will not accept a seat on any additional company board without first reviewing the matter with the GNCL Committee.

Continuing Education

Reviews of aspects of the Company's operations will be presented by appropriate executives from time to time as part of the agenda of regular Board meetings. The Board will also periodically conduct an on- site visit to the Company's operations site, so that Directors may observe and provide input on aspects of the business. It is also expected that each Director will remain well informed regarding current developments and best practices in corporate governance. In that regard, the Board considers it desirable that Directors participate in continuing education opportunities and considers such participation an appropriate expense to be reimbursed by the Company.

Board Meetings

The Board holds generally in-person or hybrid meetings on a quarterly basis and meets on an ad hoc basis as required, by means of telephone and video conferencing facilities. The Independent Directors shall also have the opportunity to meet regularly and separately from Executive Management.

Agenda and Briefing Material

The Chairperson of the Board (the "Chair") will set the agenda for the Board meetings, taking into consideration suggestions from other Directors, the Chief Executive Officer ("CEO") or Executive Management. The Board expects Executive Management to provide Directors with information concerning the business and affairs of the Company on a timely basis, including financial and operating information, as well as information concerning industry developments as they occur, all with a view to enable the Board to discharge its stewardship obligations effectively.

Meeting minutes are provided to the Board for review and comment prior to being approved, with approval generally obtained at the next following formal meeting of the Board.

Meeting Attendance and Director Availability

It is expected that each Director will make every effort to attend each Board meeting and each committee meeting on which they sit through in person or virtual attendance. Directors are expected to participate in a minimum of 75% of the Board meetings on an annual basis.

Director Preparedness

Each Director should be familiar with the agenda for each meeting have carefully reviewed all materials distributed in advance of the meeting, and be prepared to participate meaningfully in the meeting, and to discuss all scheduled items of business.

Other Directorships

Recognizing the substantial time commitment required of Directors, it is expected that Directors will serve on the boards of other companies only to the extent that, in the judgment of the Board, such services do not detract from the Directors' ability to devote the necessary time and attention to the Company. The GNCL Committee will, at least annually, review all Directors' service on the boards of other companies.

The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency, the Board may have to assume a more direct role in managing the affairs of the Company.

Confidentiality

The proceedings and deliberations of the Board and its Committees are confidential. Each Director will maintain the confidentiality of information received in connection their service as a Director, including internal discussions and information on the processes of the Board and its Committees.

In-Camera Sessions

In-camera sessions of Independent Directors will normally be held immediately following each meeting of the full Board. There is no fixed duration for in-camera sessions. Additional in-camera sessions may be convened by any Independent Director at their discretion and any Independent Director may raise issues for discussion at an in-camera session. In-camera sessions are led by the Chair or the applicable Committee chair.

Board Evaluations

The Governance, Nomination, Compensation and Leadership Committee is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, Committees and individual Directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual Directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the Chair of each Board Committee. These assessments are conducted at least annually on an informal basis and may be performed by a third party.

SCHEDULE "B"

2025 SWISS STATUTORY COMPENSATION REPORT

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(Expressed in U.S. dollars, with supplementary information in Swiss francs)

Report of the statutory auditor to the General Meeting of Lithium Argentina AG, Zug

Opinion

We have audited the compensation report of Lithium Argentina AG (the Company) for the year ended 31 December 2025. The audit was limited to the information pursuant to article 734a-734f of the Swiss Code of Obligations (CO) in the tables and disclosures marked 'audited' in the compensation report.

In our opinion, the information pursuant to article 734a-734f CO in the accompanying compensation report complies with Swiss law and the Company's articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the 'Auditor's responsibilities for the audit of the compensation report' section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables and disclosures marked 'audited' in the compensation report, the consolidated financial statements, the financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

PricewaterhouseCoopers AG, Dammstrasse 21, 6300 Zug
+41 58 792 68 00

www.pwc.ch

PricewaterhouseCoopers AG is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Board of Directors' responsibilities for the compensation report

The Board of Directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also charged with structuring the remuneration principles and specifying the individual remuneration components.

Auditor's responsibilities for the audit of the compensation report

Our objectives are to obtain reasonable assurance about whether the information pursuant to article 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

2 Report of the statutory auditor to the General Meeting of Lithium Argentina AG, Zug

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

PricewaterhouseCoopers AG

Joanne Burgener Licensed audit expert Auditor in charge	Bastian Stolzenberg Licensed audit expert

Zug, 23 March 2026

Enclosure:

- Compensation report

3 Report of the statutory auditor to the General Meeting of Lithium Argentina AG, Zug

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

1. Governance (Nonaudited)

The compensation and reporting thereon at Lithium Argentina AG (the "Company") is governed by the rules and guidelines as in force and effect as of December 31, 2025, in particular the Swiss Code of Obligations, Swiss Code of Best Practice for Corporate Governance, the Company's Articles of Association ("AoA"), the relevant Governance Policies, and the Governance, Nominating, Compensation and Leadership Committee Charter. Documents are available on the Corporate Governance page of our website at https://investors.lithium- argentina.com/corporate-governance/documents-charters.

Compensation reporting as required under applicable U.S. laws and regulations, in particular the disclosure requirements of the U.S. Securities and Exchange Commission, forms part of the Company's Annual Report on Form 20-F.

The Swiss Code of Obligations provides for binding say-on-pay votes as well as specific rules regarding the disclosure of compensation. In addition, it requires that certain types of compensation be expressly provided for in the AoA and prohibits certain forms of compensation, including, but not limited to, sign-on payments, advance compensation, and transaction bonuses in connection with mergers and acquisitions.

The provisions of the AoA relating to compensation applicable to the Board of Directors and the Executive Management are summarized below:

  Binding vote on Compensation at the AGM (Article 19);
  Mandates and duties of the Compensation Committee (Article 26)
  Agreements related to Compensation of Members of the Board of Directors and Executive Management (Article 30);
  Principles of Compensation of the Board of Directors (Article 31);
  Principles of Compensation of the Executive Management (Article 32);
  Credits and loans to members of the Board of Directors and Executive Management (Article 34); and
  Additional amount for new members of the Executive Management (Article 35).

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

2. Compensation awarded

Currency Presentation

Compensation Report are presented in U.S. dollars. US$). Accordingly, the amounts disclosed in this Compensation Report are presented in U.S. dollars.

For information purposes, certain amounts are also presented in Swiss francs (CHF). Such amounts have been translated from U.S. dollars into Swiss francs using the year-end exchange rate published by the Swiss National Bank as of December 31, 2025, of CHF 0.7933 per US$1.00.

2.1 Compensation awarded to the Board of Directors in 2025 (Audited)

The table below summarizes the compensation earned by all members of the Board of Directors, excluding those directors who also serve as Named Executive Officers, for the year ended December 31, 2025.

In 2025, the Company paid total cash compensation of $405,000 to its independent directors. This amount includes fees paid to current members of the Board of Directors and excludes any compensation for Mr. Pigott and Mr. Kanellitsas, who did not receive compensation for their services as directors. The amounts below are disclosed on a gross basis.

Director Name	Fees Earned (US$) (1)	Share- Based Awards (US$) (2)	Option- Based Awards (US$)(3)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)(4)	Total (US$)
George Ireland	$70,000	$150,000	-	-	-	-	$220,000
Diego Lopez Casanello	$60,000	$150,000	-	-	-	-	$210,000
Robert Doyle	$70,000	$150,000	-	-	-	$2,376	$222,376
Monica Moretto	$50,000	$150,000	-	-	-	$1,697	$201,697
Calum Morrison	$65,000	$150,000	-	-	-	$2,206	$217,206
Franco Mignacco	$90,000	$150,000	-	-	-	$6,292	$246,292

Notes:

(1) Cash portion of fees paid to each director.

(2) Amounts presented are based on the estimated grant date fair value of the DSUs, calculated at US$2.78 per DSU awarded in Q1 2025.

(3) No options were granted to the members of the Board of Directors. Members of the Board of Directors receive DSUs.

(4) Other compensation includes employer portions of social security and other allowances.

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

Director Name	Fees Earned (CHF)	Share- Based Awards (CHF)	Option- Based Awards (CHF)	Non-Equity Incentive Plan Compensation (CHF)	Pension Value (CHF)	All Other Compensation (CHF)	Total (CHF)
George Ireland	55,531	118,995	-	-	-	-	174,526
Diego Lopez Casanello	47,598	118,995	-	-	-	-	166,593
Robert Doyle	55,531	118,995	-	-	-	1,885	176,411
Monica Moretto	39,665	118,995	-	-	-	1,346	160,006
Calum Morrison	51,565	118,995	-	-	-	1,750	172,310
Franco Mignacco	71,397	118,995	-	-	-	4,991	195,383

The following table provides a breakdown of the fees earned by non-employee directors as presented in the table above:

Director Name		Board Retainer (US$)	Committee Retainer (US$)	Total (US$)
	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
George Ireland	Other	-	-	-
	Cash	$50,000	$10,000	$60,000
	DSUs	$150,000	-	$150,000
Diego Lopez Casanello	Other	-	-	-
	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
Robert Doyle	Other	$2,376	-	$2,376
	Cash	$50,000	-	$50,000
	DSUs	$150,000	-	$150,000
Monica Moretto	Other	$1,697	-	$1,697
	Cash	$50,000	$15,000	$65,000
	DSUs	$150,000	-	$150,000
Calum Morrison	Other	$2,206	-	$2,206
	Cash	$50,000	$40,000	$90,000
	RSUs	$150,000	-	$150,000
Franco Mignacco	Other	$6,292	-	$6,292

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

Director Name		Board Retainer (CHF)	Committee Retainer (CHF)	Total (CHF)
	Cash	39,665	15,866	55,531
	DSUs	118,995	-	118,995
George Ireland	Other	-	-	-
	Cash	39,665	7,933	47,598
	DSUs	118,995	-	118,995
Diego Lopez Casanello	Other	-	-	-
	Cash	39,665	15,866	55,531
	DSUs	118,995	-	118,995
Robert Doyle	Other	$1,885	-	$1,885
	Cash	39,665	-	39,665
	DSUs	118,995	-	118,995
Monica Moretto	Other	$1,346	-	$1,346
	Cash	39,665	11,900	51,565
	DSUs	118,995	-	118,995
Calum Morrison	Other	$1,750	-	$1,750
	Cash	39,665	31,732	71,397
	RSUs	118,995	-	118,995
Franco Mignacco	Other	$4,991	-	$4,991

2.2 Compensation awarded to the Executive Management in 2025 (Audited)

The table below sets out the total compensation of the members of our Executive Management, including both direct and indirect compensation for the fiscal year ended December 31, 2025. Our Executive Management .

Members of our Executive Management who also serve as members of the Board of Directors do not receive additional compensation for their services as directors. The amounts below are disclosed on a gross basis.

Named Executive and Principal Position	Year (1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)(4)(5)	Total Compensation (US$)
			Share- Based Awards (US$) (2)(3)	Option- Based Awards (US$)	Annual Incentive Plans (3)
John Kanellitsas, Executive Chair	2025	420,000	783,456	-	-	-	1,098,118	2,301,573
Sam Pigott, President and Chief ExecutiveOfficer	2025	450,000	1,469,278	-	-	-	1,653,705	3,572,934

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

Named Executive and Principal Position	Year (1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)(4)(5)	Total Compensation (US$)
			Share- Based Awards (US$) (2)(3)	Option- Based Awards (US$)	Annual Incentive Plans (3)
Alec Meikle, Executive Vice President, Corporate Development	2025	360,000	917,646	-	-	-	1,329,905	2,607,551
Alex Shulga, Vice President and Chief Financial Officer	2025	350,000	839,105	-	-	-	950,026	2,139,131

Notes:

(1) Financial year ended December 31, 2025.

(2) Share-based awards consist of restricted share units ("RSUs") granted under the Incentive Plan. The amount recognized for equity-settled share-based payment arrangements is based on the estimated fair value at the grant date. For the 2025 RSUs, the fair value was determined based on the five-day volume-weighted average proce ("VWAP") of $7.73, calculated as of the day preceding the grant date.

(3) Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded in the respective year disclosed in the table. The amount includes a discretionary special bonus awarded in recognition of leadership and execution of key strategic initiatives during the fiscal year.

(4) All other compensation includes (i) RSUs granted in connection with new employment agreements; (ii) an additional 25% of the 2025 short-term incentive ("STI") bonus attributable to the executive's election to receive the bonus entirely in non-cash RSUs rather than cash; and (iii) Extended health benefits and retirement plan contributions as part of the employee benefits. For such RSUs, the fair value was determined based on the five-day volume-weighted average price ("VWAP") of 7.73, calculated as of the day preceding the grant date.

(5) On January 23, 2025, the Company entered into new employment agreements with certain members of the Executive Management to ensure compliance with Swiss law, including amendments to provisions relating to termination and termination in the event of a change of control. In consideration for entering into these agreements, the affected executives were granted RSUs with an aggregate grant date fair value of $3,856,246. For such RSUs, the fair value was determined based on the five-day volume-weighted average price ("VWAP") of $2.78, calculated as of the day preceding the grant date.

In the reporting year, the highest paid individual was Sam Pigott, President and Chief Executive Officer.

Named Executive and Principal Position	Year (1)	Salary (CHF)	Equity-Based Compensation (CHF)		Non-Equity Incentive Plan Compensation (CHF	Pension Value (CHF	All Other Compensation (CHF)4)(5)	Total Compensation (CHF)
			Share- Based Awards (CHF) (2)(3)	Option- Based Awards (CHF)	Annual Incentive Plans (3)
John Kanellitsas, Executive Chair	2025	333,186	621,516	-	-	-	871,137	1,825,838

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

Named Executive and Principal Position	Year (1)	Salary (CHF)	Equity-Based Compensation (CHF)		Non-Equity Incentive Plan Compensation (CHF	Pension Value (CHF	All Other Compensation (CHF)4)(5)	Total Compensation (CHF)
			Share- Based Awards (CHF) (2)(3)	Option- Based Awards (CHF)	Annual Incentive Plans (3)
John Kanellitsas, Executive Chair	2025	333,186	621,516	-	-	-	871,137	1,825,838
Sam Pigott, President and Chief Executive Officer	2025	285, 588	727,969	-	-	-	1,311,885	2,834,408
Alec Meikle, Executive Vice President, Corporate Development	2025	356,985	1,165,578	-	-	-	1,056,013	2,068,570
Alex Shulga, Vice President and Chief Financial Officer	2025	277,655	665,662	-	-	-	753,1,696,973

 2.3 Shareholdings and options held by the Board & Executive Management as of 31 December 2025 (Audited)

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Shares Held	Exercisable Options	DSUs	PSUs	RSUs	Number of Shares Beneficially Owned	Percent of Outstanding Shares
John Kanellitsas	2,231,364	340,000	-	18,593	1,633,093	4,223,050	2.60%
Sam Pigott	69,269	340,000	-	-	1,142,516	1,551,785	0.96%
George Ireland	3,725,460	150,000	305,817	-	-	4,181,277	2.57%
Diego Lopez Casanello	150,000	150,000	167,917	-	-	467,917	0.29%
Robert Doyle	14,500	150,000	167,917	-	-	332,417	0.20%
Franco Mignacco	2,623,720	210,000	53,956	9,684	346,884	3,244,244	2.00%
Monica Moretto	4,265	-	100,639	-	-	104,904	0.06%
Calum Morrison	15,000	150,000	167,917	-	-	332,917	0.20%
Alec Meikle	21,970,	250,000	-	41,826	1,177,517	1,491,313	0.92%
Alex Shulga	54,464	175,000	-	9,802	762,420	1,001,686	0.62%
Total	8,910,012	1,915,000	964,163	79,905	5,062,430	16,931,510	10.43%

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

2.4 Loans/Credits declaration (Audited)

The Company and its controlled entities did not grant loans or credits to members of the Board of Directors or Executive Management during the year under review, and no such balances were outstanding at yearend.

The Company does not have any post-retirement benefit plans that would provide post-retirement benefits to any of our Executive Management. The Company does not have any supplemental executive retirement plans.

2.5 Payments/benefits to former members related to their former activity as a corporate body (Audited) The Company did not pay compensation to former members of the Board of Directors during the reporting year.

The Company did not pay compensation to former members of the Executive Management during the reporting year.

Indebtedness of Directors and Executive Officers

None of the current or former directors, executive officers, employees of the Company or its subsidiaries or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

2.6 Contractual terms

Members of the Board of Directors are individually elected at the Annual General Meeting (AGM) for terms of one year and accordingly have no fixed employment agreements.

The Board

The AoA provide that the Board will consist of a minimum of three directors. The members of the Board shall, as a rule, be elected by the AGM in each case for a term of office of one year. The term of office of the members of the Board shall, subject to prior resignation and removal, expire on the next AGM at which there is a quorum as described in section "General Meetings of Shareholders". Re-election is possible.

List of Executive Management:

John Kanellitsas, Executive Chair

Sam Pigott, President and Chief Executive Officer

Alec Meikle, President (formerly Executive Vice President, Corporate Development)

Alex Shulga, Vice President and Chief Financial Officer

List of Directors:

John Kanellitsas

Sam Pigott

George Ireland

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

Diego Lopez Casanello

Robert Doyle

Monica Moretto

Calum Morrison

Franco Mignacco

3. Additional Activities and Mandates (Audited)

3.1 Board of Directors

At the end of the reporting year, the members of the Board carried out the following activities or mandates in comparable positions in undertakings with commercial purpose as per article 734e of the Swiss Code of Obligations.

Board Member	Company / Organization	Function / Role
George Ireland	Geologic Resource Partners LLP Amerigo Resources Ltd. Heliostar Metals Corp. Merrill Ring Inc.	Chief Investment Officer & CEO Board Member Board Member Board Member
Diego Lopez Casanello	Farmers Business Network, Inc. Vidavo Ventures New Mountain Capital LLC Profile Products LLC FBN Corp	Chief Executive Officer Managing Partner Executive Advisor Board Member Board Member
Robert Doyle	Faraday Copper Corp. OreZone Gold Corp. Snowline Gold Corp.	Board Member Board Member Board Member
Franco Mignacco	Full Circle Lithium Corp. Gaucho Minerals	Board Member Board Member
Monica Moretto	Pan American Silver Corp. Mining Association of Canada	Vice President, Social Sustainability, Diversity, and Inclusion Chair, International Social Responsibility Committee
Calum Morrison	Snowline Gold Corp	President and Board Member

3.2 Executive Management

At the end of the reporting year, the members of the Executive Management carried out the following activities or mandates in comparable positions in undertakings with commercial purpose as per article 734e of the Swiss Code of Obligations.

Executive Management	Company / Organization	Function / Role
John Kanellitsas	Largo Physical Vanadium Corp. Lithium Royalty Corp	Board Member Board Member
Sam Pigott	N/A
Alec Meikle	N/A
Alex Shulga	N/A

LITHIUM ARGENTINA AG
ZUG, SWITZERLAND
COMPENSATION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025
(EXPRESSED IN US DOLLARS AND SWISS FRANCS)

3.3 Gender representation disclosure (Audited)

The Company supports the objectives of balanced gender representation at the level of the Board and Executive Management in accordance with Swiss law and best practice.

As of the reporting date, the Company does not meet the applicable benchmark values. Appointments to the Board and Executive Management are made based on professional qualifications, experience, leadership skills, and the specific requirements of the Company, taking into account continuity and succession planning.

The current composition reflects historical appointments, limited turnover during the reporting period, and the need to retain specific expertise. The Company considers gender representation as one of several criteria in its selection and succession processes and will continue to do so in the future.

SCHEDULE "C"

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

LITHIUM ~~AMERICAS (~~ARGENTINA~~) CORP.~~ AG

(Formerly Lithium Americas (Argentina) Corp.)

~~SECOND~~THIRD AMENDED AND RESTATED EQUITY INCENTIVE PLAN

~~(as amended by the Board on May 15 and December 3, 2023 and on May 10, 2024)~~

PART 1

PURPOSE

1.1 Purpose

The purpose of this Plan is to secure for the Company and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2 Available Awards

Awards that may be granted under this Plan include:

(a) Options;

(b) Deferred Share Units; and

(c) Restricted Share Rights (time based or in the form of Performance Share Units).

PART 2

INTERPRETATION

2.1 Definitions

(a) "Affiliate" ~~has the meaning set forth in the BCA~~means any entity that is an affiliate of the Company as defined in National Instrument 45-106 - Prospectus and Registration Exemptions, as may be amended from time to time.

(b) "Arrangement Deferred Share Units" means Deferred Share Units issued as part of the Plan of Arrangement in partial exchange for Outstanding Deferred Share Units.

(c) "Arrangement Departing Participant" has such meaning ascribed thereto in Section 9.2 of this Plan.

(d) "Arrangement Effective Date" means the Effective Date as such term is defined in the Plan of Arrangement.

(e) "Arrangement Effective Time" means the Effective Time as such term is defined in the Plan of Arrangement.

(f) "Arrangement Restricted Share Rights" means Restricted Share Rights issued as part of the Plan of Arrangement in partial exchange for Outstanding Restricted Share Rights.

(g) "Award" means any right granted under this Plan, including Options, Restricted Share Rights and Deferred Share Units.

(h) "BCA" means the Business Corporations Act (British Columbia).

(i) "Blackout Period" means a period in which the trading of Shares or other securities of the Company is restricted under the Company's ~~Corporate Disclosure, Confidentiality and~~ Securities Trading Policy, or under any similar policy of the Company then in effect.

(j) "Board" means the board of directors of the Company.

(k) "Cashless Surrender Right" has the meaning set forth in Section 3.5 of this Plan.

(l) "CEO" means the Chief Executive Officer of the Company.

(m) "Change of Control" means, for greater certainty except for any transaction under the Plan of Arrangement, the occurrence and completion of any one or more of the following events:

(A) the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

(B) the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than to one or more ~~Designated Affiliates~~subsidiaries of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;

(C) the Company is to be dissolved and liquidated;

(D) any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company's outstanding voting securities; or

(E) as a result of or in connection with: (i) the contested election of directors, or; (ii) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another corporation or other entity in office immediately preceding such election or appointment, the nominees named in the most recent management information circular of the Company for election to the Board shall not constitute a majority of the Board (unless in the case of (ii) such election or appointment is approved by 50% or more of the Board prior to the completion of such transaction).

Notwithstanding the foregoing and to the extent Section 409A is applicable to an Award, for purposes of Awards issued to ~~US~~U.S. Taxpayers, a transaction described above in (A)-(E) will not be deemed a Change of Control unless the transaction qualifies as a change of control event within the meaning of ~~Code~~ Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time.

For the purposes of the foregoing, "voting securities" means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

(n) "Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(o) "Committee" has the meaning attributed thereto in Section 8.1.

(p) "Company" means Lithium ~~Americas Corp. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant~~Argentina AG, a company existing pursuant to art. 620 et seqq. of the Swiss Code of Obligations (previously existing under the BCA as Lithium Americas (Argentina) Corp, and, prior to the Plan of Arrangement, ~~if applicable), a company existing under the BCA~~as Lithium Americas Corp.) and its successors.

(q) "Deferred Payment Date" for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Shares underlying the Restricted Share Rights in accordance with Section 4.4 of this Plan; and (ii) the Participant's Separation Date.

(r) "Deferred Share Unit" means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(s) "Deferred Share Unit Grant Letter" has the meaning ascribed thereto in Section 5.2 of this Plan.

(t) "Deferred Share Unit Payment" means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.

(u) "Delegated Options" has the meaning ascribed thereto in Section 3.3 of this Plan.

(v) "Delegated Restricted Share Rights" has the meaning ascribed thereto in Section 4.1 of this Plan.

(w) ~~(v)~~ "Designated Affiliate" means affiliates of the Company, and any entity in which the Company has a joint venture interest, as designated by the Committee from time to time for purposes of this Plan.

(x) ~~(w)~~ "Director Retirement" in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

~~(x) "Director Separation Date" means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).~~

(y) "Director Termination" means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(z) "Eligible Directors" means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan. Notwithstanding the foregoing, for the purposes of ~~Part 5~~PART 5 of this Plan, Eligible Directors shall exclude any directors of the Company or any Designated Affiliate who are also employees of the Company or any Designated Affiliate.

(aa) "Eligible Employees" means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Committee as employees eligible for participation in this Plan. Eligible Employees shall include Service Providers as determined by the Committee as eligible for participation in this Plan ~~as determined by the Committee~~.

(bb) "Fair Market Value" means~~, with respect to a Share subject to an Award held by a non-US Taxpayer, the volume weighted average~~ the closing price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) ~~for~~on the ~~five (5) days~~last dayon which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as ~~at~~of that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine~~.Fair Market Value means,~~, and with respect to ~~a Share subject to an Award held by a US Taxpayer, the closing price of the Shares on the New York Stock Exchange (or the Toronto Stock Exchange if the Company is not then listed on the New York Stock Exchange) on the day immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as of that date listed on the New York Stock Exchange or the Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date~~.Awards to U.S. Taxpayers, applying valuation methods approved under U.S. Code Section 409A.

(cc) "Form S-8" means the Form S-8 registration statement promulgated under the U.S. Securities Act.

(dd) "Good Reason" in respect of an employee ~~or officer~~ of the Company or any of its Affiliates, means a material adverse change imposed by the Company or an Affiliate (as the case may be), without the consent of such employee ~~or officer, as applicable~~, in position, responsibilities, salary, benefits, perquisites, as they exist immediately prior to the Change of Control, or a material diminution of title imposed by the Company or the Affiliate (as the case may be), as it exists immediately prior to the Change of Control, and includes other events defined as "Good Reason" under any employment agreement of such employee ~~or officer~~ with the Company or its Affiliate.

(ee) "Insider" has the meaning set out in the TSX Company Manual.

(ff) "Option" means an option to purchase Shares granted under the terms of this Plan.

(gg) "Option Period" means the period during which an Option is outstanding.

(hh) "Option Shares" has the meaning set forth in Section 3.5 of this Plan.

(ii) "Optionee" means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of this Plan.

(jj) "Outstanding Deferred Share Units" means Deferred Share Units outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Deferred Share Units and cancelled.

(kk) "Outstanding Restricted Share Rights" means Restricted Share Rights outstanding immediately prior to the Arrangement Effective Time which, as part of the Plan of Arrangement, were exchanged for Arrangement Restricted Share Rights and cancelled.

(ll) "Participant" means an Eligible Employee or Eligible Director who participates in this Plan.

(mm) "Performance Share Units" means Restricted Share Rights that are subject to performance conditions and/or multipliers and designated as such in accordance with Section 4.1 of this Plan.

(nn) "Plan" means this ~~second~~third amended and restated equity incentive plan, as it may be further amended and restated from time to time.

(oo) "Plan of Arrangement" means the plan of arrangement ~~proposed~~ under section 288 of the BCA which has become effective in accordance with the terms of an amended and restated arrangement agreement between the Company and Spinco dated June 14, 2023.

(pp) "Restricted Period" means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(qq) "Restricted Share Right" or "Restricted Share Units" has such meaning as ascribed to such term at Section 4.1 of this Plan.

(rr) "Restricted Share Right Grant Letter" has the meaning ascribed to such term in Section 4.2 of this Plan.

(ss) "Retirement" ~~in respect of an Eligible Employee,~~ means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company's normal retirement policy, or earlier with the Company's consent.

(tt) "Section 409A" means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

(uu) "Separation Date" means the date that a Participant ceases to be an Eligible Director or Eligible Employee~~.~~; provided, however, that with respect to U.S. Taxpayers and only to the extent an Award is subject to Section 409A, the Separation Date will be the date on which the Eligible Director or Eligible Employee experiences a Separation from Service within the meaning of Section 409A

(vv) "Service Provider" means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more and that complies with the definition of "consultant" or "advisor" as set forth in Form S-8.

(ww) "Shares" means the common registered shares of the Company with a par value of US$0.01 per share.

(xx) "Specified Employee" means a U.S. Taxpayer who meets the definition of "specified employee", as defined in Section 409A(a)(2)(B)(i) of the Internal Revenue Code.

(yy) "Spinco" means, prior to the completion of the Plan of Arrangement, 1397468 B.C. Ltd. (and from and after the completion of the Plan of Arrangement the same corporation as renamed pursuant to the Plan of Arrangement), a corporation incorporated under the BCA and its successors.

(zz) "Spinco Designated Affiliate" means affiliates of Spinco designated by the board of directors of Spinco or the committee of the board of directors of Spinco authorized to administer the Spinco Equity Incentive Plan in accordance with its terms.

(aaa) "Spinco Equity Incentive Plan" has the meaning ascribed thereto in the Plan of Arrangement.

(bbb) "Spinco Service Provider" has such meaning as ascribed to such term at Section 9.2 of this Plan.

(ccc) "Termination" means the termination of the employment (or consulting services) of an Eligible Employee with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of the Eligible Employee. For clarity, an Eligible Employee's employment or engagement with the Company or a Designated Affiliate is considered to have terminated effective on the last day of the Eligible Employee's actual and active employment or engagement with the Company or a Designated Affiliate, whether or not the termination or engagement is with or without notice, contractual notice or legal notice.

(ddd) "Triggering Event" means (i) in the case of a director of the Company, the Director Termination of such director; (ii) in the case of an employee of the Company or any of its Affiliates, the termination of the employment of the employee without cause, as the context requires by the Company or the Affiliate or in the case of an officer of the Company or any of its Affiliates, the removal of or failure to re-elect or re-appoint the individual without cause as an officer of the Company or an Affiliate thereof; (iii) in the case of an employee or an officer of the Company or any of its Affiliates, his or her resignation following the occurrence of a Good Reason; (iv) in the case of a Service Provider, the termination of the services of the Service Provider by the Company or any of its Affiliates.

(eee) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

(fff) "~~US~~U.S. Taxpayer" means a Participant who is a ~~US~~U.S. citizen, ~~US~~U.S. permanent resident or other person ~~who is~~whose Awards under the Plan are subject to taxation ~~on their income~~ under the ~~United States Internal Revenue~~ Code ~~of 1986~~.

2.2 Interpretation

(a) This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b) Whenever the Board or Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term "discretion" means the sole and absolute discretion of the Board or Committee.

(c) As used herein, the terms "Part" or "Section" mean and refer to the specified Part or Section of this Plan, respectively.

(d) Where the word "including" or "includes" is used in this Plan, it means "including (or includes) without limitation".

(e) Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f) Unless otherwise specified, all references to money amounts are to ~~Canadian~~United States dollars.

PART 3

STOCK OPTIONS

3.1 Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2 Price

The exercise price (which will be set in U.S. dollars) per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value of the Share on the date of grant.

3.3 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Options (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Options, the "Delegated Options"). The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Options, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Options at any time with such grant to be effective at a later date and the corresponding determination of the exercise price to be done at such date to accommodate any Blackout Period or such other circumstances where such delayed grant is deemed appropriate, and the date of grant of such Options shall then be the effective date of the grant.

Each Option granted to a Participant shall be evidenced by a ~~stock option~~ grant letter or agreement, in physical or electronic format (including by way of an entry in any electronic incentive compensation system maintained by the Company or a third-party service provider on its behalf), with terms and conditions consistent with this Plan and as approved by the Board on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

3.4 Terms of Options

The Option Period shall be five (5) years from the date such Option is granted, or such greater or lesser duration as the Board, on the recommendation of the Committee, or in the case of Delegated Options, the CEO, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten (10) business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth (10th) business day following the expiry of the Blackout Period. Notwithstanding the foregoing, the expiry date of any Option granted to a ~~US~~U.S. Taxpayer shall not be extended if such extension would violate Section 409A.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, or, in respect of Delegated Options, by the CEO, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) at any time during the first six (6) months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b) at any time during each additional six (6) month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ (or retained as a Service Provider) of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(b) in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, or, in respect of the Delegated Options, by the CEO, and which in any case incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

3.5 Cashless Surrender Right

Participants have the right (the "Cashless Surrender Right"), in lieu of the right to exercise an Option, to surrender such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Surrender Right, and, in lieu of receiving the full number of Shares (the "Option Shares") to which such surrendered Option (or portion thereof) relates, to receive the number of Shares~~,~~ (subject to the payment in cash of the par value of each such Share, to the extent applicable, and subject to satisfaction of applicable tax withholding requirements) disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the applicable Option exercise price per Share (after deducting the par value paid for each Share, to the extent applicable) from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right and multiplying the remainder by the number of Option Shares; and

(b) dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Surrender Right.

If a Participant exercises a Cashless Surrender Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

If an Optionee exercises a Cashless Surrender Right in connection with an Option, to the extent that such Optionee would be entitled to a deduction under paragraph 110(1)(d) of the Income Tax Act (Canada) in respect of such exercise if the election described in subsection 110(1.1) of the Income Tax Act (Canada) were made and filed (and the other procedures described therein were undertaken) on a timely basis after such exercise, the Corporation will cause such election to be so made and filed (and such other procedures to be so undertaken).

3.6 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by a Service Provider to, or while a Service Provider or a director of, the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b) ceases to be employed by a Service Provider to, or act as a Service Provider or director of, the Company or a Designated Affiliate for cause, no Option ~~held by~~ such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so engaged. If an Optionee ceases to be employed by, a Service Provider to, or act as a Service Provider or director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

3.7 Effect of Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Options shall vest immediately and become exercisable on the date of such Triggering Event.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Options outstanding shall immediately vest and become exercisable on the date of such Change of Control.

The provisions of this Section 3.7 shall be subject to the terms of any employment agreement between the Participant and the Company.

3.8 Effect of Amalgamation or Merger

Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the ~~option~~Option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4

RESTRICTED SHARE RIGHTS AND PERFORMANCE SHARE UNITS

4.1 Participants

The Board ~~has the right to grant, in its sole and absolute discretion,~~, on the recommendation of the Committee, may at any time authorize the granting to any Participant, rights to receive (subject to the payment in cash of the par value for each Share, to the extent applicable) any number of fully paid and non-assessable Shares ("Restricted Share Rights" or "Restricted Share Units") as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. The Board may also, by way of Board resolution, delegate to the CEO the authority to grant any of a designated number of Restricted Share Rights ~~may be~~ (such number to be specified by the Board in the aforementioned resolution) to Eligible Employees, other than Eligible Employees who are officers or directors of the Company (such Restricted Share Rights, the "Delegated Restricted Share Rights"). The date of grant of a Restricted Share Right shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of a Restricted Share Rights not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board; or (iii) in respect of Delegated Restricted Share Rights, the date such grant is made by the CEO. Notwithstanding the foregoing, the Board may authorize the grant of Restricted Share Rights at any time with such grant to be effective at a later date where such delayed grant is deemed appropriate, and the date of grant of such Restricted Share Rights shall then be the effective date of the grant.

Restricted Share Rights may be granted subject to performance conditions and/or performance multipliers, in which case such Restricted Share Rights may be designated as "Performance Share Units".

4.2 Restricted Share Right Grant Letter

Each ~~grant of a~~ Restricted Share Right ~~under this Plan~~granted to a Participant shall be evidenced by a grant letter or agreement, in physical or electronic format (including by way of an entry in any electronic incentive compensation system maintained by the Company or a third-party service provider on its behalf) (a "Restricted Share Right Grant Letter") ~~issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable~~, with terms and conditions ~~of this Plan and may be subject to any other terms and conditions which are not inconsistent~~consistent with this Plan ~~and which~~as approved by the Board~~,~~ on the recommendation of the Committee, ~~deems appropriate for inclusion in a~~or, in respect of Delegated Restricted Share ~~Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.~~Rights, by the CEO (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.8 of this Plan, and the approval of any material changes by the Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

4.3 Restricted Period

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board, on the recommendation of the Committee, or, in the case of Delegated Restricted Share Rights, the CEO, shall determine the Restricted Period and vesting requirements applicable to such Restricted Share Rights. Vesting of a Restricted Share Right shall be determined at the sole discretion of the Board, on the recommendation of the Committee, or, in the case of Delegated Restricted Share Rights, the CEO, at the time of grant and shall be specified in the Restricted Share Right Grant Letter. Vesting requirements may be based upon the continued employment or other service of a Participant, and/or to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares (and the number of underlying Shares that may be received may be subject to performance multipliers). Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration (subject to the payment in cash of the par value for each Share, to the extent applicable) or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.

4.4 Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada), or who are residents of Argentina or elsewhere unless prohibited by the Board, and not, in ~~either~~any case, a ~~US~~U.S. Taxpayer, may elect to defer to receive all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5 Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked. For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.

4.6 Retirement or Termination during Restricted Period

Subject to the terms of any employment agreement or Award agreement between the Company and the Participant, in the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board, on recommendation of the Committee, shall have the absolute discretion to modify the Restricted Share Rights, including to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence or, with respect to any Participants that are not U.S. Taxpayers, allow the Restricted Share Rights to continue in accordance with their original Restricted Periods.

4.7 Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.

4.8 Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.9 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant's account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Restricted Share Right, the fraction shall be disregarded. Any additional Restricted Share Rights awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Restricted Share Rights to which they relate.

4.10 Change of Control

If a Triggering Event occurs within the 12-month period immediately following a Change of Control pursuant to the provisions of Section 2.1(m)(A), (B), (D) or (E), all outstanding Restricted Share Right Rights shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

In the event of a Change of Control pursuant to the provisions of Section 2.1(m)(C), all Restricted Shares Rights outstanding shall immediately vest and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

Notwithstanding any provision of this Plan, in the event of a Change of Control, all Arrangement Restricted Share Rights outstanding held by Arrangement Departing Participants shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

The provisions of this Section 4.10 shall be subject to the terms of any employment agreement between the Participant and the Company.

4.11 Settlement Basis for Performance Share Units

In respect of Performance Share Units that are accelerated as a result of a Change of Control or the total disability or death of a Participant, unless the Board determines otherwise and subject to any employment agreement or Award agreement between the Company and the Participant, (i) in respect of any performance measurement periods that are completed on or prior to the Change of Control, total disability or death of a Participant, the proportion of Performance Share Units equivalent to the performance measurement periods completed shall be settled by applying a performance multiplier calculated based on the actual performance in respect to such completed periods, and (ii) in respect of any performance measurement periods that are not completed on or prior to the Change of Control, total disability or death of a Participant, the equivalent proportion of Performance Share Units in respect to such periods shall be settled by applying a performance multiplier of one Share for each Performance Share Unit.

PART 5

DEFERRED SHARE UNITS

5.1 Deferred Share Unit Grants

The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director's account when designated by the Board.

5.2 Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter or agreement, in physical or electronic format (including by way of an entry in any electronic incentive compensation system maintained by the Company or a third-party service provider on its behalf) (a "Deferred Share Unit Grant Letter") issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.3 Redemption of Deferred Share Units and Issuance of Deferred Shares

The Deferred Share Units held by each Eligible Director ~~who is not a US Taxpayer~~ shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director~~. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six (6) months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director's death~~, subject to Section 7.10, if applicable. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, subject to the limitations set forth in Section 7.1 of this Plan, the number of Shares issued ~~from treasury~~out of the Company's conditional share capital for equity incentive plans equal to the number of Deferred Share Units in the Eligible Director's account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.

No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

Any issuance of Shares in settlement of Deferred Share Units shall be subject to the payment in cash of the par value for each Share to the extent applicable.

5.4 Death of Participant

In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.

5.5 Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director's account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid. If the foregoing results in a fractional Deferred Share Unit, the fraction shall be disregarded. Any additional Deferred Share Units awarded pursuant to this Section will be subject to the same terms, including the time of settlement, as the Deferred Share Units to which they relate.

PART 6

SOCIAL SECURITY AND WITHHOLDING TAXES

~~6.1 Withholding Taxes~~

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any social security contributions, payroll withholding taxes, or other taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of any Shares to be issued under this Plan, until such time as the Participant has paid the Company or any Designated Affiliate for any amount which the Company or Designated Affiliate is required to withhold by law with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy withholding obligations under an Award.

PART 7

GENERAL

7.1 Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time) shall not exceed ~~8~~10% of the outstanding issue (as defined below) from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time. In addition, the aggregate number of Shares that may be issued and issuable under this Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable),

(a) to Insiders shall not exceed 10% of the Company's outstanding issue from time to time;

(b) to Insiders within any one-year period shall not exceed 10% of the Company's outstanding issue from time to time; and

(c) to any one Insider and his or her associates or Affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

In no event will the number of Shares that may be issued to any one Participant pursuant to Awards under this Plan (when combined with all of the Company's other security-based compensation ~~arrangement~~arrangements, as applicable) exceed 5% of the Company's outstanding issue from time to time.

~~The aggregate number of Options that may be granted under this Plan to any one non-employee director of the Company within any one-year period shall not exceed a maximum value of US$100,000 worth of securities, and together with any Restricted Share Rights and Deferred Share Units granted under this Plan and any securities granted under all other securities-based compensation arrangements, such aggregate value shall not exceed US$150,000 in any one-year period. The calculation of this limitation shall not include however: (i) the initial securities granted under securities-based compensation arrangements to a person who was not previously a director of the Company, upon such person becoming or agreeing to become a director of the Company; (ii) the securities granted under securities-based compensation arrangements to a person who was a director of the Company immediately prior to Arrangement Effective Time and who continued to be a director of the Company following the Arrangement Effective Time; (iii) the securities granted under securities-based compensation arrangements to a director of the Company who was also an officer of the Company at the time of grant but who subsequently became a non-employee director; and (iv) any securities granted to a non-employee director that is granted in lieu of any director cash fee provided the value of the security awarded has the same value as the cash fee given up in exchange for such security.~~ For greater clarity, in this Plan, securities-based compensation arrangements include securities issued under this Plan and any other compensation arrangements implemented by the Company including stock options, other stock option plans, employee stock purchase plans, stock appreciation right plans, deferred share unit plans, performance share unit plans, restricted share unit plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury, but excludes any compensation arrangement that does not involve the issuance of Shares from treasury and any other compensation arrangements assumed or inherited by the Company in connection with the acquisition of another entity.

For the purposes of this Section 7.1, "outstanding issue" means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

For greater certainty, any increase in the issued and outstanding Shares will result in an increase in the available number of Shares issuable under the Plan, and the exercise or settlement of Awards will make new grants available under the Plan, subject to article 5 (conditional share capital for equity incentive plans) in the articles of association of the Company.

For greater clarity, the issuance of Arrangement Restricted Share Rights and Arrangement Deferred Share Units shall not be treated as a new grant of Restricted Share Rights and Deferred Share Units, respectively.

7.2 Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Toronto Stock Exchange.

7.3 Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

7.4 Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

7.5 Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant's employment at any time. Participation in this Plan by a Participant is voluntary.

7.6 Record Keeping

The Company (in physical or electronic format (including by way of an electronic incentive compensation system maintained by the Company or a third-party service provider on its behalf)) shall maintain a register in which shall be recorded:

(a) the name and address of each Participant;

(b) the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c) such other information as the Board may determine.

7.7 Necessary Approvals

This ~~second~~third amended and restated equity incentive plan of the Company continues to be in effect. The amendments adopted by the Board on May ~~15~~1, ~~2023~~2026 shall become effective on such date~~, except for: (i) Part 9 which shall become effective on the Arrangement Effective Date as contemplated in the Plan of Arrangement: (ii) the two sets of amendments adopted by the Board on December 3, 2023, which shall become effective on such date; and (iii) the amendments adopted by the Board on May 10, 2024~~, subject in all cases to the approval of (a) the Toronto Stock Exchange and (b) the New York Stock Exchange, if applicable.

7.8 Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the Cashless Surrender Right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a) such amendment, suspension or termination is in accordance with the articles of association of the Company, applicable laws and the rules of any stock exchange on which the Shares are listed;

(b) no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c) the expiry date of an Option Period in respect of an Option shall not be more than ten (10) years from the date of grant of an Option except as expressly provided in Section 3.4;

(d) the Directors shall obtain shareholder approval of:

(i) any amendment to the number of Shares specified in Section 7.1;

(ii) any amendment to the limitations on Shares that may be reserved for issuance, or issued, to Insiders~~, or remove participation limits on non-employee directors or increase the amounts of participation limits on non-employee directors~~;

(iii) any amendment that would reduce the exercise price of an outstanding Option other than pursuant to Section 7.3 or permits the cancellation and re-issuance of Options;

(iv) any amendment that would extend the expiry date of the Option Period in respect of any Option granted under this Plan except as expressly contemplated in Section 3.4;

(v) any amendment to permit Options to be transferred other than for normal estate settlement purposes; or

(vi) any amendment to reduce the range of amendments requiring shareholder approval contemplated in this Section.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.9 No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

7.10 Section 409A

It is intended that any payments under the Plan to ~~US~~U.S. Taxpayers shall be exempt from or comply with Section 409A ~~of the Code~~, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A ~~of the Code.~~. If any amount of an Award subject to Section 409A is payable upon a Separation from Service to a Participant who is considered a Specified Employee, then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the Participant's Separation from Service, or (ii) the Participant's death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A.

7.11 Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

All Awards and securities which may be acquired pursuant to the exercise of the Awards to be issued pursuant to the Plan will be issued pursuant to the registration requirements of the U.S. Securities Act and applicable state securities laws or an exemption or exclusion from such registration requirements.

7.12 Clawback and Recoupment

All Awards under this Plan shall be subject to forfeiture or other penalties pursuant to any Company clawback policy, as may be adopted or amended from time to time, and such forfeiture and/or penalty conditions or provisions as determined by the Committee.

7.13 Limitations on Grants under Swiss Law

Grants of Awards to directors of the Company and grants of Awards to officers of the Company who are designated by the Board as members of the Company's "executive management" in accordance with Swiss law, shall be subject to the aggregate amount of compensation to be paid to the directors or to executive management, as applicable, in respect of which such grants relate, having been approved by shareholders of the Company as required by the applicable Swiss law requirements with respect to say-on pay. Any Awards granted without the foregoing shareholder approval shall be null and void.

7.14 ~~7.13~~ Term of the Plan

This Plan shall remain in effect until it is terminated by the Board.

PART 8

ADMINISTRATION OF THIS PLAN

8.1 Administration by the Committee

(a) Unless otherwise determined by the Board, this Plan shall be administered by the Governance, Nomination, Compensation and Leadership Committee (the "Committee") or equivalent committee appointed by the Board and constituted in accordance with such Committee's charter.

(b) The Committee shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i) adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency; and

(ii) otherwise exercise the powers delegated to the Committee by the Board and under this Plan as set forth herein.

8.2 Board Role

(a) The Board, on the recommendation of the Committee or of its own volition, shall determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards. The Board may delegate this authority as it sees fit, including as set forth in ~~Section~~Sections 3.3 and 4.1.

(b) The Board may delegate any of its responsibilities or powers under this Plan to

(i) the Committee, or (ii) the CEO as set forth in ~~Section~~Sections 3.3 and 4.1.

(c) In the event the Committee or, in respect of the Delegated Options or Delegated Restricted Share Rights, the CEO, is unable or unwilling to act in respect of a matter involving this Plan, the Board shall fulfill the role of the Committee (or CEO, as the case may be) provided for herein.

PART 9

PLAN OF ARRANGEMENT

9.1 Plan of Arrangement

This ~~second~~third amended and restated equity incentive Plan ~~has been amended to contemplate~~contemplates the Plan of Arrangement. To the extent applicable, it is intended that the Outstanding Restricted Share Rights and the Outstanding Deferred Share Units will be exchanged for Arrangement Restricted Share Rights and Arrangement Deferred Share Units, respectively, pursuant to the Plan of Arrangement on a tax-deferred basis under subsection 7(1.4) of the Income Tax Act (Canada).

9.2 Arrangement Restricted Share Rights

(a) For all purposes under the Plan, the date on which an Arrangement Restricted Share Right is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Restricted Share Right shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Restricted Share Right for which such Arrangement Restricted Share Right was exchanged as part of the Plan of Arrangement.

(b) With respect to Arrangement Restricted Share Rights that replace Performance Share Units, all such Arrangement Restricted Share Rights shall (unless otherwise determined by the Board) be subject to the same time based vesting period as the Performance Share Unit they replace and upon vesting such Arrangement Restricted Share Rights shall be fully satisfied by the issuance of one Share (unless otherwise determined by the Board) irrespective of the applicable performance multiplier to which the Performance Share Unit was subject. Notwithstanding the foregoing, Arrangement Restricted Share Rights that replace Performance Share Units that were fully vested and outstanding prior to the Arrangement Effective Time may be settled by the Company in accordance with the performance multiplier applicable to the Performance Share Units replaced.

(c) In addition, notwithstanding anything contained herein to the contrary, in respect of each person that is a Participant immediately prior to the Arrangement Effective Time that, due to or in connection with the Arrangement, who ceases to be an Eligible Director or an Eligible Employee and becomes a director, officer or employee of Spinco or any Spinco Designated Affiliate, or provides ongoing services for Spinco or any Spinco Designated Affiliate and complies with the definition of "consultant" or "advisor" as set forth in Form S-8 (a "Spinco Service Provider") (each such director, officer, employee or Spinco Service Provider, an "Arrangement Departing Participant"), all Arrangement Restricted Share Rights (other than those issued pursuant to paragraph (b)) issued to such Arrangement Departing Participant that replace Outstanding Restricted Share Rights shall (unless otherwise determined by the Board) immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Restricted Share Rights as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Restricted Share Rights to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Restricted Share Rights shall then be cancelled.

(d) With respect to Arrangement Restricted Share Rights issued to an Arrangement Departing Participant that are not immediately vested, upon such Arrangement Departing Participant ceasing to be a director, officer or employee of Spinco or any Spinco Designated Affiliates, or a Spinco Service Provider, as applicable, such Arrangement Departing Participant shall be treated for the purposes of this Plan as having ceased to be so employed with the Company and its Designated Affiliates and such Arrangement Departing Participant's Arrangement Restricted Share Rights shall be dealt with in accordance with Section 4.6 of this Plan.

9.3 Arrangement Deferred Share Units

(a) For all purposes under the Plan, the date on which an Arrangement Deferred Share Unit is granted for purposes of the Plan shall be deemed to be the date of the grant of the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement and, except as set out herein or in the Plan of Arrangement and with such adjustments as the circumstances require, the Arrangement Deferred Share Unit shall be deemed (unless otherwise determined by the Board) to have the same terms and conditions (including vesting and expiration) as the Outstanding Deferred Share Unit for which such Arrangement Deferred Share Unit was exchanged as part of the Plan of Arrangement.

(b) Notwithstanding anything contained herein to the contrary, (unless otherwise determined by the Board) all Arrangement Deferred Share Units issued to Arrangement Departing Participants shall immediately vest and the underlying Shares shall be issued to the holder of such Arrangement Deferred Share Units as soon as practicable by the Company following the Arrangement Effective Date (provided that the Company may establish a schedule for the settlement of Arrangement Deferred Share Units to ensure the orderly sale of Shares in the markets to satisfy tax withholding obligations), which Arrangement Deferred Share Units shall then be cancelled.